                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CARDIAC PATHWAYS CORPORATION

                                (Name of Issuer)

                                     COMMON

                         (Title of Class of Securities)
                                   141408104

                                 (CUSIP Number)


 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 21, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box |X|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

CUSIP No.  141408104                   13D                    Page 2 of 29 Pages

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
         Persons

         State of Wisconsin Investment Board                          39-6006423
--------------------------------------------------------------------------------
 (2)     Check The Appropriate Box If A Member Of A Group                (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
 (3)     SEC Use Only

--------------------------------------------------------------------------------
 (4)     Source Of Funds*

         OO
--------------------------------------------------------------------------------
 (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): |_|

--------------------------------------------------------------------------------
 (6)     Citizenship Or Place Of Organization

         Wisconsin
--------------------------------------------------------------------------------

Number Of Shares                      (7)   Sole Voting Power        1,815,000
Beneficially Owned
By Each Reporting
Person With                           (8)   Shared Voting Power      -0-

                                      (9)   Sole Dispositive Power   1,815,000

                                      (10)  Shared Dispositive Power -0-

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

         1,815,000 -- See Item 5
--------------------------------------------------------------------------------

 (12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
 (13)    Percent Of Class Represented By Amount In Row (11)

         18.1% -- See Item 5
--------------------------------------------------------------------------------
 (14)    Type Of Reporting Person

         EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share, (the "Common Stock") of Cardiac Pathways Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 995 Benecia Avenue, Sunnyvale, California 94086.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by the State of Wisconsin Investment Board (SWIB), an independent agency of the State of Wisconsin, designated by s. 25.15, Wis. Stats., as investment manager for assets of the Wisconsin Retirement System (WRS).

         (b) The address of the principal business and offices of SWIB is 121 E. Wilson Street, Madison, WI 53707-7842

         (c) Not applicable.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of warrants to purchase sixty (60) shares of Series B Preferred Stock, which shares are convertible at the option of the holder into sixty thousand (60,000) shares of Common Stock. The aggregate exercise price of such warrants is sixty thousand dollars ($60,000) and is payable out of WRS public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION.

         Bridge Financing. In an effort to raise additional capital, on May 21, 1999, the Company entered into a bridge loan with SWIB and certain other investors (the "Bridge Investors") for an aggregate amount of three million dollars ($3,000,000), pursuant to the terms of that certain Securities Purchase Agreement, dated May 20, 1999, executed May 21, 1999, (the "Securities Purchase Agreement") filed as Exhibit 1 hereto (the "Bridge Financing"). The Bridge Investors may increase the amount of the Bridge Financing up to an aggregate of six million dollars ($6,000,000) at their election. The Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Notes (the "Notes"), filed as Exhibit 2 hereto, issued by the Company in connection with the Bridge Financing, are secured by substantially all of the Company's assets and accrue interest at a floating rate per annum equal to the sum of the variable rate of interest announced by Silicon Valley Bank as its "prime rate" in effect from time to time, plus 2.00%. The Notes are convertible into shares of Series B Preferred at the rate of $1,000 per share. On May 21, 1999, pursuant to the terms of the Securities Purchase Agreement, the Company issued to each Bridge Investor a warrant, a form of which is filed as Exhibit 3 hereto ("Warrant"), to purchase a number of shares of Series B Preferred equal to the quotient of (a) the aggregate amount of the Notes held by such Bridge Investor multiplied by ten percent (10%) divided by (b) one thousand (1,000) (the "Warrant Coverage"). In the event that the Bridge Investors should choose to lend up to an additional three million dollars ($3,000,000) to the Company, the Company shall issue to the Bridge Investors the same Warrant Coverage on such additional funds, for an aggregate Warrant Coverage of up to six hundred (600) shares of Series B Preferred, convertible into an aggregate of six hundred thousand (600,000) shares of Common Stock. The shares of Common Sock disclosed as beneficially owned by SWIB in this Schedule 13D consist of (i) shares issuable upon conversion of Series B Preferred issuable upon exercise of Warrants currently held by SWIB to purchase an aggregate of sixty (60) shares of Series B Preferred, convertible into an aggregate of 60,000 shares of Common Stock, and
(ii) 1,755,000 shares of Common Stock currently held by SWIB.

         Purchase Agreement. The Notes and the interest accrued thereon are convertible into shares of Series B Preferred as set forth above in accordance with the terms of the Securities Purchase Agreement and that certain Series B Convertible Preferred Stock Purchase Agreement, filed as Exhibit 4 hereto (the "Purchase Agreement"), dated May 20, 1999, executed May 21, 1999, by and between the Company on the one hand, and the Bridge Investors and certain other investors (collectively, the "Series B Investors"). Under the terms of the Purchase Agreement, upon the satisfaction of certain closing conditions, the Company shall issue and sell up to forty million (40,000,000) shares of Series B Preferred to the Series B Investors for an aggregate purchase price of forty million dollars ($40,000,000), which amounts include the issuance of any shares of Series B Preferred pursuant to the conversion of the Notes and the interest accrued thereon, but not shares of Series B Preferred issued pursuant to the exercise of Warrants. The Notes and the interest thereon may not be converted into Series B Preferred, nor will shares of Series B Preferred be purchased under the terms of the Purchase Agreement, unless and until the Company's stockholders approve the issuance of such shares, and as a result, such shares are not included in shares beneficially owned for the purpose of Rule 13d-3.

         Under the terms of the Purchase Agreement, the Company's existing board of directors other than William N. Starling shall resign effective upon the closing date of the Purchase Agreement. Mr. Starling shall serve as the Company's chairman of the board of directors.

         Thomas M. Prescott has been appointed as the Company's new chief executive officer replacing William N. Starling, the Company's former chief executive officer and president. Mr. Prescott was appointed at the recommendation of the Series B Investors in accordance with the terms of the Purchase Agreement.

         The Purchase Agreement provides that the holders of the Series B Preferred shall have the right to nominate three (3) members of the Company's board of directors, two (2) of whom shall be representatives of BankAmerica Ventures and one (1) of whom shall be a representative of Morgan Stanley Venture Partners III, L.P. In the event that the number of the Company's directors exceeds five (5), the holders of the Series B Preferred shall have the right to nominate one (1) additional director. All members of the Company's board of directors nominated by holders of the Series B Preferred shall have the right to be members of all committees of the Company's board of directors. The Company further agrees not to file any proxy or other materials with the Securities and Exchange Commission opposed to the re-election of such persons as directors of the Company unless such director has committed any action giving the stockholders of the Company the right to remove such director for cause, and to use all reasonable efforts to secure the election of such persons as directors. The Purchase Agreement provides that the remaining directors of the Company will include one (1) representative of the Company's management, who shall be the Company's chief executive officer and one (1) outside representative appointed by a majority of the Company's board of directors.

         As of May 21, 1999, under the terms of the Purchase Agreement, the Company has agreed to grant to BankAmerica Ventures, Morgan Stanley Venture Partners III, L.P., and SWIB, non-voting, board observation rights.

         Pursuant to the terms of the Purchase Agreement, the Company has agreed to use its best efforts to obtain stockholder approval to amend its Certificate of Incorporation to effect a 1 for 5 reverse split of the outstanding common stock and to amend its Bylaws to (i) fix the number of directors at five (5) members with a provision that the number of directors may be increased to seven
(7) members with the consent of the directors who are representatives of the Series B Investors, and (ii) to require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares entitled to vote, voting together as a single class, to (I) increase the number of shares reserved for issuance under the Company's stock plans, such that the quotient of (A) the shares outstanding issued pursuant to the Company's stock plans plus the shares available for issuance under the Company's stock plans plus additional shares proposed to be issued under the Company's stock plans; divided by (B) the total outstanding capital stock of the Company, including any outstanding convertible preferred stock, on an as converted basis, is not greater than thirty percent (30%); and (II) re-price any options granted after May 20, 1999 to purchase shares of common stock under the Company's stock plans, provided that the Company shall only re-price each option outstanding prior to May 20, 1999 once. It is a condition to closing of the Purchase Agreement that the Company obtain stockholder approval to increase the number of shares of common stock available for management and employees under the Company's 1991 Stock Option Plan by 4,000,000 shares.

         Voting Agreement. Under the terms of the Purchase Agreement, the Company has entered into a voting agreement, a form of which is filed as Exhibit 5 hereto, (the Voting Agreement) with certain directors, officers, and stockholders of the Company. Under the terms of the Voting Agreement, such stockholders have agreed to vote their shares of the Company's common stock in favor of the approval of the sale of the Series B Preferred pursuant to the terms of the Purchase Agreement (the "Financing") and against (a) any proposal made in opposition to or in competition with the completion of the sale of the sale of the Financing, (b) any liquidation or winding up of the Company and (c) any action that would make consummation of the Financing unfeasible. Such stockholders further agreed through the closing date of the Purchase Agreement, to not directly or indirectly solicit or encourage the acquisition of twenty percent (20%) or more of the Company's securities by a third party other than the Series B Investors.

         The Rights Preferences and Privileges of the Series B Preferred. The Certificate of Designation filed by the Company with the Office of the Secretary of State for the State of Delaware, a form of which is filed as

Exhibit 6 hereto, sets forth the rights, preferences, and privileges of the Series B Preferred, including, but not limited to the following:

         Each share of Series B Preferred will initially be convertible into 1,000 shares of the Company's common stock (before giving effect to the proposed reverse stock split). The conversion ratio of the Series B Preferred will be subject to adjustment for price-based anti-dilution.

         The Series B Preferred will be entitled to an 11% cumulative dividend per year and will have a liquidation preference equal to the initial purchase price of $1,000 plus accrued but unpaid dividends upon the occurrence of a liquidation, a merger or the sale of our substantially all of the Company's capital stock or assets.

         The holders of the Series B Preferred will vote on all matters presented to the Company's stockholders on an as-converted to common stock basis. In addition, the affirmative vote of holders of the Series B Preferred, voting as a separate class, will be required to: (i) amend or repeal any provision, or add any provision to the Company's certificate of incorporation or bylaws which changes the rights of the Series B Preferred; (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of the Company's preferred stock or common stock; (iii) authorize or issue, or obligate itself to issue, any other security, including any other security convertible into or exercisable for any security having a preference over, or being on a parity with, the Series B Preferred with respect to voting, dividends, redemption or upon liquidation; (iv) issue any shares of common stock, other than (a) shares of common stock issuable or issued to employees, consultants or directors of Cardiac Pathways directly or pursuant to a stock option plan or restricted stock plan approved by the board of directors, including the representatives of the Series B Investors; (b) shares of common stock issuable or issued upon conversion of the Company's Series A Participating Preferred Stock or Series B Preferred or as dividends or distributions on the Series A Participating Preferred Stock or Series B Preferred; (c) shares of common stock issuable or issued upon exercise of warrants issued to banks, equipment lessors or other venders, where such common stock or warrants were approved by the board of directors, including the representatives of the Series B Investors; or (d) shares of common stock issuable or issued as consideration for business combinations or corporate partnering agreements approved by the board of directors, including the representatives of the Series B Investors; (v) declare or pay any dividends on its common stock or redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of common stock; provided, however, that this restriction shall not apply to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for Cardiac Pathways or any subsidiary pursuant to agreements under which Cardiac Pathways has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment; (vi) sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this corporation is disposed of; (vii) repurchase any series of preferred stock, or (viii) increase or decrease the size of the Cardiac Pathways board of directors.

         Redemption Rights At any time after May 31, 2004, the holders of a majority of the then outstanding Series B Preferred may request that the Company redeem the outstanding Series B Preferred in whole, upon payment in cash in respect of each share of Series B Preferred redeemed of an amount equal to $1,000 plus accrued but unpaid dividends on such shares. In the event the Company elects not to redeem the then outstanding Series B Preferred, the cumulative dividend rate payable on the Series B Preferred shall increase six percent, each year at the beginning after such date the Company elects not to redeem the Series B Preferred.

         Registration Rights The Company and the Series B Investors have entered into that certain Registration Rights Agreement, dated May 20, 1999, executed May 21, 1999, filed as Exhibit 7 hereto, (the "Rights Agreement"). Under the terms of the Rights Agreement, at any time after May 31, 2000 the holders of at least forty five percent (45%) of the Series B Preferred issued pursuant to the Purchase Agreement (the

"Shares") can (i) request the Company to effect a registration of the common stock into which the then outstanding Shares are convertible, of at least $7,500,000 (a "Requested Registration") and (ii) request the Company to effect a registration of at least $2,000,000 on Form S-3. The Series B Investors are entitled to two Requested Registrations, and one registration on Form S-3 per twelve (12) month period. In addition, in the event the Company proposed to register any of its securities for its own account or the account of any of its stockholders (other then certain registrations relating (i) solely to employee benefits plans; (ii) to a registration on Form S-4 or (iii) relating solely to a Securities and Exchange Commission Rule 145 transaction), the Series B Investors will have the right, upon a timely request and subject to a right of priority in favor of the Company, to have the common stock into which the Shares are convertible included in such registration. All expenses for the aforementioned registrations shall be paid by the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Upon the exercise of Warrants issued in connection with the Bridge Financing of three million dollars ($3,000,000), SWIB has the right to acquire and for the purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own sixty (60) shares of Series B Preferred, which are convertible at the option of the holder into sixty thousand (60,000) shares of Common Stock, which is approximately 18.1% of the outstanding shares of Common Stock as of May 21, 1999 when combined with SWIB's current 1,755,000 shares.


         SWIB and the Bridge Investors, for the purposes of Rule 13d-5(b)(i) and Rule 13d-3 promulgated under the Exchange Act, upon exercise of Warrants with the underlying cumulative rights to obtain 300,000 shares may be deemed to beneficially own at the current time an aggregate of 2,055,000 shares of Common Stock, or approximately 19.9% of the outstanding shares of Common Stock as of May 21, 1999.

         (b) SWIB has the power to direct the disposition of and vote the shares of Series B Preferred and Common Stock held by it. However, SWIB has entered into the Voting Agreement described in Item 4, above.

         (c) SWIB has not effected any transaction in the Common Stock during the past 60 days.

         (d)      See Item 4

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See responses to Item 4 and Item 7.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:        Securities Purchase Agreement

         Exhibit 2:        Form of Senior Convertible Floating Rate Bridge Note

         Exhibit 3: Form of Cardiac Pathways Corporation Warrants for The Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation

         Exhibit 4: Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement

         Exhibit 5:        Form of Voting Agreement

         Exhibit 6:        Form of Certificate of Designation

         Exhibit 7:        Cardiac Pathways Corporation Registration Rights
                           Agreement

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  June 2, 1999
                                  ------------
                                      Date

                                /s/ George Natzke
                                -----------------
                                    Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                       STATE OF WISCONSIN INVESTMENT BOARD

         The names of the Trustees and the names and titles of the Executive Officers of the State of Wisconsin Investment Board are set forth below. The principal business address of each Trustee and officer is State of Wisconsin Investment Board, 121 E. Wilson Street, Madison, Wisconsin 53707-7842

Board of Trustees
-----------------

John Petersen III - Chair
Joseph E. Gorman - Vice-Chair
Eric O. Stanchfield - Secretary
Mark D. Bugher
Norma DeHaven
George H. Hahner
Jon D. Hammes
James R. Nelsen
William R. Sauey

Executive Officers
------------------

Patricia Lipton                           Executive Director
Michael L. McCowin                        Chief Investment Officer
George R. Natzke                          Chief Financial Officer
Kenneth W. Johnson                        Chief Administrative Officer
Kurt N. Schacht                           Chief Legal Counsel
James W. Kaellner                         Director of Internal Audit
Ledell Zellers                            Human Resources Director


Investment Directors
--------------------

Steven F. Hilmer                          Equities
John F. Nelson                            Equities
Trisha L. Reopelle                        Equities
Charles D. Saunders                       Equities
Robert H. Severance                       Real Estate
Sally J. Lee                              Public Fixed Income
Jon R. Traver                             Public Fixed Income
John J. Zwadzich                          Public Fixed Income
Michael A. Wagner                         Non Traditional
James M. Gannon                           Private Placements

                                    EXHIBIT 1

                          SECURITIES PURCHASE AGREEMENT

                                    EXHIBIT 2

              FORM OF SENIOR CONVERTIBLE FLOATING RATE BRIDGE NOTE

                                    EXHIBIT 3

    FORM OF CARDIAC PATHWAYS CORPORATION WARRANTS FOR THE PURCHASE OF SHARES
               OF PREFERRED STOCK OF CARDIAC PATHWAYS CORPORATION

                                    EXHIBIT 4

    FORM OF CARDIAC PATHWAYS CORPORATION SERIES B CONVERTIBLE PREFERRED STOCK
                               PURCHASE AGREEMENT

                                    EXHIBIT 5

                            FORM OF VOTING AGREEMENT

                                    EXHIBIT 6

                       FORM OF CERTIFICATE OF DESIGNATION

                                    EXHIBIT 7

           CARDIAC PATHWAYS CORPORATION REGISTRATION RIGHTS AGREEMENT

                                                                       Exhibit 1







                          SECURITIES PURCHASE AGREEMENT

                                   dated as of

                                  May 20, 1999

                                      among

                          CARDIAC PATHWAYS CORPORATION

                                       and

                          The Purchasers listed on the
                             signature pages hereof

                                TABLE OF CONTENTS
                             ----------------------

                                                                            PAGE

                                    ARTICLE 1
                                   DEFINITIONS

SECTION 1.01.  Definitions.....................................................1

                                    ARTICLE 2
                         PURCHASE AND SALE OF SECURITIES

SECTION 2.01.  Commitments to Purchase.........................................4
SECTION 2.02.  The Closings....................................................5

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

SECTION 3.01.  Organization, Standing, etc.....................................6
SECTION 3.02.  Authorization; Noncontravention.................................6
SECTION 3.03.  Binding Effect..................................................6
SECTION 3.04.  Capitalization..................................................6
SECTION 3.05.  Litigation, Proceedings; No Defaults............................8
SECTION 3.06.  Investment Company..............................................8
SECTION 3.07.  Governmental Regulation.........................................8
SECTION 3.08.  Solicitation; Access to Information.............................8
SECTION 3.09.  Qualified Small Business........................................9
SECTION 3.10.  Small Business Concern..........................................9

                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF PURCHASERS

SECTION 4.01.  Private Placement...............................................9
SECTION 4.02.  Authority; No Other Action.....................................10
SECTION 4.03.  Margin Compliance..............................................11
SECTION 4.04.  Source of Funds................................................11

                                    ARTICLE 5
                         CONDITIONS PRECEDENT TO CLOSING

SECTION 5.01.  Conditions to Purchaser's Obligations..........................11
SECTION 5.02.  Conditions to Issuer's Obligations.............................13

                                                                            PAGE

                                    ARTICLE 6
                                    COVENANTS

SECTION 6.01.  Incorporation of Affirmative Covenants from the Credit
                  Agreement...................................................13
SECTION 6.02.  Incorporation of Negative Covenants from the Credit
                  Agreement...................................................13
SECTION 6.03.  Furnishing of Information......................................13
SECTION 6.04.  Use of Proceeds................................................14
SECTION 6.05.  Notice of Shareholder Meetings.................................14
SECTION 6.06.  Capitalization.................................................14
SECTION 6.07.  Qualified Small Business.......................................14
SECTION 6.08.  Small Business Administration Matters..........................15
SECTION 6.09.  Regulatory Compliance Cooperation..............................15
SECTION 6.10.  Board Observer Rights..........................................16

                                    ARTICLE 7
                             LIMITATION ON TRANSFERS

SECTION 7.01.  Restrictions on Transfer.......................................16
SECTION 7.02.  Restrictive Legends............................................17
SECTION 7.03.  Notice of Proposed Transfers...................................17

                                    ARTICLE 8
                            CONVERSION OF SECURITIES

SECTION 8.01. Right to Convert Securities.....................................18
SECTION 8.02. Conversion of Securities........................................18
SECTION 8.03. Equity Securities...............................................19
SECTION 8.04. Registration Rights.............................................19

                                    ARTICLE 9
                                  MISCELLANEOUS

SECTION 9.01.  Notices........................................................19
SECTION 9.02.  No Waivers; Amendments.........................................20
SECTION 9.03.  Expenses; Documentary Taxes....................................20
SECTION 9.04.  Payment........................................................20
SECTION 9.05.  Termination....................................................20
SECTION 9.06.  Successors and Assigns.........................................20

                                                                            PAGE

SECTION 9.07.  California Law.................................................21
SECTION 9.08.  Counterparts; Effectiveness....................................21
SECTION 9.09.  Entire Agreement...............................................21

Schedule I    -- Small Business Investment Companies
Schedule II   -- Use of Proceeds


Exhibit A     -- Form of Senior Convertible Floating Rate Bridge Note
Exhibit B     -- Certificate of Designation
Exhibit C     -- Form of Warrant
Exhibit D     -- Form of Security Agreement

                          SECURITIES PURCHASE AGREEMENT

         AGREEMENT dated as of May 20, 1999 among Cardiac Pathways Corporation, a Delaware corporation (the "Issuer"), and the Purchasers listed on the signature pages hereof (the "Purchasers").

         The parties hereto agree as follows:


                                    ARTICLE 1
                                   DEFINITIONS

         SECTION 1.01. Definitions. (a) Terms defined in the Credit Agreement referred to below and not otherwise defined herein have, as used herein, the respective meanings provided for therein.

          (b) The following additional terms, as used herein, have the following meanings:

         "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

         "Agreement" means this Agreement, as the same may be amended from time to time.

         "BAV" means BankAmerica Ventures, a California corporation.

         "Bridge Securities" means the Issuer's Senior Convertible Floating Rate Bridge Notes substantially in the form set forth in Exhibit A hereto.

         "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in San Francisco and the City of New York are authorized by law to close.

         "Certificate of Designation" means the Certificate of Designation of the Issuer substantially in the form of Exhibit B hereto, setting forth the terms of the Preferred Stock.

         "Closing" and "Closing Date" have the meanings set forth in Section 2.02(a).

         "Collateral Agent" means BankAmerica Ventures as collateral agent under the Collateral Documents.

         "Collateral Documents" means the Security Agreement and any other agreement pursuant to which the Issuer or any of its Subsidiaries provides a Lien on its assets in favor of the Collateral Agent for the benefit of the Purchasers, and all supplementary assignments, security agreements, pledge agreements, acknowledgments or other documents delivered or to be delivered pursuant to the terms hereof or of any Collateral Document.

         "Code" means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" means the common stock of the Issuer, par value $.001 per share.

         "Credit Agreement" means the Loan and Security Agreement dated as of May 15, 1998, between the Issuer, and Silicon Valley Bank, together with the related documents thereto, including without limitation any security documents, in each case as in effect on May 17, 1999.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Financing Documents" means this Agreement, the Bridge Securities and the Collateral Documents.

         "Issuer" has the meaning set forth in the first paragraph of this Agreement.

         "Issuer's Counsel" means Wilson Sonsini Goodrich & Rosati.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, any Person shall be deemed to own subject to any Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

         "MSVP" means the collective reference to Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., each a Delaware limited partnership.

         "Other Financing Documents" means the Preferred Stock Purchase Agreement, the Registration Rights Agreement and the Voting Agreement.

         "Permitted Transferee" means a Person that is an Affiliate of a Purchaser (or, with respect to any Purchaser that is a trust, a successor trust, Affiliate, or beneficiary thereof) and to which such Purchaser transfers Bridge Securities.

         "Person" means an individual or a corporation, partnership, limited liability company, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "Preferred Stock" means the Series B Convertible Preferred Stock of the Issuer as set forth in the Certificate of Designation.

         "Preferred Stock Purchase Agreement" means the Series B Convertible Preferred Stock Purchase Agreement dated as of May 20, 1999 among the Issuer and the purchasers listed therein, as the same may be amended from time to time.

         "Purchaser" means the Purchaser or Purchasers listed on the signature pages hereto together with any Permitted Transferee.

         "Regulation D" has the meaning set forth in Section 3.08 hereof.

         "Registration Rights Agreement" means the Registration Rights Agreement dated as of May 20, 1999 among the Issuer and the holders listed therein, as the same may be amended from time to time.

         "Required Purchasers" means at any time prior to the Closing Date, Purchasers who have agreed to purchase, or, at any time after the Closing Date, holders of more than, 50% of the aggregate principal amount of the Bridge Securities.

         "Securities" means the Bridge Securities and the Preferred Stock issuable upon conversion of the Bridge Securities.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Security Agreement" means the Security Agreement dated as of May 20, 1999 between the Issuer and the Collateral Agent, substantially in the form of Exhibit D.

         "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

         "SWIB" means State of Wisconsin Investment Board.

         "Transfer" means any disposition of Securities that would constitute a sale thereof under the Securities Act.

         "Voting Agreement" means the Voting Agreement dated as of May 20, 1999 between the Issuer and the stockholder listed therein, as the same may be amended from time to time.

         "Warrant" means warrants exercisable for shares of Preferred Stock, substantially in the form of Exhibit C hereto.

         "Warrant Purchase Price" means $1.00.


                                    ARTICLE 2
                         PURCHASE AND SALE OF SECURITIES

         SECTION 2.01. Commitments to Purchase. Upon the basis of the representations and warranties herein contained of each Purchaser, the Issuer agrees to issue and sell to each Purchaser listed on the signature pages hereto and each Purchaser, upon the basis of the representations and warranties herein contained, but subject to the terms and conditions hereinafter stated, agrees severally but not jointly, to purchase from the Issuer on each Closing Date the Bridge Securities in the principal amount and at the price as is set forth below such Purchaser's name on the signature pages hereof in respect of such Closing Date.

         SECTION 2.02. The Closings. (a) The purchases and sales of the Securities will take place at two closings (individually, a "Closing") at the offices of Davis Polk & Wardwell, or at such other location as the Issuer and the Purchasers shall agree. The initial Closing shall be held on a date as soon as practicable after all conditions to the obligation of the Purchasers to purchase the Securities hereunder specified in Section 5.01(a)(i) have been fulfilled or waived. The second closing (if any) shall be held on a date as soon as practicable after all considerations to the obligations of the Purchasers to purchase the Securities hereunder specified in Section 5.01(b) have been fulfilled or waived. The Issuer shall notify each of the Purchasers of the date and time of the initial Closing (and the second Closing) not less than two Business Days prior to such date (or within such other time period as the parties mutually agree), and each Closing shall occur on such date or such other date as the parties hereto agree. Such notice shall also specify the principal amount and purchase price of the Bridge Securities to be purchased by such Purchaser at such Closing. The maximum principal amount of Bridge Securities to be purchased by each Purchaser hereunder at each of the Closings shall be as set forth on the signature pages hereof, and the price of all Bridge Securities purchased hereunder shall be the same as that set forth on the signature pages hereof. The date and time of each Closing is referred to herein as the "Closing Date".

          (b) On each Closing Date, each Purchaser shall deliver to the Issuer, by wire transfer to the account number of the Issuer listed on the signature pages hereof in immediately available funds or by federal funds check, an amount equal to the aggregate purchase price of the Bridge Securities being purchased by such Purchaser from the Issuer on such Closing Date.

          (c) At each Closing, the Issuer shall deliver to each Purchaser, against payment of the purchase price therefor, (i) one or more certificates evidencing the Bridge Securities being purchased by such Purchaser at such Closing, in definitive form and registered in such name or names, and in such denominations, as such Purchaser shall request not later than one Business Day prior to the applicable Closing Date. The authorized minimum denomination for the Bridge Securities upon original issuance thereof is $250,000 and any larger multiple of $100,000.

          (d) The second Closing shall be held not later than the date specified by the Required Purchasers in the notice delivered to the Issuer pursuant to
Section 5.01(b).

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

         The Issuer represents and warrants to each Purchaser as follows:

         SECTION 3.01. Organization, Standing, etc. The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as conducted to date.

         SECTION 3.02. Authorization; Noncontravention. The execution, delivery and performance by the Issuer of this Agreement and the Bridge Securities are within the Issuer's corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official other than such actions or filings which have been taken or made or will be taken or made on or prior to the time required under any such agreement (except the failure either singly or in the aggregate to take such actions and make such filings which would not have any bearing on the validity and enforceability of this Agreement) and do not contravene or constitute a default under (i) any provision of applicable law or regulation (including Regulations T, U and X of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")), (ii) the certificate of incorporation or bylaws of the Issuer or (iii) any material agreement, judgment, injunction, order, decree or other instrument binding upon the Issuer or result in the creation or imposition of any Lien on any asset of the Issuer or any of its Subsidiaries.

         SECTION 3.03. Binding Effect. This Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding agreement of the Issuer (except to the extent that rights to indemnity in respect of liabilities under federal and state securities laws provided in the Agreement may be limited under such laws), and the Bridge Securities, when executed and delivered by the Issuer in accordance with this Agreement, will constitute valid and binding obligations of the Issuer.

         SECTION 3.04. Capitalization. (a) The authorized capital stock of the Issuer consists of 30,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share, of which 50,000 shares have been designated Series A Participating Preferred Stock, 30,000 shares have been designated Series B Convertible Preferred Stock and 4,920,000 are undesignated. As of the date hereof, (i) 10,038,578 shares of Common Stock, all of which are validly issued, fully paid and nonassessable, no shares of Series A Participating Preferred Stock and no shares of Series B Convertible Preferred Stock were issued and outstanding; (ii) no shares were held in treasury by the Issuer or by any subsidiaries of the Issuer; (iii) 2,866,629 shares of Common Stock were reserved for issuance under the Issuer's stock plans (including (A) 1,442,440 shares of Common Stock reserved for issuance under the Issuer's 1991 Stock Option Plan, 1,067,591 shares of which were subject to outstanding options and 374,849 of which were reserved for future grants, (B) 60,000 shares of Common Stock were reserved for issuance under the Issuer's 1996 Director Option Plan, 33,000 shares of which were subject to outstanding options and 27,000 of which were reserved for future grants, (C) 400,000 shares of Common Stock were reserved for issuance under the Issuer's 1998 Non- Statutory Stock Option Plan, 143,818 of which were subject to outstanding options and 256,182 shares of which were available for future grants, (D) 920,506 shares of Common Stock were reserved for issuance under the Issuer's 1998 Employee Stock Purchase Plan, 40,506 shares of which were available for future purchase in fiscal 1999 and 880,000 of which may be purchased in maximum amounts of 200,000 shares per fiscal year commencing July 1, 1999 and (E) 43,683 shares were subject to an outstanding nonstatutory option granted outside of the plans); and (iv) 143,141 shares of Common Stock and related Preferred Stock Purchase Rights were subject to outstanding warrants to purchase such shares. All shares of the Issuer's Common Stock subject to issuance as specified above, on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Issuer or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of the Issuer's capital stock or the capital stock of any of the Issuer's subsidiaries or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than as contemplated by this Agreement. All of the outstanding shares of capital stock of each Subsidiary of the Issuer are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors' qualifying shares) are owned by the Issuer or another subsidiary of the Issuer free and clear of all security interests, liens, claims, pledges, agreements, limitations on the Issuer's voting rights, charges or other encumbrances of any nature. The Common Stock is quoted on the Nasdaq National Market.

          (b) The Preferred Stock, when issued and delivered to the Purchasers in accordance with this Agreement, shall be entitled to the benefits set forth in the certificate of incorporation of the Issuer and the Certificate of Designation. Upon any conversion of Bridge Securities into Preferred Stock in accordance with this Agreement, all of such shares shall be validly issued, fully paid and nonassessable and free and clear of any Lien or other right or claim. The issuance of such shares of Preferred Stock is not subject to any preemptive or similar rights and holders of such shares of Preferred Stock will not be entitled to any preemptive or similar rights. Except as set forth in Section 3.04(a) and as provided in Article 8, immediately following the initial Closing Date, the Issuer will have outstanding no other shares of capital stock and no securities convertible into or exchangeable for, or options or other rights to acquire from the Issuer, or other obligations of the Issuer to issue, directly or indirectly, any shares of capital stock of the Issuer.

         SECTION 3.05. Litigation, Proceedings; No Defaults. (a) There is no action, suit or proceeding pending against, or to the best knowledge of the Issuer threatened against or affecting, the Issuer or any of its Subsidiaries before any court or arbitrator or any governmental body, agency or official which could, with reasonable likelihood (individually or in the aggregate) materially adversely affect the business, financial position, results of operations or prospects of the Issuer and its Subsidiaries, taken as a whole, or which in any manner draws into question the validity of this Agreement, the Securities, or any of the other documents delivered or to be delivered by the Issuer pursuant hereto or thereto.

          (b) The Issuer is not in violation of its certificate of incorporation or bylaws or in violation, breach or default under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument to which it is a party or which is binding upon it, which violation, breach or default (i) would affect the validity or enforceability of this Agreement, the Securities or any other agreement, instrument or document executed or to be executed by the Issuer pursuant hereto or thereto or (ii) would (individually or in the aggregate) impair the ability of the Issuer to perform in any material respect the obligations which it has under this Agreement, the Securities, or any such other agreement, instrument or document.

         SECTION 3.06. Investment Company. The Issuer is not, and after giving effect to the sale and issuance of the Bridge Securities (and any conversion thereof into the Preferred Stock or other equity securities of the Issuer), will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         SECTION 3.07. Governmental Regulation. Except as required pursuant to the Securities Act, the Exchange Act and state securities laws, the Issuer is not subject to any Federal or state law or regulation limiting its ability to issue and perform its obligations under the terms of the Securities.

         SECTION 3.08. Solicitation; Access to Information. (a) No form of general solicitation or general advertising was used by the Issuer or, to the best of its knowledge, any other Person acting on its behalf, in respect of the Securities or in connection with the offer and sale of the Securities. Neither the Issuer nor any

Person acting on behalf of the Issuer has, either directly or indirectly, sold or offered for sale to any Person any of the Securities or any other similar security of the Issuer except as contemplated by this Agreement.

          (b) The Issuer has not offered any Securities to any Person unless immediately prior to making such offer the Issuer had reasonable grounds to believe and did believe that such Person was an "Accredited investor" as defined in Regulation D ("Regulation D") under the Securities Act, and, as of the date hereof, the Issuer has no reason to believe that such Person is not an "Accredited investor" as so defined.

         SECTION 3.09. Qualified Small Business. The Issuer is a "qualified small business" within the meaning of Section 1202(d) of the Code as of the date hereof. The Issuer further represents and warrants that, as of the date hereof, it meets the "active business requirement" of Section 1202(e) of the Code and it has made no "significant redemptions" within the meaning of Section 1202(c)(3)(B) of the Code.

         SECTION 3.10. Small Business Concern. The Issuer, together with its "affiliates" (as that term is defined in Section 121.103 of Title 13 of the Code of Federal Regulations (the "Federal Regulations")), is a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended (the "Small Business Act"), and Part 121 of Title 13 of the Federal Regulations. The information delivered by the Issuer to each Purchaser on SBA Forms 480, 652 and 1031 of the Small Business Administration (the "SBA") delivered in connection herewith is accurate and complete. The Issuer is not ineligible for financing by any SBIC Investor pursuant to Section 107.720 of Title 13 of the Federal Regulations. The Issuer acknowledges that BankAmerica Ventures is a Federal licensee under the Small Business Act.


                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF PURCHASERS

         Each Purchaser severally, and not jointly, hereby represents and warrants to the Issuer as follows:

         SECTION 4.01.  Private Placement.  (a)  Such Purchaser understands that
(i) the offering and sale of the Securities is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, and (ii) there is no existing public or other market for the Securities and there can be no assurance that any Purchaser will be able to sell or dispose of such Purchaser's Securities.

          (b) The Securities to be acquired by such Purchaser pursuant to this Agreement are being acquired for its own account and without a view to the public distribution of such Securities or any interest therein; provided that each Purchaser shall have the right at all times to sell or otherwise dispose of all or any part of the Securities so acquired by such Purchaser pursuant to a registration, or exemption therefrom, under the Securities Act.

          (c) Such Purchaser is an "Accredited investor" as such term is defined in Regulation D.

          (d) Such Purchaser is not a broker-dealer subject to Regulation T of the Federal Reserve Board.

          (e) Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities and such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Securities.

          (f) Such Purchaser has been given the opportunity to ask questions of, and receive answers from, the Issuer concerning the terms and conditions of the Securities and other related matters. Each Purchaser further represents and warrants to the Issuer that the Issuer has made available to such Purchaser or its agents all documents and information relating to an investment in the Securities requested by or on behalf of such Purchaser. In evaluating the suitability of an investment in the Securities, the Purchaser has not relied upon any other representations or other information (whether oral or written) made by or on behalf of the Issuer other than as contemplated by the two preceding sentences.

         SECTION 4.02. Authority; No Other Action. (a) The execution, delivery and performance of this Agreement are within such Purchaser's powers (corporate or otherwise) and have been duly authorized on its part by all requisite action (corporate or otherwise).

          (b) No action by or in respect of, or filing with, any governmental authority, agency or official is required for the execution, delivery and performance of this Agreement by such Purchaser, other than a "control certificate" to be filed with the SBA within 30 days of the initial Closing Date.

         SECTION 4.03. Margin Compliance. Such Purchaser is not relying, directly or indirectly, on any "margin stock" (as defined in Regulation U of the Federal Reserve Board) as collateral for the Securities.

         SECTION 4.04. Source of Funds. If any part of the funds to be used to purchase the Securities constitutes assets of any employee benefit plan within the meaning of Section 3 of ERISA, such Securities are being purchased pursuant to an available exemption from the provisions of Section 406 of ERISA and
Section 4975 of the Code.


                                    ARTICLE 5
                         CONDITIONS PRECEDENT TO CLOSING

         SECTION 5.01. Conditions to Purchaser's Obligations. (a) The obligation of each Purchaser to purchase the Securities to be purchased by it hereunder on each Closing Date is subject to the satisfaction, simultaneously with or prior to such Closing Date, of the following conditions:

             (i) The representations and warranties of the Issuer contained herein shall be true and correct in all material respects on and as of such Closing Date as if made on and as of such date;

            (ii) Each of the Purchasers shall have received duly executed counterparts of each Financing Document and each Other Financing Document;

           (iii) No Event of Default (within the meaning of the Credit Agreement) shall have occurred and be continuing;

            (iv) The Collateral Agent shall have received all signed UCC financing statements reasonably requested by the Collateral Agent to perfect its security interests in the Collateral and evidence satisfactory to the Collateral Agent that arrangements satisfactory to it have been made for filing such UCC financing statements on or promptly after the Closing Date;

             (v) The Collateral Agent shall have received all signed UCC-3 termination statements from Silicon Valley Bank together with a payoff letter in connection with the repayment of the loans outstanding under the Credit Agreement;

            (vi) Each of the Purchasers shall have received the Warrants to purchase the number of shares of Preferred Stock set forth below such Purchaser's name on the signature pages hereof and such Purchaser shall have paid to the Issuer the Warrant Purchase Price in respect thereof;

           (vii) The Issuer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it at or prior to such Closing Date;

          (viii) Each of the Purchasers shall have received duly executed certificates representing the Bridge Securities being purchased by such Purchaser pursuant hereto;

            (ix) Such Purchaser's purchase of and payment for the Securities shall not be prohibited by any applicable law, court order or governmental regulation;

             (x) Each Purchaser shall have received a certificate dated such Closing Date signed by an executive officer of the Issuer to the effect set forth in subsections 5.01(a)(i) and 5.01(a)(iii);

            (xi) Each Purchaser shall have received an opinion, dated such Closing Date, of Issuer's Counsel, substantially in the form of Exhibit E hereto;

           (xii) The Purchasers shall have received all documents reasonably requested by the Purchasers relating to the existence of the Issuer, the corporate authority for entering into, and the validity of, this Agreement, the Bridge Securities and any other matters relevant hereto and thereto, all in form and substance reasonably satisfactory to the Purchasers; and

          (xiii) The Issuer shall have executed and delivered to the Purchasers a Size Status Declaration on SBA Form 480 and an Assurance of Compliance on SBA Form 652, and shall have provided to BAV, the information requested by the Purchasers necessary for the preparation by BAV of a Portfolio Financing Report on SBA Form 1031.

          (b) The obligation of each Purchaser to purchase the Securities to be purchased by it hereunder on the second Closing Date is subject to the satisfaction, at or prior to the second Closing Date, of the following additional condition: The Required Purchasers shall have delivered a notice to the Issuer requesting that the Issuer issue to each Purchaser Securities in the amounts set forth below such Purchaser's name on the signature pages hereof no later than two Business Days after delivery of such notice.

         SECTION 5.02. Conditions to Issuer's Obligations. The obligations of the Issuer to issue and sell the Securities pursuant to this Agreement on each Closing Date to any Purchaser are subject to the satisfaction, at or prior to such Closing Date, of the following conditions:

             (a) The representations and warranties of such Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date;

             (b) Such Purchaser shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by such Purchaser at or prior to such Closing Date; and

             (c) The issue and sale of the Securities by the Issuer shall not be prohibited by any applicable law, court order or governmental regulation.


                                    ARTICLE 6
                                    COVENANTS

         SECTION 6.01. Incorporation of Affirmative Covenants from the Credit Agreement. The Issuer shall, and (where contemplated by the Credit Agreement) shall cause each of its Subsidiaries to, comply with the affirmative covenants set forth in Article 6 of the Credit Agreement other than those set forth in Sections 6.09, 6.10 and 6.11 thereof.

         SECTION 6.02. Incorporation of Negative Covenants from the Credit Agreement. The Issuer shall not, nor shall it permit its Subsidiaries to violate any of the negative covenants set forth in Article 7 of the Credit Agreement.

         SECTION 6.03. Furnishing of Information. As long as any Purchaser or any Permitted Transferee owns any Securities, the Issuer will furnish to such Purchaser any documents filed by the Issuer pursuant to Section 13, 14 or 15(d) of the Exchange Act and all annual, quarterly or other reports furnished to the Issuer's public securityholders and such additional information regarding the financial position or business of the Issuer and its Subsidiaries as such Purchaser may reasonably request; provided that if the Issuer is not subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Issuer will promptly furnish to such Purchaser:

             (a) As soon as available and in any event within 90 days after the end of each fiscal year of the Issuer, audited consolidated financial statements of the Issuer for such fiscal year prepared in accordance with GAAP, consistently applied, setting forth in comparative form the figures for the previous fiscal year, all reported on in a manner acceptable to the Commission by an independent public accountant of nationally recognized standing, and accompanied by a "Management's Discussion and Analysis of Financial Condition and Results of Operations" comparable to that which the Issuer would have been required to include in reports filed under Section 13 of the Exchange Act.

             (b) As soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Issuer, unaudited consolidated financial statements of the Issuer for such fiscal quarter and for the portion of the Issuer's fiscal year ended at the end of such quarter, setting forth in each case in comparative form the figures for the corresponding quarter and the corresponding portion of the Issuer's previous fiscal year, all certified (subject to normal year-end audit adjustments) as to fairness of presentation, generally accepted accounting principles and consistency by the principal financial and accounting officers of the Issuer.

         SECTION 6.04. Use of Proceeds. The proceeds from the issuance and sale of the Securities by the Issuer pursuant to this Agreement will be used solely to general corporate purposes in the ordinary course of business as listed on
Schedule II hereto.

         SECTION 6.05. Notice of Shareholder Meetings. The Issuer shall not hold any meeting of its shareholders to approve the Transaction unless it has given each Purchaser notice thereof at least 5 Business Days prior to the record date for shareholders eligible to vote at such shareholder meeting.

         SECTION 6.06. Capitalization. The Issuer shall not issue any capital stock or otherwise permit any change to its capitalization from that described in Section 3.04 hereof except as contemplated by the Other Financing Documents.

         SECTION 6.07. Qualified Small Business. The Issuer will use its best efforts to comply with the reporting and recordkeeping requirements of Section 1202 of the Code, any regulations promulgated thereunder and any similar state laws and regulations. The Issuer further covenants to submit to its shareholders and to state and federal taxation authorities such forms and filings as may be required to document such compliance, including the California Franchise Tax Board Form 3565, Small Business Stock Questionnaire, with its franchise or income tax return for the current income year.

         SECTION 6.08.  Small Business Administration Matters.

             (a) The Issuer will provide to each Purchaser identified as a licensed Small Business Investment Company on Schedule I hereto (each an "SBIC Investor"), and to the Small Business Administration (the "SBA"), reasonable access to the Issuer's books and records for the purpose of confirming the use of proceeds by the Issuer.

             (b) For a period of one year following the Closing, the Issuer will not change the nature of its business activity if such change would render the Issuer "ineligible" as provided in Section 107.720 of Title 13 of the Federal Regulations.

             (c) So long as any SBIC Investor holds any securities of the Issuer, the Issuer will at all times comply with the non-discrimination requirements of Sections 112, 113 and 117 of Title 13 of the Federal Regulations.

             (d) Within 45 days after the end of each fiscal year of the Issuer, and at such other times as an SBIC Investor may reasonably request in writing to the Issuer, the Issuer will deliver to such SBIC Investor a written assessment in form and substance reasonably satisfactory to such SIBC Investor as to the economic impact of such SBIC Investor's financing of the Issuer, specifying the full-time equivalent jobs created or retained in connection with such investment, and the impact of such financing on the Issuer's business in terms of profits and with respect to taxes paid by the Issuer and its employees. The Issuer will promptly provide each SBIC Investor who so requests in writing to the Issuer, specifying in such written request the nature of such required information in reasonable detail, such information as such SBIC Investor requests, in order to permit such SBIC Investor to comply with such SBIC Investor's obligations under the Small Business Act of 1958, as amended (the "Small Business Act"), and the regulations promulgated thereunder and related thereto. Any submission of financial information pursuant to this Section 6.08(d) shall be under cover of a certificate executed by the Issuer's president, chief executive officer, chief financial officer or treasurer, certifying that such information (i) relates to the Issuer, (ii) to the best of the Issuer's knowledge is accurate and (iii) if applicable, has been audited by the Issuer's independent auditors.

         SECTION 6.09. Regulatory Compliance Cooperation. In the event that any SBIC Investor determines that it has a Regulatory Problem (as defined below), it shall have the right to transfer its Securities in compliance with applicable state and federal securities laws, but without regard to any other restrictions on transfer set forth in this Agreement (provided that the transferee agrees to become a party to each such agreement), and the Issuer shall take all such actions as are reasonably requested by such SBIC Investor in order to (i) effectuate and facilitate any transfer by it of any securities of the Issuer then held by it to any person designated by such SBIC Investor, (ii) permit such SBIC Investor (or any of its affiliates) to exchange all or any portion of any voting security then held by it on a share-for-share basis for shares of a nonvoting security of the Issuer, which nonvoting security shall be identical in all respects to the voting security exchanged for it, except that it shall be nonvoting and shall be convertible into a voting security on such terms as are requested by it in light of regulatory considerations then prevailing, and (iii) amend this Agreement, as amended from time to time, to effectuate and reflect the foregoing. The parties to this Agreement agree to vote all of the Issuer's securities held by them in favor of such amendments and actions. For purposes of this Agreement, a "Regulatory Problem" means any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency that an SBIC Investor is not entitled to hold, or exercise any significant right with respect to, the underlying securities into which the Bridge Securities are convertible.

         SECTION 6.10. Board Observer Rights. The Issuer shall invite a representative of each of BAV, MSDWV and SWIB to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give each such representative copies of all notices, minutes, consents, and other materials (the "Board Materials") that it provides to its directors at the same time as such Board Materials are provided to any of its directors; provided, however, that the Issuer may withhold any information and exclude any such representative of BAV, MSDWV and SWIB from any meeting or portion thereof if the disclosure of such material or discussion, in the opinion of counsel to the Issuer, would jeopardize the Issuer's attorney client privilege. The right granted to each of BAV, MSDWV and SWIB to attend meetings of the Issuer's Board of Directors and to receive Board Materials shall not be assignable.


                                    ARTICLE 7
                             LIMITATION ON TRANSFERS

         SECTION 7.01. Restrictions on Transfer. From and after the Closing Date and their respective dates of issuance, as the case may be, neither the Securities, nor any interest therein shall be transferable except that from and after October

31, 1999, such Securities or interests therein shall be transferable upon the conditions specified in Sections 7.02 and 7.03, which conditions are intended to ensure compliance with the provisions of the Securities Act in respect of the Transfer of any of the Securities, or any interest therein. Each Purchaser will cause any proposed transferee of the Securities (or any interest therein) held by it to agree to take and hold such Securities (or any interest therein) subject to the provisions and upon the conditions specified in Sections 7.02 and 7.03.

         SECTION 7.02. Restrictive Legends. (a) Each certificate for Securities issued to a Purchaser or to a subsequent transferee shall (unless otherwise permitted by the provisions of Section 7.02(b) or Section 7.03 include a legend in substantially the following form:

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE THEREWITH. THIS SECURITY ALSO IS SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECURITIES PURCHASE AGREEMENT DATED AS OF MAY 20, 1999, A COPY OF WHICH MAY BE OBTAINED FROM CARDIAC PATHWAYS CORPORATION.

             (b) Subject to Section 7.03, any holders of Securities registered pursuant to the Securities Act and qualified under applicable state securities laws may exchange such Securities, as the case may be, upon transfer for new securities that shall not bear the legend set forth in Section 7.02(a).

         SECTION 7.03. Notice of Proposed Transfers. At least ten Business Days prior to any proposed Transfer (other than transfers by MSVP or BAV of some or all of the Securities (or interests therein) purchased by it hereunder pursuant to participation agreements or secondary note purchase agreements) of any Securities, the holder thereof shall give written notice to the Issuer of such holder's intention to effect such Transfer, setting forth the manner and circumstances of the proposed Transfer in reasonable detail. Such proposed Transfer (other than transfers to Permitted Transferees) may be effected only if the Issuer shall have received such notice of Transfer accompanied by (i) an opinion of counsel reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed Transfer of the Securities may be effected without registration under the Securities Act, (ii) representation letters in form and substance reasonably satisfactory to the Issuer to ensure compliance with the provisions of the Securities Act, and (iii) letters in form and substance reasonably satisfactory to the Issuer from each such transferee stating such transferee's agreement to be bound by the terms of this Article 7. Each certificate evidencing the Securities transferred as above provided shall bear the legend set forth in
Section 7.02(a) except that such certificate shall not bear such legend if the opinion of counsel referred to above is to the further effect that neither such legend nor the restrictions on Transfer in Sections 7.02 and 7.03 are required in order to ensure compliance with the provisions of the Securities Act.


                                    ARTICLE 8
                            CONVERSION OF SECURITIES

         SECTION 8.01. Right to Convert Securities. Subject to and upon compliance with the provisions of this Article 8, all outstanding Bridge Securities are convertible at the option of the Required Purchasers, at any time through the close of business on May 20, 2000, into fully paid and nonassessable shares of Preferred Stock in accordance with the terms of the Preferred Stock Purchase Agreement; provided that prior to the satisfaction of any stockholder approval requirement of the Nasdaq National Market with respect to the issuance of the Bridge Securities, under no circumstance shall the Required Purchasers be permitted to convert the Bridge Securities into Preferred Stock.

         SECTION 8.02. Conversion of Securities. (a) In order to convert the Securities, the Required Purchasers shall deliver to the Issuer an irrevocable Notice of Conversion setting forth the principal amount of Securities outstanding as of such date, the accrued but unpaid interest thereon as of such date, together with the name or names, if other than any Purchaser, in which the shares of Preferred Stock should be issued upon conversion and surrender to the Issuer of all the outstanding Securities, duly endorsed or assigned to the Issuer or in blank. The number of shares of Preferred Stock to be delivered upon conversion of the Securities shall be determined by reference to the number obtained by dividing (i) the aggregate principal amount of all the Securities, plus accrued but unpaid interest thereon as of the Conversion Date (as defined below) by (ii) the "Per Share Purchase Price" of the Preferred Stock determined in accordance with the Preferred Stock Purchase Agreement.

          (b) The Issuer's delivery upon conversion of the fixed number of shares of Preferred Stock into which the Securities are convertible (together with the cash payment, if any, in lieu of fractional shares) shall be deemed to satisfy the Issuer's obligation to pay the principal amount at maturity of the portion of Securities so converted and any unpaid interest accrued on such Securities at the time of such conversion.

         SECTION 8.03. Equity Securities. (a) The Issuer shall reserve, free from pre-emptive rights, out of its authorized but unissued shares, sufficient shares to provide for the conversion of the Securities from time to time as such Securities are presented for conversion.

             (b) If any shares of Preferred Stock to be reserved for the purpose of delivery upon conversion of Securities hereunder require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Issuer covenants that it will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be, provided, however, that nothing in this Section 8.03 shall be deemed to affect in any way the obligations of the Issuer to convert Securities into Preferred Stock as provided in this Article 8.

             (c) The Issuer covenants that all shares of Preferred Stock which may be issued upon conversion of Securities will upon issue be fully paid and non-assessable by the Issuer and free of pre-emptive rights.

         SECTION 8.04. Registration Rights. The Issuer agrees that each Purchaser shall be entitled to the benefits of the Registration Rights Agreement with respect to any Preferred Stock issued upon conversion of Bridge Securities and that any Preferred Stock received by such Purchaser upon conversion of Securities pursuant to this Article 8 shall be deemed to be "Registrable Securities" within the meaning of the Registration Rights Agreement.


                                    ARTICLE 9
                                  MISCELLANEOUS

         SECTION 9.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telex, telecopier or similar writing) and shall be given to such party at its address, telex or telecopier number set forth on the signature pages hereof, or such other address, telex or telecopier number as such party may hereinafter specify for the purpose to the party giving such notice. Each such notice, request or other communication shall be effective (i) if given by telex or telecopy, when such telex or telecopy is transmitted to the telex or telecopy number specified in this Section and the appropriate answerback is received or, (ii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or,

(iii) if given by any other means, when delivered at the address specified in this Section 9.01.

         SECTION 9.02. No Waivers; Amendments. (a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

             (b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Issuer and the Required Purchasers; provided that no such amendment or waiver shall, unless signed by all of the Purchasers, (i) change the amount or terms of any Bridge Securities to be purchased by any Purchaser pursuant to this Agreement,
(ii) extend the period of time during which the Purchasers shall be obligated to purchase Bridge Securities pursuant to this Agreement or (iii) change the number of Purchasers that shall be required for the Purchasers or any of them to take any action under this Section 9.02(b) or any other provision of this Agreement.

         SECTION 9.03. Expenses; Documentary Taxes. The Issuer shall pay all reasonable fees and disbursements of Special Counsel in connection with the purchase and sale of the Bridge Securities as contemplated by this Agreement or any amendments thereto. In addition, the Issuer shall pay any and all stamp, transfer and other similar taxes payable or determined to be payable in connection with the execution and delivery of this Agreement or any Securities or the issuance of the Securities.

         SECTION 9.04. Payment. The Issuer agrees that, so long as any Purchaser hereunder shall own any Securities purchased by it from the Issuer hereunder, the Issuer will make payments to such Purchaser of all amounts due thereon by wire transfer by 1:00 p.m. Eastern Time, on the date of payment to such Purchaser's account as specified beneath such Purchaser's name on the signature pages hereof or to such other account or in such other similar manner as such Purchaser may designate to the Issuer in writing.

         SECTION 9.05.  Termination.
Required Purchasers, on behalf of all the Purchasers at 5:00 p.m. on May 20, 1999, unless the conditions to the Purchasers obligations hereunder are satisfied or waived by such date.

         SECTION 9.06. Successors and Assigns. (a) Except as expressly provided in this Agreement, the rights and obligations of any Purchaser under this

Agreement may not be assigned to any Person and this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and assigns. This Agreement shall be binding upon the Issuer and each Purchaser and their respective successors and assigns. Notwithstanding the foregoing, each of BAV and MSVP may sell interests in the Securities pursuant to participation agreements or secondary note purchase agreements and the purchasers of such interests shall be entitled to the rights of a Purchaser hereunder to the extent provided in such participation agreements/secondary note purchase agreements.

             (b) All provisions hereunder purporting to give rights to the Purchasers shall extend to and include those entities receiving beneficial interest of the Securities at such Closing Date.

         SECTION 9.07. California Law. This Agreement shall be construed in accordance with and governed by the laws of the State of California. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Agreement.

         SECTION 9.08. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Issuer shall have executed counterparts hereof and received counterparts hereof signed by all of the parties hereto.

         SECTION 9.09. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers (or, in the case of parties that are not corporations, other authorized persons), as of the date first above written.

                                            CARDIAC PATHWAYS CORPORATION



                                            By: /s/ William N. Starling
                                                -------------------------------
                                                Title:   President and CEO
                                                Address: 995 Benecia Avenue
                                                         Sunnyvale, CA 94086

                                                Account No.:

PURCHASERS:

MORGAN STANLEY VENTURE PARTNERS III, L.P.

By:   Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By:   Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member


By: /s/ Fazle Husain
    ---------------------------------------------
    Title:   General Partner
    Address: 1221 Avenue of the Americas
             New York, New York 10020
    Fax:     (212) 762-8424

         The Purchaser represents and warrants that it is one or more of the following (please check appropriate box)

         [ ] (1) A bank as defined in Section 3(a)(2) of the Securities Act, acting in either its individual or fiduciary capacity.

         [ ] (2) An insurance company as defined in Section 2(13) of the Securities Act.

         [ ] (3) An investment company registered under the Investment Company Act of 1940.

         [ ] (4) A business development company as defined in Section 2(a)( 48) of the Investment Company Act of 1940.

         [ ] (5) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         [ ] (6) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (i) the decision to make an investment in the Securities was made by a plan fiduciary, as defined in Section 3(21) of such Act, which fiduciary is either a bank, insurance company or registered investment advisor, or such plan has total assets in excess of $5,000,000.

         [ ] (7) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

         [ ] (8) A not-for-profit organization described n Section 501(c)(3) of the Code with total assets in excess of $5,000,000.

         [ ] (9) A natural person (i.e., not a corporation, trust or partnership) whose individual net worth (total assets less total liabilities), or joint net worth with spouse, is in excess of $1,000,000.

         [ ] (10) A trust, the trustee of which is a bank as defined in Section 3(a)(2) of the Securities Act acting in its fiduciary capacity.

         [x] (11) An entity (other than a trust) in which ALL of the equity owners (i.e., partners or shareholders) are accredited investors pursuant to any of the paragraphs above.

         [ ] (12) A trust which its grantor may revoke at any time and over whose assets its grantor retains sole investment control and the grantor is an accredited investor pursuant to paragraph (9) above.

         [x] (13) A corporation, trust or partnership and the total purchase price of Securities purchased by such entity does not exceed 20% of the undersigned's net worth at the time of sale. The undersigned has not been formed for the specific purpose of acquiring the Securities.

         [ ] (14) Any director, executive officer or general partner of the Issuer or any director, executive officer or general partner of the Issuer.


                      Designated Bank:
                              Address:
                          Account No.:
                            Attention:

                              Initial Closing Date

Securities        Principal Amount   Aggregate Purchase Price     Warrants

Bridge
Securities        $877,305.00        $877,305.00                   87.7305


                               Second Closing Date

Securities        Principal Amount   Aggregate Purchase Price     Warrants

Bridge
Securities        $877,305.00               $877,305.00            87.7305

MORGAN STANLEY VENTURE INVESTORS III, L.P.

By:   Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By:   Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member


By: /s/ Fazle Husain
    ---------------------------------------------
    Title:   General Partner
    Address: 1221 Avenue of the Americas
               New York, New York 10020
    Fax:     (212) 762-8424

         The Purchaser represents and warrants that it is one or more of the following (please check appropriate box)

         [ ] (1) A bank as defined in Section 3(a)(2) of the Securities Act, acting in either its individual or fiduciary capacity.

         [ ] (2) An insurance company as defined in Section 2(13) of the Securities Act.

         [ ] (3) An investment company registered under the Investment Company Act of 1940.

         [ ] (4) A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940.

         [ ] (5) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         [ ] (6) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (i) the decision to make an investment in the Securities was made by a plan fiduciary, as defined in Section 3(21) of such Act, which fiduciary is either a bank, insurance company or registered investment advisor, or such plan has total assets in excess of $5,000,000.

         [ ] (7) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

         [ ] (8) A not-for-profit organization described n Section 501(c)(3) of the Code with total assets in excess of $5,000,000.

         [ ] (9) A natural person (i.e., not a corporation, trust or partnership) whose individual net worth (total assets less total liabilities), or joint net worth with spouse, is in excess of $1,000,000.

         [ ] (10) A trust, the trustee of which is a bank as defined in Section 3(a)(2) of the Securities Act acting in its fiduciary capacity.

         [x] (11) An entity (other than a trust) in which ALL of the equity owners (i.e., partners or shareholders) are accredited investors pursuant to any of the paragraphs above.

         [ ] (12) A trust which its grantor may revoke at any time and over whose assets its grantor retains sole investment control and the grantor is an accredited investor pursuant to paragraph (9) above.

         [x] (13) A corporation, trust or partnership and the total purchase price of Securities purchased by such entity does not exceed 20% of the undersigned's net worth at the time of sale. The undersigned has not been formed for the specific purpose of acquiring the Securities.

         [ ] (14) Any director, executive officer or general partner of the Issuer or any director, executive officer or general partner of the Issuer.


                             Designated Bank:
                                     Address:
                                 Account No.:
                                   Attention:

                              Initial Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $84,237.00                $84,237.00              8.4237


                               Second Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $84,237.00                $84,237.00             8.4237

THE MORGAN STANLEY VENTURE PARTNERS
  ENTREPRENEUR FUND, L.P.

By:   Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By:   Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member


By: /s/ Fazle Husain
    ---------------------------------------------
    Title:   General Partner
    Address: 1221 Avenue of the Americas
             New York, New York 10020
    Fax:     (212) 762-8424


         The Purchaser represents and warrants that it is one or more of the following (please check appropriate box)

         [ ] (1) A bank as defined in Section 3(a)(2) of the Securities Act, acting in either its individual or fiduciary capacity.

         [ ] (2) An insurance company as defined in Section 2(13) of the Securities Act.

         [ ] (3) An investment company registered under the Investment Company Act of 1940.

         [ ] (4) A business development company as defined in Section 2(a) (48 of the Investment Company Act of 1940.

         [ ] (5) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         [ ] (6) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (i) the decision to make an investment in the Securities was made by a plan fiduciary, as defined in Section 3(21) of such Act, which fiduciary is either a bank, insurance company or registered investment advisor, or such plan has total assets in excess of $5,000,000.

         [ ] (7) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

         [ ] (8) A not-for-profit organization described n Section 501(c)(3) of the Code with total assets in excess of $5,000,000.

         [ ] (9) A natural person (i.e., not a corporation, trust or partnership) whose individual net worth (total assets less total liabilities), or joint net worth with spouse, is in excess of $1,000,000.

         [ ] (10) A trust, the trustee of which is a bank as defined in Section 3(a)(2) of the Securities Act acting in its fiduciary capacity.

         [x] (11) An entity (other than a trust) in which ALL of the equity owners (i.e., partners or shareholders) are accredited investors pursuant to any of the paragraphs above.

         [ ] (12) A trust which its grantor may revoke at any time and over whose assets its grantor retains sole investment control and the grantor is an accredited investor pursuant to paragraph (9) above.

         [x] (13) A corporation, trust or partnership and the total purchase price of Securities purchased by such entity does not exceed 20% of the undersigned's net worth at the time of sale. The undersigned has not been formed for the specific purpose of acquiring the Securities.

         [ ] (14) Any director, executive officer or general partner of the Issuer or any director, executive officer or general partner of the Issuer.


                             Designated Bank:
                                     Address:
                                 Account No.:
                                   Attention:

                              Initial Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $38,458.00                $38,458.00              3.8458


                               Second Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $38,458.00                $38,458.00              3.8458

BANKAMERICA VENTURES


By: /s/ James D. Murphy
    ----------------------------------------
    Title:   President and Managing Director
    Address: 950 Tower Lane, Suite 700
             Foster City, CA 94404
    Fax:     (650) 378-6040


         The Purchaser represents and warrants that it is one or more of the following (please check appropriate box)

         [ ] (1) A bank as defined in Section 3(a)(2) of the Securities Act, acting in either its individual or fiduciary capacity.

         [ ] (2) An insurance company as defined in Section 2(13) of the Securities Act.

         [ ] (3) An investment company registered under the Investment Company Act of 1940.

         [ ] (4) A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940.

         [x] (5) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         [ ] (6) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (i) the decision to make an investment in the Securities was made by a plan fiduciary, as defined in Section 3(21) of such Act, which fiduciary is either a bank, insurance company or registered investment advisor, or such plan has total assets in excess of $5,000,000.

         [ ] (7) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

         [ ] (8) A not-for-profit organization described n Section 501(c)(3) of the Code with total assets in excess of $5,000,000.

         [ ] (9) A natural person (i.e., not a corporation, trust or partnership) whose individual net worth (total assets less total liabilities), or joint net worth with spouse, is in excess of $1,000,000.

         [ ] (10) A trust, the trustee of which is a bank as defined in Section 3(a)(2) of the Securities Act acting in its fiduciary capacity.

         [ ] (11) An entity (other than a trust) in which ALL of the equity owners (i.e., partners or shareholders) are accredited investors pursuant to any of the paragraphs above.

         [ ] (12) A trust which its grantor may revoke at any time and over whose assets its grantor retains sole investment control and the grantor is an accredited investor pursuant to paragraph (9) above.

         [ ] (13) A corporation, trust or partnership and the total purchase price of Securities purchased by such entity does not exceed 20% of the undersigned's net worth at the time of sale. The undersigned has not been formed for the specific purpose of acquiring the Securities.

         [ ] (14) Any director, executive officer or general partner of the Issuer or any director, executive officer or general partner of the Issuer.


                             Designated Bank:
                                     Address:
                                 Account No.:
                                   Attention:


                              Initial Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $1,400,000                $1,400,000                140


                               Second Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $1,400,000                $1,400,000                140

STATE OF WISCONSIN INVESTMENT BOARD


By: /s/ John Nelson
    ------------------------------------
    Title:   Investment Director
    Address: 121 East Wilson Street
             Madison, WI 53702
    Fax:     (608) 266-2436


         The Purchaser represents and warrants that it is one or more of the following (please check appropriate box)

         [ ] (1) A bank as defined in Section 3(a)(2) of the Securities Act, acting in either its individual or fiduciary capacity.

         [ ] (2) An insurance company as defined in Section 2(13) of the Securities Act.

         [ ] (3) An investment company registered under the Investment Company Act of 1940.

         [ ] (4) A business development company as defined in Section 2(a) (48) of the Investment Company Act of 1940.

         [ ] (5) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         [ ] (6) An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (i) the decision to make an investment in the Securities was made by a plan fiduciary, as defined in Section 3(21) of such Act, which fiduciary is either a bank, insurance company or registered investment advisor, or such plan has total assets in excess of $5,000,000.

         [ ] (7) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

         [x] (8) A not-for-profit organization described n Section 501(c)(3) of the Code with total assets in excess of $5,000,000.

         [ ] (9) A natural person (i.e., not a corporation, trust or partnership) whose individual net worth (total assets less total liabilities), or joint net worth with spouse, is in excess of $1,000,000.

         [ ] (10) A trust, the trustee of which is a bank as defined in Section 3(a)(2) of the Securities Act acting in its fiduciary capacity.

         [ ] (11) An entity (other than a trust) in which ALL of the equity owners (i.e., partners or shareholders) are accredited investors pursuant to any of the paragraphs above.

         [ ] (12) A trust which its grantor may revoke at any time and over whose assets its grantor retains sole investment control and the grantor is an accredited investor pursuant to paragraph (9) above.

         [ ] (13) A corporation, trust or partnership and the total purchase price of Securities purchased by such entity does not exceed 20% of the undersigned's net worth at the time of sale. The undersigned has not been formed for the specific purpose of acquiring the Securities.

         [ ] (14) Any director, executive officer or general partner of the Issuer or any director, executive officer or general partner of the Issuer.


                             Designated Bank:
                                     Address:
                                 Account No.:
                                   Attention:


                              Initial Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $600,000                  $600,000                   60


                               Second Closing Date

Securities     Principal Amount      Aggregate Purchase Price     Warrants

Bridge
Securities        $600,000                  $600,000                   60

                                                                      SCHEDULE I


                       SMALL BUSINESS INVESTMENT COMPANIES



BankAmerica Ventures

                                                                     SCHEDULE II


                                 USE OF PROCEEDS

                              (Please see attached)

                                                                       EXHIBIT A



                           FORM OF SENIOR CONVERTIBLE
                            FLOATING RATE BRIDGE NOTE

                                                                       EXHIBIT B



                           CERTIFICATE OF DESIGNATION

                                                                       EXHIBIT C



                                 FORM OF WARRANT

                                                                       EXHIBIT D

                               SECURITY AGREEMENT

                                                                       EXHIBIT 2


                                     FORM OF
                  SENIOR CONVERTIBLE FLOATING RATE BRIDGE NOTE

         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE THEREWITH. THIS SECURITY ALSO IS SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECURITIES PURCHASE AGREEMENT DATED AS OF MAY 20, 1999, A COPY OF WHICH MAY BE OBTAINED FROM CARDIAC PATHWAYS CORPORATION.



No.                                                         $[Principal Amount]


                          CARDIAC PATHWAYS CORPORATION

                 SENIOR CONVERTIBLE FLOATING RATE BRIDGE NOTE

         Cardiac Pathways Corporation, a Delaware corporation (together with its successors and assigns the "Issuer"), for value received hereby promises to pay to ____________ (the "Holder") and its successors, transferees and assigns the principal sum of [Principal Amount] by wire transfer of immediately available funds to the Holder's account (the "Bank Account") at a bank in the United States specified on Schedule I hereto, as amended from time to time, on the Stated Maturity Date, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, quarterly in arrears, on August __, November __, February __ and May __ (unless such day is not a Business Day, in which event on the next succeeding Business Day) (each an "Interest Payment Date") of each year in which this Note remains outstanding, commencing with August __, 1999, on the unpaid principal sum hereof outstanding in like coin or currency, at the rates per annum set forth below, by wire transfer of immediately available funds to the Bank Account from the most recent Interest Payment Date to which interest has been paid on this Note until payment in full of the principal sum hereof has been made.

         The interest rate shall be a floating rate per annum (the "Interest Rate") equal to the sum of (i) the variable rate of interest announced by Silicon Valley Bank as its "prime rate" in effect from time to time plus (ii) 2.00%.

         Further, the Issuer shall pay interest on overdue principal at a rate per annum 5% above the rate borne by the Notes at the time the same became overdue (the "Overdue Rate"), and interest on overdue installments of interest, to the extent lawful, at the Overdue Rate, it being understood that the payment of interest on interest may result in the compounding of interest.

         The Issuer may, at its option and in its sole discretion, in lieu of the payment in whole or in part of interest in cash on this Note, on any Interest Payment Date, pay interest on this Note through the issuance of additional Notes ("Additional Securities"). Such Additional Securities shall be in an aggregate principal amount equal to the amount of interest that would be payable with respect to this Note on such Interest Payment Date (less any cash interest payments, if any) and such Additional Securities shall be identical to the Notes otherwise issued. Such Additional Securities shall be issued only in denominations of $1,000 and multiples thereof. Any interest due and payable in Additional Securities which cannot be paid in Notes because such Note would have a denomination less than $1,000 shall be paid in cash. Except as expressly provided herein, the term "Notes" shall include all Additional Securities that may be issued pursuant to this paragraph.

         Interest on this Note will be calculated on the basis of a 360 day year, based on the actual number of days elapsed.

         Notwithstanding anything herein to the contrary, the interest or any amount deemed to be interest payable by the Issuer with respect to this Note shall not exceed the maximum amount permitted by applicable law and, to the extent that any payments in excess of such permitted amount are received by the Holder, such excess shall be considered payments in respect of the principal amount of this Note. All sums paid or agreed to be paid to the Holder for the use, forbearance or retention of the indebtedness of the Issuer to the Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full of the principal so that the interest on account of such indebtedness shall not exceed the maximum amount permitted by applicable law.

         This Note is one of a duly authorized issue of senior convertible floating rate bridge notes of the Issuer (the "Notes") referred to in the Securities Purchase Agreement dated as of May __, 1999 among the Issuer and the Purchasers listed on the signature pages thereto (the "Purchase Agreement"). The Notes are subject to the terms and conditions of the Purchase Agreement. The Notes are transferable and assignable to one or more purchasers (in denominations of $250,000 or any larger multiple of $100,000), in accordance with the limitations set forth in the Purchase Agreement. The Issuer agrees to issue from time to time replacement Notes in the form hereof to facilitate such transfers and assignments. In addition, after delivery of an indemnity in form and substance satisfactory to the Issuer, the Issuer also agrees to issue replacement Notes for Notes which have been lost, stolen, mutilated or destroyed.

         The Issuer shall keep at its principal office a register (the "Register") in which shall be entered the names and addresses of the registered holders of the Notes and particulars of the respective Notes held by them and of all transfers of such Notes. References to the "Holder" or "Holders" shall mean the Person listed in the Register as the payee of any Note unless the payee shall have presented such Note to the Issuer for transfer and the transferee shall have been entered in the Register as a subsequent holder, in which case the term shall mean such subsequent holder. The ownership of the Notes shall be proven by the Register. For the purpose of paying interest and principal on the Notes, the Issuer shall be entitled to rely on the names and addresses in the Register and notwithstanding anything to the contrary contained in this Note, no Event of Default shall occur under Section 4(a) or 4(b) if payment of interest and principal is made in accordance with the names and addresses and particulars contained in the Register.

         SECTION 1. Certain Terms Defined. Terms defined in the Credit Agreement and not otherwise defined herein have, as used herein, the respective meanings provided for therein. The following additional terms (except as otherwise expressly provided or unless the context otherwise clearly requires) for all purposes of this Note shall have the respective meanings specified below. All accounting terms used herein and not expressly defined shall have the meanings given to them in accordance with generally accepted accounting principles, and the term "generally accepted accounting principles" shall mean such accounting principles which are generally accepted as of the date hereof. The terms defined in this Section 1 include the plural as well as the singular.

         "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in San Francisco and the City of New York are authorized by law to close.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the date of this Note, including, without limitation, all Common Stock and Preferred Stock.

         "Certificate of Designation" means the Certificate of Designation of the Issuer substantially in the form of Exhibit B to the Purchase Agreement, setting forth the terms of the Preferred Stock.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" means, with respect to any Person, any and all shares, interests, participations and other equivalents (however designated) of such person's common stock, whether now outstanding or issued after the date of this Note, and includes, without limitation, all series and classes of such common stock.

         "Credit Agreement" shall have the meaning set forth in the Purchase Agreement.

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Issuer against fluctuations in currency values.

         "Debt" of any Person means at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments,
(iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (v) all obligations of such Person as lessee under capital leases, (vi) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and (vii) all Debt of others Guaranteed by such Person and (viii) to the extent not otherwise included, obligations under Currency Agreements and Interest Rate Agreements.

         "Derivatives Obligations" of any Person means all obligations of such Person in respect of any rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

         "Event of Default" means any event or condition specified as such in
Section 4 which shall have continued for the period of time, if any, therein designated.

         "Interest Rate Agreement" means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge arrangement, to or under which the Issuer is a party or a beneficiary on the date hereof or becomes a party or a beneficiary hereafter.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Note, the Issuer shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

         "Material Financial Obligation" means a principal or face amount of Debt and/or payment obligations in respect of any Derivative Obligations of the Issuer and/or one or more if to Subsidiaries, arising in one or more related or unrelated transactions, exceeding in the aggregate $250,000.

         "Permitted Lien" has the meaning set forth in the Credit Agreement.

         "Person" means an individual, a corporation, a partnership, limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "Preferred Stock" means the Series B Convertible Preferred Stock of the Issuer as set forth in the Certificate of Designation.

         "Preferred Stock Purchase Agreement" means the Series B Convertible Preferred Stock Purchase Agreement dated as of May 20, 1999 among the Issuer and the purchasers listed therein.

         "Registration Rights" shall have the meaning set forth in the Purchase Agreement.

         "Stated Maturity Date" means May 20, 2000.

         "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the Capital Stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

         "Transaction" means the purchase of up to $40 million aggregate preference amount of the Issuer's Series B Convertible Preferred Stock by the purchasers listed on the signature pages of the Preferred Stock Purchase Agreement.

         "Trade Payables" means accounts payable or any other indebtedness or monetary obligations to trade creditors created or assumed by the Issuer or any Subsidiary of the Issuer in the ordinary course of business in connection with the obtaining of materials or services.

         "Warrants" means warrants exercisable for shares of Preferred Stock, substantially in the form of Exhibit C to the Purchase Agreement.

         SECTION 2. Payment of Principal and Interest. No provision of this Note shall alter or impair the obligations of the Issuer, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, times, and rate, and in the currency, herein prescribed.

         SECTION 3. Covenants. The Issuer will comply with the covenants set forth in Article 6 of the Purchase Agreement.

         SECTION 4.  Events of Default and Remedies.

          (a) Event of Default Defined; Acceleration of Maturity; Waiver of Default. In case one or more of the following Events of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

               (i) default in the payment of any interest (including the payment of interest in Additional Securities in lieu of a cash payment) upon any of the Notes as and when the same shall become due and payable; or

              (ii) default in the payment of all or any part of the principal on any of the Notes as and when the same shall become due and payable, at maturity, upon any redemption, by declaration or otherwise; or

             (iii) failure on the part of the Issuer duly to observe or perform any other of the covenants or agreements on the part of the Issuer contained in the Notes or the Purchase Agreement for a period of 10 days after the date on which written notice specifying such failure, stating that such notice is a "Notice of Default" hereunder and demanding that the Issuer remedy the same, shall have been given by registered or certified mail, return receipt requested, to the Issuer by the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding; or

              (iv) the Issuer or any Subsidiary shall fail to make any payment in respect of any Material Financial Obligation when due, giving effect to any applicable grace period;

               (v) a judgment or order (not covered by insurance) for the payment of money shall be rendered against the Issuer or any Subsidiary of the Issuer in excess of $250,000 individually or $250,000 in the aggregate for all such judgments or orders against all such Persons (treating any deductibles, self insurance or retention as not so covered) that shall not be discharged, and all such judgments and orders remain outstanding and there shall be any period of 30 consecutive days following entry of the judgment or order in excess of $250,000 or the judgment or order which causes the aggregate amount described above to exceed $250,000 during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

              (vi) an involuntary case or other proceeding shall be commenced against the Issuer or any of its Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Issuer or any of its Subsidiaries under the federal bankruptcy laws as now or hereafter in effect;

             (vii) the Issuer or any of its Subsidiaries shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Issuer or any of its Subsidiaries or for any substantial part of the property of the Issuer or any of its Subsidiaries, or the Issuer or any of its Subsidiaries shall make any general assignment for the benefit of creditors;

            (viii) any representation, warranty, certification or statement made by the Issuer in the Purchase Agreement or in any certificate, financial statement or other document delivered pursuant to the Purchase Agreement shall be inaccurate or incorrect in any material respect when made;

              (ix) any Lien created by any of the Collateral Documents shall at any time fail to constitute a valid and perfected Lien on all of the Collateral purported to be subject to such Lien, subject to no prior or equal Lien (except Permitted Liens) or the Issuer or any Subsidiary shall so assert in writing;

               (x) Thomas M. Prescott shall cease to be chief executive officer of the Issuer;

              (xi) the shareholders of the Issuer shall fail to approve the Transaction by October 31, 1999;

             (xii) the shareholders of the Issuer shall, by affirmative vote at any time, fail to approve the Transaction;

            (xiii) Issuer shall have accepted a Higher Offer as defined in the Preferred Stock Purchase Agreement;

             (xiv) the Preferred Stock Purchase Agreement shall have been terminated for any other reason;

then, and in each and every such case (other than an Event of Default specified in Section 4(a)(vi) or 4(a)(vii) hereof), unless the principal of all of the Notes shall have already become due and payable, (x) the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Issuer (the "Acceleration Notice"), may declare the entire principal amount of the Notes and the interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable and (y) the Issuer shall issue to each Holder, Warrants exercisable for a number of shares of Preferred Stock that is calculated by dividing the aggregate principal amount of the Notes held by such Holder by the product of 10,000 and the average of the trading price of the Issuer's Common Stock, as reported on the Nasdaq National Market for the 10 Business Days immediately preceding the date of the Acceleration Notice. If an Event of Default specified in Section 4(a)(vi) or 4(a)(vii) occurs, the principal of and accrued interest on the Notes shall become and be immediately due and payable without any declaration or other act on the part of any Noteholder.

         The foregoing paragraph, however, is subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer shall pay or shall deposit in trust for the benefit of the Noteholders a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest specified in the Notes, to the date of such payment or deposit), and if any and all defaults and Events of Default under this Note, other than the non-payment of the principal of the Notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein; then and in every such case, the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Issuer, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

          (b) Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default. No right or remedy herein conferred upon or reserved to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

         No delay or omission of the Holders to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by the Notes or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holders.

          (c) Waiver of Past Defaults. Prior to the declaration of the acceleration of maturity of the Notes as provided in Section 4(a), the Holders of a majority in aggregate principal amount of the Notes at the time outstanding, may on behalf of the Holders of all the Notes waive any past default or Event of Default hereunder and its consequences, except a default (A) in the payment of principal of or interest on any of the Notes or (B) in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Note affected. In the case of any such waiver, the Issuer, and the Holders of the Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

         Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Note; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

         SECTION 5. Ranking of Notes. The Issuer covenants and agrees to ensure that the obligations of the Issuer under the Bridge Securities constitute direct and unconditional general obligations of the Issuer ranking in priority of payment and as to security prior to all other secured and unsubordinated Debt of the Issuer.

         SECTION 6. Modification of Notes. The Notes may be modified without prior notice to any Holder but with the written consent of the Holders of a majority in principal amount of the Notes then outstanding. Subject to Section 4(a) and Section 4(c), the Holders of a majority in principal amount of the Notes then outstanding may waive compliance by the Issuer of any provision of the Notes without prior notice to any Holder. However, without the consent of each Holder affected, an amendment, supplement or waiver may not (i) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the rate or extend the time for payment for interest on any Note, (iii) reduce the principal amount of or extend the fixed maturity of any Note or alter the redemption provisions with respect thereto or (iv) make any Note payable in money or property other than as stated in the Notes.

         The Required Purchasers have the right to convert the principal amount of all outstanding Notes into fully paid and nonassessable shares of Preferred Stock in accordance with the provisions set forth in Article 8 of the Purchase Agreement.

         SECTION 7. Miscellaneous. This Note shall be deemed to be a contract under the laws of the State of California, and for all purposes shall be construed in accordance with the laws of said State, except as may otherwise be required by mandatory provisions of law. The parties hereto, including all guarantors or endorsers, hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, except as specifically provided herein, and assent to extensions of the time of payment, or forbearance or other indulgence without notice. The Holder of this Note by acceptance of this Note agrees to be bound by the provisions of this Note which are expressly binding on such Holder. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent or waiver as provided under the Notes, Notes which are owned by the Issuer or any Subsidiary or any other obligor on the Notes shall be disregarded and deemed not to be outstanding for the purpose of any such determination. The Section headings herein are for convenience only and shall not affect the construction hereof.

         IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

Dated:

[Seal]                                      CARDIAC PATHWAYS CORPORATION



                                            By:_________________________________
                                               Chief Financial Officer

                                                                       EXHIBIT 3

                          CARDIAC PATHWAYS CORPORATION







                      WARRANT FOR THE PURCHASE OF SHARES OF
                 PREFERRED STOCK OF CARDIAC PATHWAYS CORPORATION


No. ____                                                    Warrant to Purchase
                                                                _________ Shares


         THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE THEREWITH. NOTWITHSTANDING ANY OTHER PROVISIONS CONTAINED HEREIN, NO TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF THIS WARRANT OR OF THE COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT, OR OF ANY INTEREST IN EITHER THEREOF, INCLUDING ANY EXERCISE OF THIS WARRANT IN FAVOR OF ANY PERSON OTHER THAN THE HOLDER OR ANY AFFILIATE THEREOF, SHALL BE VALID OR EFFECTIVE UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

         FOR VALUE RECEIVED, CARDIAC PATHWAYS CORPORATION, a Delaware corporation (the "Company"), hereby certifies that [HOLDER], its successor or permitted assigns (the "Holder"), is entitled, subject to the provisions of this Warrant, to purchase from the Company, at the times specified herein, _________ fully paid and non-assessable shares of Preferred Stock of the Company, par value $0.001 per share (the "Common Stock"), at a purchase price per share equal to the Exercise Price (as hereinafter defined). The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for a share of Common Stock are subject to adjustment from time to time as hereinafter set forth.

           1. Definitions. (a) The following terms, as used herein, have the following meanings:

         "Affiliate" shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

         "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in San Francisco and the City of New York are authorized by law to close.

         "Certificate of Designation" means the Certificate of Designation of the Issuer substantially in the form of Exhibit B to the Securities Purchase Agreement.

         "Common Stock" means the Common Stock, par value $.001 per share, of the Company.

         "Current Market Price Per Preferred Share" shall have the meaning set forth in Section 8(f).

         "Duly Endorsed" means duly endorsed in blank by the Person or Persons in whose name a stock certificate is registered or accompanied by a duly executed stock assignment separate from the certificate with the signature(s) thereon guaranteed by a commercial bank or trust company or a member of a national securities exchange or of the National Association of Securities Dealers, Inc.

         "Exercise Price" means the product of 1,000 and (i) in the case of Warrants issued on the Closing Date (as defined in the Securities Purchase Agreement), $1.00 or (ii) in the case of Warrants issued in connection with the delivery of an Acceleration Notice (as defined in the Bridge Securities), the average of the trading price of the Common Stock, as reported on the Nasdaq National Market for the 10 Business Days immediately preceding the delivery of such Acceleration Notice, such Exercise Price to be adjusted from time to time as provided herein.

         "Expiration Date" means May 31, 2004 at 5:00 p.m. New York City time.

         "Person" means an individual, partnership, limited liability company, corporation, trust, joint stock company, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "Preferred Stock" means the Series B Convertible Preferred Stock of the Company as set forth in the Certificate of Designation.

         "Principal Holder" means the original Holder of this Warrant on the date of issue, or if such original Holder so elects, any transferee of all or any portion of this Warrant whom such original Holder shall have designated by written notice to the Company as the successor Principal Holder. Any successor Principal Holder designated pursuant to the immediately preceding sentence shall also have the right upon any subsequent transfer to designate a successor Principal Holder in the manner described above.

         "Securities Purchase Agreement" means the Securities Purchase Agreement dated as of May 20, 1999 among the Company and the Securityholders listed on the signature pages thereto, providing for the purchase and issuance of the Bridge Securities and this Warrant.

         "Warrant Shares" means the shares of Preferred Stock deliverable upon exercise of this Warrant, as adjusted from time to time.

          (b) Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Securities Purchase Agreement.

           2.   Exercise of Warrant.

               (a) The Holder is entitled to exercise this Warrant in whole or in part at any time, or from time to time, until the Expiration Date or, if such day is not a Business Day, then on the next succeeding day that shall be a Business Day. To exercise this Warrant, the Holder shall execute and deliver to the Company a Warrant Exercise Notice substantially in the form annexed hereto. No earlier than ten days after delivery of the Warrant Exercise Notice, the Holder shall deliver to the Company this Warrant Certificate, including the Warrant Exercise Subscription Form forming a part hereof duly executed by the Holder, together with payment of the applicable Exercise Price or an election of net issuance of Warrant Shares. Upon such delivery and payment or election of net issuance, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise or election, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder.

               (b) In the event of cash exercise by the Holder, the Exercise Price may be paid in cash or by certified or official bank check or bank cashier's check payable to the order of the Company or by any combination of such cash or check. The Company shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of the Warrant Shares. In the event of election by the Holder of net issuance of the Warrant Shares, the Company, upon receipt of notice of election of net issuance, shall issue to the Holder a number of shares of Preferred Stock having an aggregate Current Market Price Per Preferred Share equal to the aggregate Current Market Price Per Preferred Share of the Warrant Shares issuable upon exercise less the aggregate Exercise Price for such Warrant Shares.

               (c) If the Holder exercises this Warrant in part, this Warrant Certificate shall be surrendered by the Holder to the Company and a new Warrant Certificate of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company. The Company shall register the new Warrant Certificate in the name of the Holder or in such name or names of its transferee pursuant to paragraph 6 hereof as may be directed in writing by the Holder and deliver the new Warrant Certificate to the Person or Persons entitled to receive the same.

               (d) Upon surrender of this Warrant Certificate in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Warrant Certificate appropriate evidence of ownership of the shares of Preferred Stock or other securities or property (including any money) to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or such transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities or property (including any money) to the Person or Persons entitled to receive the same, together with an amount in cash in lieu of any fraction of a share as provided in paragraph 5 below.

           3. Restrictive Legend. Certificates representing shares of Preferred Stock issued pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant Certificate to the extent that and for so long as such legend is required pursuant to the Securities Purchase Agreement.

           4. Reservation of Shares. The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued shares of Preferred Stock or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except to the extent set forth in the Preferred Stock Purchase Agreement.

           5. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant and in lieu of delivery of any such fractional share upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Preferred Share at the date of such exercise.

           6. Exchange, Transfer or Assignment of Warrant.

               (a) This Warrant Certificate and all rights hereunder are not transferable by the registered holder hereof except to any Person who, prior to such transfer, agrees in writing, in form and substance reasonably satisfactory to the Company, to be bound by the terms of the Securities Purchase Agreement in accordance with the provisions thereof. Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

               (b) Subject to compliance with the Securities Purchase Agreement, the Holder of this Warrant shall be entitled, without obtaining the consent of the Company to assign and transfer this Warrant, at any time in whole or from time to time in part, to any Person or Persons. Subject to the preceding sentence, upon surrender of this Warrant to the Company, together with the attached Warrant Assignment Form duly executed, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee or assignees named in such instrument of assignment and, if the Holder's entire interest is not being assigned, in the name of the Holder and this Warrant shall promptly be canceled.

           7. Loss or Destruction of Warrant. Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company shall execute and deliver a new Warrant Certificate of like tenor and date.

           8.   Anti-dilution Provisions.

               (a) In case the Company shall at any time after the date hereof
         (i) declare a dividend or make a distribution on Preferred Stock payable in Preferred Stock, (ii) subdivide or split the outstanding Preferred Stock, (iii) combine or reclassify the outstanding Preferred Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination or reclassification shall be proportionately adjusted so that, giving effect to paragraph 8(i), the exercise of this Warrant after such time shall entitle the holder to receive the aggregate number of shares of Preferred Stock or other securities of the Company (or shares of any security into which such shares of Preferred Stock have been reclassified pursuant to clause 8(a)(iii) or 8(a)(iv) above) which, if this Warrant had been exercised immediately prior to such time, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

               (b) In case the Company shall issue or sell any Preferred Stock (other than Preferred Stock issued (i) upon exercise of the Warrants, (ii) pursuant to any Preferred Stock related employee compensation plan of the Company approved by the Company's Board of Directors or (iii) upon exercise or conversion of any security the issuance of which caused an adjustment under paragraphs 8(c) or 8(d) hereof) without consideration or for a consideration per share less than the Current Market Price Per Preferred Share, the Exercise Price to be in effect after such issuance or sale shall be determined by multiplying the Exercise Price in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the sum of (x) the number of shares of Preferred Stock outstanding immediately prior to the time of such issuance or sale multiplied by the Current Market Price Per Preferred Share immediately prior to such issuance or sale and (y) the aggregate consideration, if any, to be received by the Company upon such issuance or sale, and the denominator of which shall be the product of the aggregate number of shares of Preferred Stock outstanding immediately after such issuance or sale and the Current Market Price Per Preferred Share immediately prior to such issuance or sale. In case any portion of the consideration to be received by the Company shall be in a form other than cash, the fair market value of such noncash consideration shall be utilized in the foregoing computation. Such fair market value shall be determined by the Board of Directors of the Company; provided that if the Principal Holder shall object to any such determination, the Board of Directors shall retain an independent appraiser reasonably satisfactory to the Principal Holder to determine such fair market value. The Holder shall be notified promptly of any consideration other than cash to be received by the Company and furnished with a description of the consideration and the fair market value thereof, as determined by the Board of Directors.

               (c) In case the Company shall fix a record date for the issuance of rights, options or warrants to the holders of its Preferred Stock or other securities entitling such holders to subscribe for or purchase for a period expiring within 60 days of such record date shares of Preferred Stock (or securities convertible into share of Preferred Stock) at a price per share of Preferred Stock (or having a conversion price per share of Preferred Stock, if a security convertible into shares of Preferred Stock) less than the Current Market Price Per Preferred Share on such record date, the maximum number of shares of Preferred Stock issuable upon exercise of such rights, options or warrants (or conversion of such convertible securities) shall be deemed to have been issued and outstanding as of such record date and the Exercise Price shall be adjusted pursuant to paragraph 8(b) hereof, as though such maximum number of shares of Preferred Stock had been so issued for an aggregate consideration payable by the holders of such rights, options, warrants or convertible securities prior to their receipt of such shares of Preferred Stock. In case any portion of such consideration shall be in a form other than cash, the fair market value of such noncash consideration shall be determined as set forth in paragraph 8(b) hereof. Such adjustment shall be made successively whenever such record date is fixed; and in the event that such rights, options or warrants are not so issued or expire unexercised, or in the event of a change in the number of shares of Preferred Stock to which the holders of such rights, options or warrants are entitled (other than pursuant to adjustment provisions therein comparable to those contained in this paragraph 8), the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed, in the former event, or the Exercise Price which would then be in effect if such holder had initially been entitled to such changed number of shares of Preferred Stock, in the latter event.

               (d) In case the Company shall issue rights, options (other than options issued pursuant to a plan described in clause 8(b)(i)) or warrants entitling the holders thereof to subscribe for or purchase Preferred Stock

         (or securities convertible into shares of Preferred Stock) or shall issue convertible securities, and the price per share of Preferred Stock of such rights, options, warrants or convertible securities (including, in the case of rights, options or warrants, the price at which they may be exercised) is less than the Current Market Price Per Preferred Share, the maximum number of shares of Preferred Stock issuable upon exercise of such rights, options or warrants or upon conversion of such convertible securities shall be deemed to have been issued and outstanding as of the date of such sale or issuance, and the Exercise Price shall be adjusted pursuant to paragraph 8(b) hereof as though such maximum number of shares of Preferred Stock had been so issued for an aggregate consideration equal to the aggregate consideration paid for such rights, options, warrants or convertible securities and the aggregate consideration payable by the holders of such rights, options, warrants or convertible securities prior to their receipt of such shares of Preferred Stock. In case any portion of such consideration shall be in a form other than cash, the fair market value of such noncash consideration shall be determined as set forth in paragraph 8(b) hereof. Such adjustment shall be made successively whenever such rights, options, warrants or convertible securities are issued; and in the event that such rights, options or warrants expire unexercised, or in the event of a change in the number of shares of Preferred Stock to which the holders of such rights, options, warrants or convertible securities are entitled (other than pursuant to adjustment provisions therein comparable to those contained in this paragraph 8), the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such rights, options, warrants or convertible securities had not been issued, in the former event, or the Exercise Price which would then be in effect if such holders had initially been entitled to such changed number of shares of Preferred Stock, in the latter event. No adjustment of the Exercise Price shall be made pursuant to this paragraph 8(d) to the extent that the Exercise Price shall have been adjusted pursuant to paragraph 8(c) upon the setting of any record date relating to such rights, options, warrants or convertible securities and such adjustment fully reflects the number of shares of Preferred Stock to which the holders of such rights, options, warrants or convertible securities are entitled and the price payable therefor.

               (e) In case the Company shall fix a record date for the making of a distribution to holders of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness, assets or other property (other than dividends payable in Preferred Stock or rights, options or warrants referred to in, and for which an adjustment is made pursuant to, paragraph 8(c) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price Per Preferred Share on such record date, less the fair market value (determined as set forth in paragraph 8(b) hereof) of the portion of the assets, other property or evidence of indebtedness so to be distributed which is applicable to one share of Preferred Stock, and the denominator of which shall be such Current Market Price Per Preferred Share. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

               (f) For the purpose of any computation under paragraph 5 or paragraph 8(b), 8(c), 8(d) or 8(e) hereof, on any determination date the Current Market Price Per Preferred Share shall be deemed to be the average (weighted by daily trading volume) of the Daily Prices (as defined below) per share of the applicable class of Common Stock into which the Preferred stock is convertible for the 20 consecutive trading days immediately prior to such date. "Daily Price" means the last reported sale price on such day on the National Market of the NASDAQ Stock Market ("NASDAQ"); or (A) if the shares of such class of Common Stock then are not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such day as reported by NASDAQ. If on any determination date the shares of such class of Common Stock are not quoted by any such organization, the Current Market Price Per Price Share shall be the fair market value of such shares of Common Stock on such determination date as determined by the Board of Directors. If the Principal Holder shall object to any determination by the Board of Directors of the Current Market Price Per Preferred Share, the Current Market Price Per Preferred Share shall be the fair market value per share of the applicable class of Common Stock as determined by an independent appraiser retained by the Company at its expense and reasonably acceptable to the Principal Holder. For purposes of any computation under this paragraph 8, the number of shares of Preferred Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company.

               (g) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in such price; provided that any adjustments which by reason of this paragraph 8(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this paragraph 8 shall be made to the nearest one tenth of a cent or to the nearest hundredth of a share, as the case may be.

               (h) In the event that, at any time as a result of the provisions of this paragraph 8, the holder of this Warrant upon subsequent exercise shall become entitled to receive any shares of capital stock of the Company other than Preferred Stock, the number of such other shares so receivable upon exercise of this Warrant shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

               (i) Upon each adjustment of the Exercise Price as a result of the calculations made in paragraphs 8(a), 8(b), 8(c), 8(d) or 8(e) hereof, the number of shares for which this Warrant is exercisable immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares of Preferred Stock obtained by (i) multiplying the number of shares covered by this Warrant immediately prior to this adjustment of the number of shares by the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

           9. Consolidation, Merger, or Sale of Assets. In case of any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Preferred Stock or Common Stock) or any sale or transfer of all or substantially all of the assets of the Company or of the Person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, the Holder shall have the right thereafter to exercise this Warrant for the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Preferred Stock for which this Warrant may have been exercised immediately prior to such consolidation, merger, sale or transfer, assuming (i) such holder of Preferred Stock is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be ("constituent Person"), or an Affiliate of a constituent Person and (ii) in the case of a consolidation merger, sale or transfer which includes an election as to the consideration to be received by the holders, such holder of Preferred Stock failed to exercise its rights of election, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer (provided that if the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer is not the same for each share of Preferred Stock held immediately prior to such consolidation, merger, sale or transfer by other than a constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purpose of this paragraph 9 the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Adjustments for events subsequent to the effective date of such a consolidation, merger and sale of assets shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. In any such event, effective provisions shall be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease or transfer, or otherwise so that the provisions set forth herein for the protection of the rights of the Holder shall thereafter continue to be applicable; and any such resulting or surviving corporation shall expressly assume the obligation to deliver, upon exercise, such shares of stock, other securities, cash and property. The provisions of this paragraph 9 shall similarly apply to successive consolidations, mergers, sales, leases or transfers.

          10. Notices. Any notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the Holder, the Company or the Shareholder Representative, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

         If to the Company:

                  Cardiac Pathways Corporation
                  995 Benecia Avenue
                  Sunnyvale, California 94086
                  Telecopy: 408-737-0505
                  Attention: G. Michael Latta, Chief Financial Officer

         If to the Holder: to its address specified on the signature page hereof


Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

          11. Rights of the Holder. Prior to the exercise of any Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of shareholders or any notice of any proceedings of the Company except as may be specifically provided for herein.

          12. GOVERNING LAW. THIS WARRANT CERTIFICATE AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF CALIFORNIA, AND THE PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS.

          13. Amendments; Waivers. Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         IN WITNESS WHEREOF, the Company has duly caused this Warrant Certificate to be signed by its duly authorized officer and to be dated as of May 20, 1999.

                                            CARDIAC PATHWAYS CORPORATION



                                            By:________________________________
                                               Name:
                                               Title:


Acknowledged and Agreed:

[HOLDER]


By:___________________________________
   Title:

[ADDRESS]
[ADDRESS]

                             WARRANT EXERCISE NOTICE

               (To be delivered prior to exercise of the Warrant
            by execution of the Warrant Exercise Subscription Form)


To:      CARDIAC PATHWAYS CORPORATION

         The undersigned hereby notifies you of its intention to exercise the Warrant to purchase shares of Preferred Stock, par value $0.001 per share, of Cardiac Pathways Corporation. The undersigned intends to exercise the Warrant to purchase ___________ shares (the "Shares") at $______ per Share (the Exercise Price currently in effect pursuant to the Warrant).

         [ ] The undersigned intends to pay the aggregate Exercise Price for the Shares in cash, certified or official bank or bank cashier's check (or a combination of cash and check) as indicated below.

         [ ] The undersigned elects to have a number of shares of Preferred Stock having an aggregate Current Market Price Per Preferred Share equal to the aggregate Current Market Price Per Preferred Share of the Shares issuable upon exercise less the aggregate Exercise Price for such Shares.

Date:______________________________


                                            ------------------------------------
                                            (Signature of Holder)


                                            ------------------------------------
                                            (Street Address)


                                            ------------------------------------
                                            (City)          (State)   (Zip Code)


Payment: $_________________________cash

         $_________________________check

                       WARRANT EXERCISE SUBSCRIPTION FORM

               (To be executed only upon exercise of the Warrant
                  after delivery of Warrant Exercise Notice)


To:      Cardiac Pathways Corporation

         The undersigned irrevocably exercises the Warrant for the purchase of ___________ shares (the "Shares") of Preferred Stock, par value $.01 per share, of Cardiac Pathways Corporation (the "Company") at $_____ per Share (the Exercise Price currently in effect pursuant to the Warrant) and either (1) herewith makes payment of $___________ (such payment being made in cash or by certified or official bank or bank cashier's check payable to the order of the Company or by any permitted combination of such cash or check), or (2) has elected for net issuance of the Shares, all on the terms and conditions specified in the within Warrant Certificate, surrenders this Warrant Certificate and all right, title and interest therein to the Company and directs that the Shares deliverable upon the exercise of this Warrant be registered or placed in the name and at the address specified below and delivered thereto.

Date:______________________________


                                            ------------------------------------
                                            (Signature of Holder)


                                            ------------------------------------
                                            (Street Address)


                                            ------------------------------------
                                            (City)          (State)   (Zip Code)

Securities and/or check to be issued to:________________________________________


Please insert social security or identifying number:____________________________


Name:___________________________________________________________________________


Street Address:_________________________________________________________________


City, State and Zip Code:_______________________________________________________



Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to:

Please insert social security or identifying number:____________________________


Name:___________________________________________________________________________


Street Address:_________________________________________________________________


City, State and Zip Code:_______________________________________________________

                             WARRANT ASSIGNMENT FORM



                                                    Dated ___________ ___, _____


         FOR VALUE RECEIVED, _______________________________ hereby sells,

 assigns and transfers unto____________________________________(the "Assignee"),
                          (please type or print in block letters)

--------------------------------------------------------------------------------
                                        (insert address)

its right to purchase up to ________ shares of Preferred Stock represented by this Warrant and does hereby irrevocably constitute and appoint
_______________________ Attorney-in-Fact, to transfer the same on the books of the Company, with full power of substitution in the premises.



                                            Signature:__________________________

                                                                       Exhibit 4








                          CARDIAC PATHWAYS CORPORATION

             SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

                                  May 20, 1999

                                TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
1.       Sale of Stock................................................................................................1

2.       Closing Date.................................................................................................2

3.       Delivery.....................................................................................................2

4.       Representations and Warranties of the Company................................................................2
         (a)      Corporate Power.....................................................................................2
         (b)      Authorization.......................................................................................3
         (c)      Capital Structure...................................................................................3
         (d)      Valid Issuance of Stock.............................................................................4
         (e)      No Conflict; Required Filings and Consents..........................................................4
         (f)      Litigation..........................................................................................5
         (g)      Charter Documents; Subsidiaries.....................................................................5
         (h)      Absence of Certain Developments.....................................................................6
         (i)      Absence of Undisclosed Liabilities..................................................................6
         (j)      Non-Contravention...................................................................................7
         (k)      Filings.............................................................................................7
         (l)      Employee Matters and Benefit Plans..................................................................8
         (m)      Labor Matters......................................................................................10
         (n)      Title to Property..................................................................................11
         (o)      Taxes..............................................................................................11
         (p)      Compliance with Laws...............................................................................12
         (q)      Environmental Matters..............................................................................12
         (r)      Intellectual Property..............................................................................13
         (s)      Personnel..........................................................................................13
         (t)      Year 2000 Compliance...............................................................................14
         (u)      No Brokers.........................................................................................14
         (v)      Chief Executive Officer............................................................................14
         (w)      Registration Rights................................................................................14
         (x)      Permits............................................................................................14
         (y)      Royalties..........................................................................................14
         (z)      Real Property Holding Corporation..................................................................14
         (aa)     Investment Company Act.............................................................................15
         (bb)     Qualified Small Business...........................................................................15
         (cc)     Small Business Concern.............................................................................15
         (dd)     Broker's or Finder's Fee...........................................................................15
         (ee)     Vote Required......................................................................................15

5.       Representations and Warranties of the Purchasers............................................................15
         (a)      Corporate Power....................................................................................15

                                TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                   PAGE
                                                                                                                   ----
         (b)      Authorization......................................................................................15
         (c)      Governmental Approvals.............................................................................16
         (d)      Non-Contravention..................................................................................16
         (e)      Risk Factors.......................................................................................16
         (f)      No Brokers.........................................................................................17

6.       Compliance with Securities Laws and Restrictions on Transfer of Securities..................................17
         (a)      Additional Representations and Warranties and Agreements of Each Purchaser.........................17
         (b)      Stop Transfer Orders...............................................................................19
         (c)      Compliance with Section 6..........................................................................19

7.       Additional Covenants of the Purchasers Regarding Securities.................................................19
         (a)      Forms 13D or 13G...................................................................................19
         (b)      Insider Trading Policy; Short Sales................................................................19
         (c)      Material Confidential Information..................................................................20
         (d)      Reporting Obligations Pursuant to Section 16.......................................................21

8.       Additional Covenants of the Company.........................................................................21
         (a)      Inspection.........................................................................................21
         (b)      Board of Directors.................................................................................21
         (c)      Right of First Offer...............................................................................22
         (d)      Sonometrics License................................................................................24
         (e)      Chief Executive Officer............................................................................24
         (f)      Reverse Stock Split................................................................................24
         (g)      Reservation of Common Stock........................................................................25
         (h)      Proprietary Information and Inventions Agreement...................................................25
         (i)      Qualified Small Business...........................................................................25
         (j)      Small Business Administration Matters..............................................................25
         (k)      Regulatory Compliance Cooperation..................................................................26
         (l)      Proxy Statement....................................................................................26
         (m)      Stockholder Approvals; Recommendations.............................................................27
         (n)      Notices of Certain Events..........................................................................27
         (o)      Efforts............................................................................................28
         (p)      No Solicitation....................................................................................28

9.       Closing Conditions..........................................................................................30
         (a)      Conditions to Purchaser's Obligations at the Closing...............................................30
         (b)      Conditions to Company's Obligations at the Closing.................................................32

10.      General Provisions..........................................................................................33
         (a)      Notices............................................................................................33

                                TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                                   PAGE
                                                                                                                   ----
         (b)      Governing Law......................................................................................34
         (c)      Amendments.........................................................................................34
         (d)      Assignment.........................................................................................34
         (e)      Expenses...........................................................................................35
         (f)      Counterparts.......................................................................................35
         (g)      Entire Agreement...................................................................................35
         (h)      Titles.............................................................................................35
         (i)      Termination........................................................................................35
         (j)      Effect of Termination..............................................................................36

         EXHIBITS

         A.       CERTIFICATE OF DESIGNATION

         B.       DISCLOSURE SCHEDULE

         C.       REGISTRATION RIGHTS AGREEMENT

         D.       VOTING AGREEMENT

                          CARDIAC PATHWAYS CORPORATION

             SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

         THIS CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (the "AGREEMENT") is made as of May 20, 1999 between Cardiac Pathways Corporation, a Delaware corporation having its principal executive office at 995 Benecia Avenue, Sunnyvale, California 94086 (the "Company"), and the purchasers listed on Schedule A hereto, each of which is herein referred to as a "PURCHASER" and collectively, the "PURCHASERS".

                                    RECITALS

         A. The parties desire that the Purchasers make an equity investment of between $25,000,000 and $40,000,000 in the Company pursuant to the terms and conditions of this Agreement.

         B. The shares of Series B Convertible Preferred Stock issued to the Purchasers pursuant to this Agreement shall have registration rights and other rights as evidenced by the Registration Rights Agreement in the form attached hereto as Exhibit C (the "RIGHTS AGREEMENT").

         C. In order to induce the Purchasers to enter into this Agreement, certain directors, certain officers, and certain stockholders of the Company have entered into a voting agreement in the form attached hereto as Exhibit D (the "VOTING AGREEMENT") with the Company, pursuant to which they have agreed to vote to approve the transaction contemplated hereunder.

         D. In partial consideration of the Purchasers' investment in the Company, three nominees of the Purchasers shall be elected to the Board of Directors of the Company pursuant to the terms and conditions set forth in the Rights Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises set forth in this Agreement, the parties agree as follows:

     1. Sale of Stock.

         (a) The Company hereby agrees to sell to the Purchasers or their designees, and the Purchasers or their designees hereby agree to purchase from the Company in the amounts listed on Schedule A hereto, which are inclusive of any Shares (as defined below) issued upon cancellation of notes issued by the Company to the Purchasers, for aggregate consideration of between $25.0 and $40.0 million, up to 40,000 shares of the Company's Series B Convertible Preferred Stock (the "SHARES") at the per share purchase price (the "PER SHARE PURCHASE PRICE") equal to 1,000 times the lower of (i) $1.00 or (ii) average trading price of the Company's common stock (the "COMMON STOCK") on the five (5) trading days immediately prior to the date of the public announcement of this private placement, as reported on the Nasdaq National Market. Additional Purchasers may be added to Schedule A after the date of this Agreement at the sole discretion of the majority in interest of the Purchasers as set forth on Schedule A.

         (b) The Shares shall have the respective rights, preferences and privileges set forth in a certificate of designation attached hereto as Exhibit A (the "CERTIFICATE OF DESIGNATION"), which shall be approved by the Purchasers and filed on or prior to the Closing Date (as defined below) by the Company with the Secretary of State of Delaware.

     2. Closing Date. The closing of the purchase and sale of the Shares hereunder (the "CLOSING") will take place, upon the satisfaction of the conditions to closing set forth in Section 9 hereof, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, as soon as practicable but in any event, subject to applicable law, no later than the earlier to occur of five (5) business days after the last of the conditions set forth in Section 9 hereof have been satisfied or October 31, 1999. The date of the Closing is hereinafter referred to as the "Closing Date."

     3. Delivery. At the Closing, the Company will deliver a certificate registered in each Purchaser's name representing the Shares to be purchased by such Purchaser. Such delivery shall be against payment of the purchase price therefor or by cancellation of notes delivered by the Purchasers to the Company, or a combination of each of the foregoing, in an amount equal to the product of the number of Shares and the Per Share Purchase Price (the "PURCHASE PRICE") by wire transfer to the Company's bank account at:

                  Bank Name:                Citibank
                  Bank Address:             111 Wall Street
                                            New York, NY 10005
                  Contact:                  David L. Hayes (415-576-2148)
                  ABA#:                     021000089
                  Account Name:             Morgan Stanley
                  Account Number:           # 3889-0774
                                            FBO CPC # 14-78247

     4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchasers as follows, except as set forth on a Disclosure Schedule (the "Disclosure Schedule") attached hereto as Exhibit B and furnished to each Purchaser, which exceptions shall be deemed to be representations and warranties as if made hereunder

         (a) Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business as a foreign corporation in each jurisdiction where failure to qualify would not, individually or in the aggregate, (i) adversely affect the legality, validity or enforceability of this Agreement, the Voting Agreement or the Rights Agreement in any material respect, (ii) have or result in a Material Adverse Effect on the results of operations, assets, prospects or financial condition of the Company, taken as a whole or (iii) adversely impair the Company's ability to perform fully on a timely basis its obligations under this Agreement, the Voting Agreement or the Rights Agreement (any of (i), (ii) or (iii), being a "Material Adverse Effect"). The Company has full corporate power and authority to own its property, to carry on its business as presently conducted and to carry out the transactions contemplated hereby.

         (b) Authorization. The Company has full corporate power to execute, deliver and perform this Agreement, the Voting Agreement and the Rights Agreement, and each such agreement has been duly executed and delivered by the Company and is the legal, valid and, assuming due execution by the Purchaser, binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally, and to general equitable principles. The execution, delivery and performance by the Company of this Agreement, the Voting Agreement and the Rights Agreement, including the issuance (or reservation for issuance), sale and delivery of the Shares contemplated by
Section 1 hereof and the Common Stock issuable upon conversion thereof, have been duly authorized by all necessary corporate action on the part of the Company, its officers, directors and stockholders; provided, however, that the Company makes no representation or warranty as to the enforceability of the indemnification and contribution provisions of Section 5 of the Rights Agreement to the extent that the provisions thereof may be subject to limitations of public policy and the effect of applicable statutes and judicial decisions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that the sale of the Shares is advisable and fair and in the best interests of the Company and its stockholders, and (b) recommended the approval and adoption of this Agreement and approval of the sale of the Shares by the stockholders and directed that this Agreement and the sale of the Shares by submitted for consideration by the Company's stockholders. The Board of Directors of the Company has taken all action necessary to render inapplicable, as it relates to Purchasers, the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). No other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (other than, in the case of this Agreement, the approval of the sale of the Shares by the holders of at least a majority of the Common Stock voting at the meeting held to consider sale of the Shares).

         (c) Capital Structure.

                  (i) The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share, of which 30,000 shares have been designated Series A Participating Preferred Stock, 50,000 shares have been designated Series B Convertible Preferred Stock and 4,920,000 are undesignated. As of the date hereof, (i) 10,038,578 shares of Common Stock, all of which are validly issued, fully paid and nonassessable, no shares of Series A Participating Preferred Stock and no shares of Series B Convertible Preferred Stock were issued and outstanding; (ii) no shares were held in treasury by the Company or by any subsidiaries of the Company; (iii) 2,866,629 shares of Common Stock were reserved for issuance under the Company's stock plans (including (A) 1,442,440 shares of Common Stock reserved for issuance under the 1991 Stock Option Plan, 1,067,591 shares of which were subject to outstanding options and 374,849 of which were reserved for future grants, (B) 60,000 shares of Common Stock were reserved for issuance under the 1996 Director Option Plan, 33,000 shares of which were subject to outstanding options and 27,000 of which were reserved for future grants, (C) 400,000 shares of Common Stock were reserved for issuance under the 1998 Non-Statutory Stock Option Plan, 143,818 of which were subject to outstanding options and 256,182 shares of which were available for future grants, (D) 920,506 shares of Common Stock were reserved for issuance under the 1998 Employee Stock Purchase Plan, 40,506 shares of which were available for future purchase in fiscal 1999 and 880,000 of which may be purchased in maximum amounts of 200,000 shares per fiscal year commencing July 1, 1999 and (E) 43,683 shares were subject to an outstanding nonstatutory option granted outside of the plans); collectively the Company's "STOCK PLANS;" and (iv) 143,141 shares of Common Stock and related Preferred Stock Purchase Rights were subject to outstanding warrants to purchase such shares. All shares of the Company's Common Stock subject to issuance as specified above, on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company's capital stock or the capital stock of any of the Company's subsidiaries or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than as contemplated by this Agreement. All of the outstanding shares of capital stock of each subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors' qualifying shares) are owned by the Company or another subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations on the Company's voting rights, charges or other encumbrances of any nature. The Common Stock is quoted on the Nasdaq National Market.

                  (ii) Except as set forth in Section 4(c)(i), there are no equity securities of any class of capital stock of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 4(c)(i), there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its subsidiaries to grant or enter into any such warrant, equity security, call, right, commitment or agreement, and except for the transactions contemplated by this Agreement, the Voting Agreement and the Rights Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to the shares of capital stock of the Company to which the Company is a party.

         (d) Valid Issuance of Stock. The Shares will be duly authorized, validly issued, fully paid and non-assessable and, based in part upon the representations of the Purchaser in this Agreement, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares (the "CONVERSION SHARES") has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Certificate of Designation, will be duly and validly issued and fully paid and nonassessable. The Shares and the Conversion Shares will be free of restrictions on transfer other than the restrictions in this Agreement and the Rights Agreement and under applicable state and/or federal securities laws, and will not be subject to any preemptive or other similar rights or any liens or encumbrances (other than any liens or encumbrances created by the Purchasers).

         (e) No Conflict; Required Filings and Consents.

                  (i) The execution and delivery of this Agreement, the Voting Agreement and the Rights Agreement by the Company do not, and the performance of this Agreement, the Voting Agreement and the Rights Agreement by the Company shall not, (i) conflict with or violate the Amended and Restated Certificate of Incorporation (the "CERTIFICATE OF INCORPORATION"), the Certificate of Designation, the Company's Bylaws, as amended (the "BYLAWS") or equivalent organizational documents of the Company or any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that do not have or result in, individually or in the aggregate, a Material Adverse Effect.

                  (ii) The execution and delivery of this Agreement, the Voting Agreement and the Rights Agreement by the Company do not, and the performance of this Agreement, the Voting Agreement and the Rights Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity except for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the rules and regulations of the Nasdaq National Market and the consent of a majority of the holders of the Common Stock of the Company subject to that certain Shareholder Rights Agreement dated as of June 13, 1995.

         (f) Litigation. There is no litigation or governmental proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company that either (i) adversely affects or challenges the legality, validity or enforceability of this Agreement, the Voting Agreement or the Rights Agreement or (ii) could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

         (g) Charter Documents; Subsidiaries. Except for Cardiac Pathways B.V., a corporation organized under the laws of the Netherlands, and Cardiac Pathways G.m.b.H., a corporation organized under the laws of Germany, the Company has no active subsidiaries and does not otherwise directly or indirectly control any other business entity. The Company has furnished counsel to the Purchasers with true, correct and complete copies of its Amended and Restated Certificate of Incorporation and Bylaws, together with any amendments thereto as of the date hereof and the charter documents of each of its subsidiaries. Each of the Company's subsidiaries is duly organized and existing under the laws of its jurisdiction of organization and is in good standing under such laws. None of the Company's subsidiaries owns or leases property or engages in any activity in any jurisdiction that might require its qualification to do business as a foreign corporation and in which the failure so to qualify would have a Material Adverse Effect.

         (h) Absence of Certain Developments. Since the date of its most recent report filed with the Commission pursuant to the Securities and Exchange Act of 1934, as amended from time to time (such act, together with the rules and regulations promulgated thereunder, the "EXCHANGE ACT," and such report, the "CURRENT SEC FILING"), except as disclosed therein, there has been no (i) change in the condition, financial or otherwise, of the Company or its assets, liabilities, properties, business, operations, intellectual property rights owned or controlled by it, or prospects generally that would, individually or in the aggregate, have a Material Adverse Effect; (ii) declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of the Company, or (iii) loss, destruction or damage to any property of the Company, whether or not insured, which has or may have a Material Adverse Effect.

         (i) Absence of Undisclosed Liabilities. Except as and to the extent reflected or stated in the Current SEC Filing, there has been no:

                  (i) Material accrued or contingent liability of a type required to be reflected on a balance sheet in accordance with generally accepted accounting principles or described in the footnotes thereto.

                  (ii) Resignation or termination of any key officers in the Company; and the Company, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer;

                  (iii) Material change, except in the ordinary course of business, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

                  (iv) Damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, business or prospects or financial condition of the Company;

                  (v) Waiver by the Company of a valuable right or of a material debt owed to it;

                  (vi) Direct or indirect loans made by the Company to any stockholder, employee, officer or director of the Company, other than advances made in the ordinary course of business;

                  (vii) Material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

                  (viii) Declaration or payment of any dividend or other distribution of the assets of the Company;

                  (ix) Labor organization activity;

                  (x) Debt, obligation or liability incurred, assumed or guaranteed by the Company, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business;

                  (xi) Sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets;

                  (xii) Change in any material agreement to which the Company is a party or by which it is bound which has had a Material Adverse Effect; or

                  (xiii) Any other event or condition of any character that, either individually or cumulatively, has had a Material Adverse Effect.

         (j) Non-Contravention. The execution, delivery and performance by the Company of this Agreement, the Voting Agreement and the Rights Agreement do not and will not (i) contravene or conflict with the Amended and Restated Certificate of Incorporation, the Certificate of Designation or Bylaws of the Company, or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or its property, or result in a breach of or constitute a default under any material agreement of the Company (whether upon notice or passage of time) binding upon or applicable to it or its property, in any manner which would materially and adversely affect the Purchasers' rights or their ability to realize the intended benefits under this Agreement, the Voting Agreement or the Rights Agreement.

         (k) Filings.

                  (i) The Company has filed in a timely manner, and has delivered to the Purchasers copies of, the following reports required to be filed with the Commission under the Exchange Act: (1) the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1998 filed with the Commission on February 16, 1999 and (2) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 filed with Commission on September 25, 1998 (collectively the "SEC REPORTS"). As of its filing date, (i) each such report complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, (ii) no such report or statement filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the Commission.

                  (ii) Each of the consolidated financial statements (including in each case any related notes) contained in the SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the Commission with respect thereto, was prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q and the rules and regulations promulgated by the Commission), and fairly presented the consolidated financial position of the Company and its subsidiaries as of the respective dates and the consolidated results of operations and statements of cash flows for the periods indicated, except that the unaudited interim financial statements were subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

         (l) Employee Matters and Benefit Plans.

                  (i) Definitions. The following terms shall have the meanings set forth below:

                           (1) "Affiliate," as used in this section shall mean
any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "CODE"), and regulations thereunder;

                           (2) "Company Employee Plan" shall refer to any plan,
program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1978, as amended ("ERISA"), which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any "Company Employee" (as defined below), and pursuant to which the Company or any Affiliate has or may have any material liability contingent or otherwise;

                           (3) "Company Employee" shall mean any current,
former, or retired employee, officer, or director of the Company or any Affiliate;

                           (4) "Company Employee Agreement" shall refer to each
management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contact between the Company or any Affiliates and any Company Employee or consultant; and

                           (5) "Company Pension Plan" shall refer to each
Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

                  (ii) Schedule. The Company does not have any plan or commitment to establish any new Company Employee Plan or Company Employee Agreement, to modify any Company Employee Plan or Company Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to the Purchasers in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Company Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

                  (iii) Documents. The Company has provided to the Purchasers
(i) correct and complete copies of all documents embodying or relating to each Company Employee Plan and each Company Employee Agreement including all amendments thereto and written interpretations thereof, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan;
(iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination letters and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the Internal Revenue Service (the "IRS") or the Department of Labor (the "DOL") with respect to any Company Employee Plan; (vii) all communications material to any Company Employee or Company Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; and (viii) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

                  (iv) Company Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) to the Company's knowledge no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iii) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (iv) each Company Employee Plan can be amended, terminated or otherwise discontinued after the closing in accordance with its terms, without liability to the Company or any Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vi) to the Company's knowledge neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Section 4975 through 4980 of the Code.

                  (v) Company Pension Plans. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Company Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

                  (vi) Multiemployer Plans. At no time has the Company contributed to or been requested to contribute to any Multiemployer Plan.

                  (vii) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Company Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) that such Company Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

                  (viii) Effect of Transaction.

                           (1) The execution of this Agreement and the
consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee.

                  (ix) Employment Matters. The Company and each of its subsidiaries (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, in each location in which the Company or any of its subsidiaries employs persons; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Company Employees; (iii) is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

                  (x) Violations. To the Company's knowledge, no employee of the Company has violated any employment contract, patent disclosure agreement or non competition agreement between such employee and any former employer of such employee due to such employee being employed by the Company and disclosing to the Company trade secrets or proprietary information of such employer. The Company is not, and has never been, a party to any collective bargaining agreement. The Company and its subsidiaries are in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, the Worker Adjustment and Retaining Notification Act or any similar state or local law).

         (m) Labor Matters. (i) There are no controversies pending or, to the best knowledge of each of the Company and its respective subsidiaries, threatened, between the

Company or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) as of the date of this Agreement, neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries nor does the Company or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees (A) as of the date of this Agreement and (B) which, as of the Closing, have or could reasonably be expected to have a Material Adverse Effect; and (iii) as of the date of this Agreement, neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries (A) as of the date of this Agreement and (B) which, as of the closing, have or could reasonably be expected to have a Material Adverse Effect.

         (n) Title to Property. The Company owns no material real property. The Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; and all leases pursuant to which the Company or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or its subsidiary has not taken adequate steps to prevent such default from occurring) except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All the plants, structures and equipment of the Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, except where the failure of such plants, structures and equipment to be in such good operating condition and repair could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

         (o) Taxes. The Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its subsidiaries is or has been a member, have timely filed all tax returns required to be filed by them and have paid all taxes shown thereon to be due. These returns and reports are true and complete in all material respects. The Company has paid all taxes and other assessments due. The Company has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any taxes that have not been paid, whether or not shown as being due on any tax returns. There is (i) no material claim for taxes that is a lien against the property of the Company or any of its subsidiaries or is being asserted against the Company or any of its subsidiaries other than liens for taxes not yet due and payable, (ii) no audit of any tax return of the Company or any of its subsidiaries being conducted by a tax authority, (iii) no extension of the statute of limitations on the assessment of any taxes granted by the Company or any of its subsidiaries and currently in effect, and (iv) no agreement, contract or arrangement to which the Company or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 162(m), 280G or 404 of the Code. Neither the Company nor any of its subsidiaries has ever been a member of any combined, controlled, consolidated or affiliated group (other than the group of which the Company is the parent) for tax purposes. Neither the Company nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does the Company or any of its subsidiaries owe any amount under any such agreement. Neither the Company nor any of its subsidiaries has been at any time, a "United States real property holding corporation" with the meaning of Section 897(c)(2) of the Code.

         (p) Compliance with Laws. Except with respect to environmental matters (which are covered by Section 4(q) below), the Company and its Subsidiaries are, and at all times since January 1, 1996 have been, in compliance with all applicable laws, regulations, orders, judgments and decrees, except where the failure to so comply would not have a Material Adverse Effect on the condition of the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its subsidiaries has received any notice or other communication from any governmental entity or other person regarding any actual or possible material violation of, or material failure to comply with, any law, regulation, order, judgment or decree.

         (q) Environmental Matters.

                  (i) Hazardous Material. Except as would result in any material liability to the Company under Environmental Laws (as defined below), no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to Environmental Laws, but excluding office and janitorial supplies maintained in accordance with Environmental Laws (a "HAZARDOUS MATERIAL") are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company's knowledge, as a result of any action of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased. For the purposes of this Agreement, "ENVIRONMENTAL LAWS" shall mean all federal, state, local and foreign laws, ordinances, treaties, rules, regulations, guidelines and permit conditions relating to contamination, pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to Hazardous Materials Activities (as hereinafter defined) or emissions, discharges, releases or threatened releases of Hazardous Materials.

                  (ii) Hazardous Materials Activities. Neither the Company nor any of its subsidiaries has (i) transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of Environmental Laws, or (ii) disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product contained a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any Environmental Laws in effect prior to or as of the date hereof except for which violation has not heretofore been cured or for which there is any remaining liability.

                  (iii) Permits. The Company and its subsidiaries hold all environmental approvals, permits, licenses, clearances and consents (the "ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted. The Company and its subsidiaries are and at all times have been in compliance in all material respects with the terms of the Environmental Permits except for which noncompliance has heretofore been cured or for which there is any remaining liability.

                  (iv) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction is pending, and to the Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ, claim or injunction has been threatened by any governmental entity against the Company or any of its subsidiaries concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activities of the Company or any of its subsidiaries.

         (r) Intellectual Property. The Company or its subsidiaries owns each of the patents and patent applications referred to in the SEC Reports and, except as disclosed in the SEC Reports, (i) the Company owns or possesses adequate and enforceable rights to use all other patent applications, patents, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively with the patents and patent applications described in the SEC Reports, the "INTANGIBLES") necessary for the conduct of the Company's current, former and anticipated activities and (ii) neither the Company nor any subsidiary, to its knowledge, has infringed, is infringing, or has received any notice of infringement of any Intangible of any other person that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect and the Company knows of no basis therefor. The expiration of any Intangibles would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole. Except as set forth in the SEC Reports, the Company has received no notice of potential indemnity claims from customers based upon a notice of infringement any such customer has received from a patent owner relating to an assertion of infringement of a patent other than potential indemnity claims which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company.

         (s) Personnel. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of the Intangibles on behalf of the Company have executed nondisclosure agreements in the form set forth on the Disclosure Schedule and either (i) have been a party to a "work-for-hire" arrangement or agreements with the Company in accordance with applicable national and state law that has accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective and exclusive ownership of all tangible and intangible property thereby arising.

         (t) Year 2000 Compliance. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, all of the Company's Information Technology (as defined below) effectively addresses the Year 2000 issue, and will not cause an interruption in the ongoing operations of the Company's business on or after January 1, 2000. For purposes of the foregoing, the term "INFORMATION TECHNOLOGY" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services that are owned or used by the Company in the conduct of its business, or purchased by the Company from third party suppliers.

         (u) No Brokers. The Company has not directly or indirectly employed any broker, finder or other person (including any employee) that might be entitled to a fee, commission or other compensation upon the execution of this Agreement, the Voting Agreement or the Rights Agreement or the consummation of the transactions contemplated by this Agreement, the Voting Agreement or the Rights Agreement for which the Purchasers or the Company is or may be liable.

         (v) Chief Executive Officer. The Company has entered into an employment agreement with a new Chief Executive Officer acceptable to the Purchasers.

         (w) Registration Rights. Except as provided in the Rights Agreement, the Company is presently not under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may subsequently be issued.

         (x) Permits. The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could have a Material Adverse Effect on the business, properties, prospects, or financial condition of the Company, and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. The Company is not in default in any material respect under any such franchises, permits, licenses or other similar authority.

         (y) Royalties. Except as set forth in the Disclosure Schedule, there are no royalties, fees, honoraria or other payments payable by the Company to any person or entity by reason of the ownership, development, use, license, sale or disposition of the Intangibles, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.

         (z) Real Property Holding Corporation. The Company is not a real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code") and any regulations promulgated thereunder.

         (aa) Investment Company Act. The Company is not an "investment company", or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

         (bb) Qualified Small Business. The Company is a "qualified small business" within the meaning of Section 1202(d) of the Code as of the date hereof and the Series B Preferred should qualify as "qualified small business stock" as defined in Section 1202(c) of the Code as of the date hereof. The Company further represents and warrants that, as of the date hereof, it meets the "active business requirement" of Section 1202(e) of the Code and it has made no "significant redemptions" within the meaning of Section 1202(c)(3)(B) of the Code.

         (cc) Small Business Concern. The Company, together with its "affiliates" (as that term is defined in Section 121.103 of Title 13 of the Code of Federal Regulations (the "FEDERAL REGULATIONS")), is a "small business concern" within the meaning of the Small Business Investment Act of 1958, as amended (the "SMALL BUSINESS ACT"), and Part 121 of Title 13 of the Federal Regulations. The information delivered by the Company to Purchaser on SBA Forms 480, 652 and 1031 of the Small Business Administration (the "SBA") delivered in connection herewith is accurate and complete. The Company is not ineligible for financing by any SBIC Investor pursuant to Section 107.720 of Title 13 of the Federal Regulations. The Company acknowledges that BankAmerica Ventures is a Federal licensee under the Small Business Act.

         (dd) Broker's or Finder's Fee. No agent, broker, person or firm acting on behalf of the Company or any of its subsidiaries is, or will be, entitled to any fee, commission or brokers or finder's fees from any of the parties hereto, or from any person controlling, controlled by, or under common control with any of the parties hereto, in connection with this Agreement or any of the transactions contemplated hereby.

         (ee) Vote Required. The approval of the sale of the Shares by the affirmative vote of a majority of the shares of Common Stock voting is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the transactions contemplated hereby. Holders of Common Stock will not have any appraisal rights or similar rights in connection with the sale of the Shares or any of the other transactions contemplated hereby.

     5. Representations and Warranties of the Purchasers. Each of the Purchasers, severally and not jointly, hereby represents and warrants to the Company as follows:

         (a) Corporate Power. Each Purchaser is a corporation duly incorporated or a limited partnership duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with the requisite power and authority, corporate or otherwise, to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder and thereunder.

         (b) Authorization. Each Purchaser has full power to execute, deliver and perform this Agreement, the Voting Agreement and the Rights Agreement, and each such agreement has been duly executed and delivered by such Purchaser and is the legal, valid and, assuming due execution by the Company, binding obligation of such Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally, and to general equitable principles. The execution, delivery and performance by such Purchaser of this Agreement, the Voting Agreement and the Rights Agreement, including the payment of the Purchase Price, have been duly authorized by all necessary corporate action of such Purchaser.

         (c) Governmental Approvals. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable laws, rules or regulations presently in effect, other than a Control Certificate to be filed with the SBA by BankAmerica Ventures within thirty (30) days of the Closing Date, is or will be necessary to be made or obtained by such Purchaser or any of its Affiliates (as such term is defined below) for, or in connection with, the execution and delivery of this Agreement, the Voting Agreement or the Rights Agreement, the consummation of the transactions contemplated hereby or thereby or performance by such Purchaser of its obligations hereunder or thereunder. For purposes of this Agreement, the term "AFFILIATE" means, when used with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control," when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

         (d) Non-Contravention. The execution, delivery and performance by the Company of this Agreement, the Voting Agreement and the Rights Agreement do not and will not (i) contravene or conflict with the charter documents or bylaws of such Purchaser, or (ii) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to such Purchaser, or result in a breach of or constitute a default under any material agreement of such Purchaser.

         (e) Risk Factors. Each such Purchaser acknowledges that an investment in the Company involves known and unknown risks, uncertainties and other factors which may result in such Purchaser's loss of its entire investment. The Company is an early stage medical device company that develops and intends to commercialize medical devices for the treatment of certain cardiovascular and circulatory disorders. The Company's product candidates are at an early stage of development and have not been approved for marketing by any regulatory agencies. In addition, significant investment in research and development, preclinical and clinical testing, regulatory and sales and marketing activity will be necessary for the Company to commercialize its product candidates. There can be no assurance that any of the Company's product candidates can be successfully developed. If successfully developed, there can be no assurance that the Company's product candidates will be approved for marketing by regulatory agencies, will result in any meaningful benefits to patients, will be accepted by the medical community for use in treatment or will generate sufficient or sustainable revenues to enable the Company to be profitable.

                  Each Purchaser acknowledges that such Purchaser has received a copy of the SEC Reports and reviewed the section captioned "Factors Affecting Future Operation Results" contained therein, which such factors are deemed incorporated by reference into this Agreement.

         (f) No Brokers. The Purchasers have not directly or indirectly employed any broker, finder or other person (including any employee) that might be entitled to a fee, commission or other compensation upon the execution of this Agreement, the Voting Agreement or the Rights Agreement or the consummation of the transactions contemplated by this Agreement, the Voting Agreement or the Rights Agreement for which the Purchasers or the Company is or may be liable.

     6. Compliance with Securities Laws and Restrictions on Transfer of Securities.

         (a) Additional Representations and Warranties and Agreements of Each Purchaser. Each Purchaser, severally and not jointly, hereby represents and warrants to, and agrees with, the Company as follows:

                  (i) The Purchaser (A) is purchasing the Shares for its own account for investment only and not with a view to any resale or distribution thereof, except pursuant to an effective registration statement under the Securities Act of 1933, as amended from time to time (such act, together with the rules and regulations promulgated thereunder, herein the "Securities Act"), covering the sale, assignment or transfer or an opinion of counsel reasonably satisfactory to the Company, concurred in by counsel to the Company, that such registration is not required; provided, however, that BankAmerica Ventures shall be permitted to transfer its Shares to Bank of America Ventures, L.P. without such requirements.

                  (ii) Such Purchaser has received and carefully reviewed the Current SEC Filing, and has had the opportunity to obtain and receive such other information as it deems necessary to understand the business and financial condition of the Company and to make the investment decision to purchase the Shares.

                  (iii) As an investor in companies in the medical device industry, such Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment represented by the Shares, and it is able to bear the economic risk of such investment.

                  (iv) Such Purchaser is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act. If other than an individual, the Purchaser also represents it has not been organized for the purpose of acquiring the Shares.

                  (v) Such Purchaser understands that the Shares are being issued in a transaction which is exempt from the registration requirements of the Securities Act by reason of the provisions of Section 4(2) of the Securities Act and that the Shares will be subject to transfer restrictions and must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

                  The certificate representing the Shares will be affixed with the following legends:

                  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT COVERING THE TRANSFER OR AN OPINION OF COUNSEL OR OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

                  The restrictions on sale, assignment and transfer of the Shares contained in this Section 6(a)(v) shall terminate at such time as there shall be delivered to the Company and such Purchaser an opinion of counsel to such Purchaser, in form and substance reasonably satisfactory to the Company, to the effect that, due to the lapse of time or otherwise, no registration of such securities is required under the Securities Act in connection with any distribution of such securities to the public in the United States. In addition, at any time after (A) the delivery of such opinion; or (B) such securities are sold pursuant to and in accordance with an effective registration statement under the Securities Act covering such sale, the Purchaser shall be entitled to exchange its certificate representing such securities (or any portion thereof as to which (A) or (B) above applies) for a new certificate not bearing the first legend set forth in Section 6(a)(v).

                  (vi) Such Purchaser understands that the Shares constitute "restricted securities" within the meaning of Rule 144, promulgated under the Securities Act. Purchaser is aware that Rule 144, in substance, except as otherwise provided in subsection (k) of such rule, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions, including, among other things: (A) the availability of certain public information about the Company; (B) the resale occurring not earlier than the expiration of the applicable holding period stated therein; (C) the sale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Exchange Act) and (D) the amount of securities being sold during any three-month period not exceeding the specified limitations stated therein. Such Purchaser also understands that the holding period under Rule 144 will commence on the Closing Date.

                  (vii) Such Purchaser further understands that in the event all of the applicable requirements of Rule 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the staff of the Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

         (b) Agreement Not to Transfer.

                  (i) Prior to twelve months after the Closing, the Purchasers shall not, directly or indirectly, Transfer or offer to Transfer any Shares, unless the Company consents to such Transfer and the transferee agrees to be bound by this Agreement; provided however, that BankAmerica Ventures shall be permitted to transfer its Shares to Bank of America Ventures, L.P. without such requirements.

                  (ii) As used in this Section 6(b), the term "TRANSFER" shall mean any sale, transfer, assignment, hypothecation, encumbrance or other disposition, whether voluntary or involuntary, of Shares. In the case of a hypothecation, the Transfer shall be deemed to occur both at the time of the initial pledge and at any pledgee's sale or a sale by any secured creditor or a retention by the secured creditor of the pledged Shares in complete or partial satisfaction of the indebtedness for which the Shares are security.

         (c) Stop Transfer Orders. Such Purchaser understands that notations restricting the transfer of the Shares will be made on the transfer records of the Company and that a stop transfer order will be entered with the Company's transfer agent.

         (d) Compliance with Section 6. None of the Shares (nor any interest therein) shall be sold, assigned or offered except in accordance with the provisions of this Section 6.

     7. Additional Covenants of the Purchasers Regarding Securities.

         (a) Forms 13D or 13G. Promptly following the Closing, the Purchasers shall file with the Commission any reports regarding their ownership of the Company's Common Stock as required by Section 13(d) of the Exchange Act and the rules and regulations.

         (b) Insider Trading Policy; Short Sales.

                  (i) For so long as a representative of the Purchasers is a member of the Board of Directors of the Company, the Purchasers and their Affiliates who have access to Material Confidential Information (as defined below) of the Company shall agree to comply with the Insider Trading Compliance Program of the Company including, but not limited to, trade pre-clearance requirements and trading blackout periods as may be in effect from time to time. In addition, the Purchasers hereby acknowledge that each Purchaser is aware, and that each Purchaser will advise such directors, officers, employees, representatives, agents and advisors who are informed as to the matters concerning the Company or who have access to the Company's Material Confidential Information, that United States securities laws prohibit any person who has received from an issuer material nonpublic information concerning the issuer from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell the securities of such issuer, make investment recommendations based on such material nonpublic information or otherwise affect the trading price of such issuer's securities. The limitations set forth in the immediately preceding sentence are not intended to preclude the brokerage, investment advisory, financial advisory, financing, money management, trading, arbitrage or other similar activities conducted on the Purchasers' behalf by only those directors, officers, representatives and agents and advisors who do not have access to the Company's Material Confidential Information or are not aware of the content of such Material Confidential Information.

                  (ii) The Purchasers and their Affiliates shall not make any short sale of, loan, or grant any option for the purchase of, any equity securities of the Company held by the Purchasers at any time.

         (c) Material Confidential Information.

                  (i) In connection with the Purchasers' decision-making with respect to their acquisition of the Shares, the Company has furnished to the Purchasers and their officers, directors, employees and agents (collectively referred to as "PURCHASERS AND AGENTS") financial and other information which has not theretofore been made available to the public ("MATERIAL CONFIDENTIAL INFORMATION"). The Purchasers and Agents may also receive Material Confidential Information of the Company in the future. Pursuant to a Nondisclosure Agreement dated March 5, 1999, the Purchasers have agreed to refrain from disclosing such information pursuant to the terms and conditions of such agreement. The Company and the Purchasers wish to replace the confidentiality obligations of the parties set forth in such agreement with those provided herein. Therefore, the Purchasers and Agents shall treat all such Material Confidential Information in accordance with the provisions of this agreement and to take or abstain from taking certain other actions herein set forth. The term "Material Confidential Information" does not include information which (i) was already in the Purchasers' or Agents' possession prior to the disclosure by the Company of the Material Confidential Information, provided that such information is not known by the Purchasers and Agents to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party, (ii) becomes generally available to the public other than as a result of disclosure by the Purchasers or Agents or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not known to the Purchasers or Agents to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party. The Purchasers agree that the Company's Material Confidential Information will be used solely for the purpose of monitoring the Purchasers' holdings of the Shares. The Purchasers also agree that the Purchasers and Agents will not disclose any of the Company's Material Confidential Information now or hereafter received or obtained from the Company or its representatives to any third party or otherwise use or permit the use of the Material Confidential Information, except as required by applicable law or legal process, without the prior written consent of the Company; provided, however, that any such Material Confidential Information of the Company may be disclosed to such of the Purchasers' representatives who need to know such information for the purpose of monitoring the Purchasers' investment in the Shares; in which case it is understood that the Purchasers' representatives, directors, officers, employees, agents and advisors shall be informed by the Purchasers of the confidential nature of such information and shall be directed by the Purchasers to treat such information confidentially. In the event that the Purchasers and Agents or any of their representatives becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand, other demand or rules and regulations under the federal securities laws or similar process, but not pursuant to laws and regulations which Purchasers and Agents are subject to as a result of being an affiliate of a national bank) to disclose any of the Material Confidential Information, the Purchasers and Agents shall provide the Company with prompt prior written notice of such requirement prior to such disclosure. In the event that a protective order or other remedy is not obtained, or that the Company waives compliance with the provisions hereof, each Purchaser agrees to furnish only that portion of the Material Confidential Information which such Purchaser is legally required to furnish and, where appropriate, to exercise the Purchasers' and Agents' reasonable efforts to obtain assurances that confidential treatment will be accorded such Material Confidential Information.

         (d) Reporting Obligations Pursuant to Section 16. The Purchasers agree to file with the Commission any reports required to be filed pursuant to Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder by such Purchasers, their officers, directors, employees or affiliates or by such Purchasers' nominee to the Company's Board of Directors within the time such filings are required to be made and to provide the Company with a copy of all such filings promptly thereafter.

     8. Additional Covenants of the Company.

         (a) Inspection. For so long as a Purchaser holds at least 500 shares of Series B Convertible Preferred Stock (or the Common Stock issuable or issued upon conversion of 500 shares of Series B Convertible Preferred Stock), the Company shall permit each the Purchaser, at such Purchaser's expense, to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Investor; provided, however, that the Company shall not be obligated pursuant to this
Section 8(a) to provide access to any information that it reasonably considers to be a competitively sensitive information unless such Purchaser has executed a non-disclosure agreement in a form reasonably acceptable to the Company.

         (b) Board of Directors. The following actions will be taken with respect to the Company's Board of Directors.

                  (i) The existing Board of Directors will resign effective as of the Closing Date.

                  (ii) At or prior to the Closing the Company shall amend its Bylaws, if required, to fix the number of directors to five (5) members with a provision that the number of directors may be increased to seven (7) members with the consent of the directors who are representatives of the Purchasers.

                  (iii) The holders of the Series B Convertible Preferred shall have the right to nominate three (3) members of the Company's Board of Directors, two (2) of which shall be representatives of BankAmerica Ventures and one (1) of which shall be a representative of Morgan

Stanley Dean Witter Venture Partners ("MSDW"). In the event that the number of the Company's directors exceeds five (5), the holders of Series B Convertible Preferred shall have the right to nominate one (1) additional director. All members of the Company's Board of Directors nominated by holders of Series B Convertible Preferred shall have the right to be members of all committees of the Board of Directors. The Company shall not file any proxy or other materials with the SEC opposed to the re-election of such persons as directors of the Company unless such director has committed any actions giving the stockholders of the Company the right to remove such director for cause and shall use all reasonable efforts to secure the election of such persons as directors.

                  (iv) The remaining directors will include (i) one (1) representative of the Company's management, who shall be the Company's Chief Executive Officer and (ii) one (1) outside representative appointed by a majority of the Board of Directors.

                  (v) As of the execution of this Agreement and in the event that BankAmerica Ventures, the State of Wisconsin Investment Board ("SWIB") or MSDW do not have a representative on the Company's Board of Directors, or any committee thereof then the Company shall invite a representative of BankAmerica Ventures, SWIB or MSDW, as the case may be, to attend all meetings of its Board of Directors or any committee thereof in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials (the "BOARD MATERIALS") that it provides to its directors at the same time as such Board Materials are provided to any of its directors; provided, however, that the Company reserves the right to withhold any information and to exclude such representative of BankAmerica Ventures, SWIB or MSDW from any meeting or portion thereof if the disclosure of such material or discussion, in the opinion of counsel to the Company, would jeopardize the Company's attorney client privilege. The right granted to BankAmerica Ventures, SWIB and MSDW to attend meetings of the Company's Board of Directors and to receive Board Materials shall not be assignable.

         (c) Right of First Offer. Subject to the terms and conditions specified in this Section 8(c), the Company hereby grants to each Purchaser a right of first offer to purchase its Pro Rata Share (as hereinafter defined) (in whole or in part) with respect to future sales by the Company of its Future Shares (as hereinafter defined). Each Purchaser shall be entitled to assign or apportion the right of first offer hereby granted it among itself and its partners and affiliates (including in the case of a venture capital fund other venture capital funds affiliated with such fund) in such proportions as it deems appropriate. For purposes of this Section 8(c), a Purchaser's "PRO RATA SHARE" of Future Shares shall mean that number of Future Shares that equals the proportion that (x) the number of shares of Common Stock issued and held, or issuable upon conversion of the Shares then held, by such Purchaser bears to (y) the total number of shares of Common Stock of the Company then outstanding (assuming full conversion of all convertible securities).

                  (i) Each time the Company proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock, including any debt securities convertible into equity (collectively, "FUTURE SHARES"), the Company shall first make an offering of such Future Shares to each Purchaser in accordance with the following provisions:

                  (ii) The Company shall deliver a notice by confirmed facsimile transmission, certified mail or a nationally recognized overnight courier service ("NOTICE") to each of the Purchasers stating (i) its bona fide intention to offer such Future Shares, (ii) the number of such Future Shares to be offered, and (iii) the price and a summary of the terms, if any, upon which it proposes to offer such Future Shares.

                  (iii) By written notification to the Company within ten (10) calendar days after receipt of the Notice, each Purchaser may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to its Pro Rata Share of such Future Shares. The Company shall promptly, in writing, inform each Purchaser that elects to purchase all the shares available to it (a "FULLY-EXERCISING PURCHASER") of any other Purchaser's failure to do likewise. During the ten (10) day period commencing after such information is given, each Fully-Exercising Purchaser may elect to purchase that portion of the Future Shares for which Purchasers were entitled to subscribe but that were not subscribed for by the Purchasers that is equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion of Shares then held, by such Fully-Exercising Purchaser bears to the total number of shares of Common Stock issued and held, or issuable upon conversion of the Shares then held, by all Fully-Exercising Purchasers who wish to purchase some of the unsubscribed Future Shares.

                  (iv) If all Future Shares that the Purchasers are entitled to obtain pursuant to Section 8(c) are not elected to be obtained as provided herein, the Company may, during the sixty (60) day period following the expiration of the period provided in Section 8(c)(iii) hereof, offer the remaining unsubscribed portion of such Future Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Notice. If the Company does not enter into an agreement for the sale of the Future Shares within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Future Shares shall not be offered unless first reoffered to the Purchasers in accordance herewith.

                  (v) The right of first offer in this Section 8(c) shall not be applicable (i) to any shares of Common Stock (including shares issued upon exercise of stock options outstanding as of the date of this Agreement) issuable or issued to employees, consultants or directors directly or pursuant to stock option plans or arrangements approved by the Board of Directors, including each board representative of the Purchasers, (ii) to shares of Common Stock issued or issuable in a firm commitment underwritten public offering, (iii) to shares of Common Stock issued or issuable upon conversion of shares of Series A Participating Preferred Stock or Series B Convertible Preferred Stock or as a dividend or distribution on the shares of Series A Participating Preferred Stock or Series B Convertible Preferred Stock, (iv) to securities issued or issuable to banks or equipment lessors, provided such issuances are for other than primarily equity financing purposes and provided such issuances are approved by the Board of Directors, including each board representative of the Purchasers,
(v) to securities issued in connection with business combinations or corporate partnering agreements approved by the Board of Directors, including each board representative of the Purchasers, or (vi) to securities issued in strategic financings accompanies by commercial development, joint ventures or other related agreements approved by the Board of Directors, including each board representative of the Purchasers.

                  (vi) The rights granted to the Purchasers under Section 8(c) hereof may be assigned to any transferee or assignee who is (a) a subsidiary, parent, general partner, limited partner, retired partner, member or retired member of a Purchaser, (b) a Purchaser's ancestors, descendants or spouse or to trusts for the benefit of such persons or such Purchaser or (c) a client, employee or member of a Purchaser, provided that (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) the Company is given written notice of any such transfer five (5) Business Days prior to the date of said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned and (iii) the transferee or assignee of such rights is not deemed by the Board of Directors of the Company, in its reasonable judgment, to be a competitor of the Company and provided further that the transferee or assignee of such rights assumes in writing in a form reasonably acceptable to the Company the obligations of the Purchasers under this Agreement.

         (d) Sonometrics License. The Company will use its best efforts to execute an agreement to exclusively license or acquire, for an aggregate purchase price no greater than $1,500,000, Sonometric's patent portfolio relating to technology and methods for three dimensional digital ultrasound tracking. The Patent Portfolio will include, but not be limited to the following: Patent Numbers 5,515,853, 5,779,638, 5,795,298, 5,797,849, 5,817,022
and 5,868,673 and all currently active applications that are continuations, continuations-in-part, or divisional properties, and all corresponding foreign-filed patents and patent applications.

         (e) Chief Executive Officer. In the event that a new Chief Executive Officer, (who shall be acceptable to the Purchasers) shall have commenced employment with the Company prior to the Closing, the Company shall use it best efforts to retain such Chief Executive Officer through the Closing Date.

         (f) Reverse Stock Split; Bylaws. The Company shall use its best efforts to obtain stockholder approval to amend (i) the Certificate of Incorporation to effect a five for one reverse stock split of the Company's Common Stock; and
(ii) the Bylaws to require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares entitled to vote, voting together as a single class, to (I) increase the number of shares reserved for issuance under the Company's Stock Plans, such that the quotient of
(A) the shares outstanding issued pursuant to the Company's Stock Plans plus the shares available for issuance under the Company's Stock Plans plus additional shares proposed to be issued under the Company's Stock Plans; divided by (B) the total outstanding capital stock of the Company, including any outstanding convertible preferred stock, on an as converted basis, is not greater than thirty percent (30%); and (II) reprice any options granted after May 20, 1999 to purchase shares of Common Stock under the Company's Stock Plans, provided that the Company shall only reprice each options outstanding prior to May 20, 1999 one time.

         (g) Reservation of Common Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Shares and all Common Stock issuable from time to time upon such conversion.

         (h) Proprietary Information and Inventions Agreement. The Company shall require all employees and consultants to execute and deliver a Proprietary Information and Inventions Agreement in a form which is acceptable to the Purchasers.

         (i) Qualified Small Business. The Company will use its best efforts to comply with the reporting and recordkeeping requirements of Section 1202 of the Code, any regulations promulgated thereunder and any similar state laws and regulations, and agrees not to repurchase any stock of the Company if such repurchase would cause the Shares not to so qualify as "Qualified Small Business Stock." The Company further covenants to submit to its shareholders and to state and federal taxation authorities such form and filings as may be required to document such compliance, including the California Franchise Tax Board Form 3565, Small Business Stock Questionnaire, with its franchise or income tax return for the current income year.

         (j) Small Business Administration Matters.

                  (i) The proceeds from the issuance and sale of the Shares will be used by the Company for working capital and other general corporate purposes. The Company will provide to each Purchaser identified as a licensed Small Business Investment Company on Schedule A hereto (each an "SBIC INVESTOR"), and to the Small Business Administration (the "SBA"), reasonable access to the Company's books and records for the purpose of confirming the use of proceeds by the Company.

                  (ii) For a period of one (1) year following the Closing (as defined in the Purchase Agreement), the Company will not change the nature of its business activity if such change would render the Company "ineligible" as provided in Section 107.720 of Title 13 of the Federal Regulations.

                  (iii) So long as any SBIC Investor holds any securities of the Company, the Company will at all times comply with the non-discrimination requirements of Sections 112, 113 and 117 of Title 13 of the Federal Regulations.

                  (iv) Within forty-five (45) days after the end of each fiscal year of the Company, and at such other times as an SBIC Investor may reasonably request in writing to the Company, the Company will deliver to such SBIC Investor a written assessment in form and substance reasonably satisfactory to such SBIC Investor, as to the economic impact of such SBIC Investor's financing of the Company, specifying the full-time equivalent jobs created or retained in connection with such investment, and the impact of such financing on the Company's business in terms of profits and with respect to taxes paid by the Company and its employees. The Company will promptly provide each SBIC Investor who so requests in writing to the Company, specifying in such written request the nature of such required information in reasonable detail, such information as such SBIC Investor requests, in order to permit such SBIC Investor to comply with such SBIC

Investor's obligations under the Small Business Act of 1958, as amended (the "SMALL BUSINESS ACT"), and the regulations promulgated thereunder and related thereto. Any submission of financial information pursuant to this Section 8(j) shall be under cover of a certificate executed by the Company's President, Chief Executive Officer Chief Financial Officer or Treasurer, certifying that such information (i) relates to the Company, (ii) to the best of the Company's knowledge is accurate and (iii) if applicable, has been audited by the Company's independent auditors.

         (k) Regulatory Compliance Cooperation. In the event that any SBIC Investor determines that it has a Regulatory Problem (as defined below), it shall have the right to transfer its Shares in compliance with applicable state and federal securities laws, but without regard to any other restrictions on transfer set forth in this Agreement or the Rights Agreement (provided that the transferee agrees to become a party to each such agreement), and the Company shall take all such actions as are reasonably requested by such SBIC Investor in order to (i) effectuate and facilitate any transfer by it of any securities of the Company then held by it to any person designated by such SBIC Investor, (ii) permit such SBIC Investor (or any of its affiliates) to exchange all or any portion of any voting security then held by it on a share-for-share basis for shares of a nonvoting security of the Company, which nonvoting security shall be identical in all respects to the voting security exchanged for it, except that it shall be nonvoting and shall be convertible into a voting security on such terms as are requested by it in light of regulatory considerations then prevailing, and (iii) amend this Agreement, as amended from time to time, to effectuate and reflect the foregoing. The parties to this Agreement agree to vote all of the Company's securities held by them in favor of such amendments and actions. For purposes of this Agreement, a "REGULATORY PROBLEM" means any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency that an SBIC Investor is not entitled to hold, or exercise any significant right with respect to, the underlying securities into which the Shares are convertible.

         (l) Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the Commission preliminary proxy materials which shall constitute the preliminary Proxy Statement in connection with the sale of the Shares. As promptly as practicable after comments are received from the Commission with respect to the preliminary proxy materials, the Company shall file with the Commission the definitive Proxy Statement, which Proxy Statement shall comply in all material respects with the applicable requirements of the Exchange Act and Securities Act, respectively, and the applicable rules and regulations of the Commission thereunder.

                  (i) The Company shall cause the Proxy Statement to be mailed to its stockholders and, if necessary, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies.

                  (ii) The Company warrants that the information provided (or incorporated by reference to filings made with the Commission by the Company) in the Proxy Statement, on the date the Proxy Statement is filed with the Commission and on the date it is first mailed to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall notify Purchasers promptly of the receipt of any comments by the Commission and of any request by the Commission for amendments or supplements to the Proxy Statement, or for additional information, and shall supply one another with copies of all correspondence with the Commission with respect to any of the foregoing. If at any time prior to the meeting of Stockholders to consider sale of the Shares, any event should occur relating to the Company, its subsidiaries or any of their respective affiliates, directors or officers which should be described in an amendment or supplement to the Proxy Statement, the Company shall promptly inform Purchasers. Whenever any event occurs which should be described in an amendment or supplement to the Proxy Statement, the Company shall, upon learning of such event, cooperate promptly to file and clear with the Commission and, if applicable, mail such amendment or supplement to the stockholders of the Company.

                  (iii) The Company shall use its best efforts to obtain approval for quotation on the Nasdaq National Market, upon official notice of issuance, of the Common Stock to be issued upon conversion of the Shares.

                  (iv) The Company shall make all necessary filings with respect to the sale of Shares under the Securities Act and the Exchange Act and the rules and regulations thereunder and under applicable blue sky or similar laws and shall use their reasonable efforts to obtain required approvals and clearances with respect thereto.

         (m) Stockholder Approvals; Recommendations. The Company, acting through its Board of Directors, shall (i) call, give notice of, convene and hold a special meeting of the holders of Company Common Stock for the purpose of voting upon the sale of the Shares (the "SPECIAL MEETING") and (ii) include in the Proxy Statement the recommendation of its Board of Directors that holders of Common Stock approve the sale of Shares at the Special Meeting. The Special Meeting will be held as promptly as practicable. The Company shall ensure that the Special Meeting is called, noticed, convened, held and conducted, and that all proxies solicited, in connection with the Special Meeting are solicited in compliance with all applicable laws, regulations, orders, judgments and decrees. The Company shall not be permitted to delay, adjourn, postpone or reschedule the Special Meeting, or delay the vote of the Company's stockholders on the sale of Shares, without Purchasers' prior written consent (which consent will not be unreasonably withheld or delayed if the need for the delay, adjournment, postponement or rescheduling of the Special Meeting or the delay in such vote is attributable solely to factors outside the Company's control). Notwithstanding anything to the contrary contained in this Section 8(m), the Company's Board of Directors shall not be permitted to withdraw or modify its recommendation in favor of the sale of Shares.

         (n) Notices of Certain Events. The Company hereto shall promptly notify Purchasers of:

                  (i) the receipt by the Company of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this agreement;

                  (ii) the receipt by the Company of any notice or other communication from any governmental entity in connection with the transactions contemplated by this agreement;

                  (iii) the Company obtaining knowledge of any actions, suits, claims investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company or Purchasers, as the case may be, or any of their respective subsidiaries which relate to the consummation of the transactions contemplated by this agreement; and

                  (iv) the Company obtaining knowledge of the occurrence, or failure to occur, of any event which occurrence or failure to occur will be likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (B) any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties or obligations of the parties or the conditions to the obligations of the parties hereunder.

         (o) Efforts. The Company shall, and shall cause its respective subsidiaries to, cooperate and use their reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, their reasonable efforts to (i) obtain, prior to the Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries and (ii) defend against and respond to any action, suit, proceeding or investigation relating to the transactions contemplated by this Agreement, in each case as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the sale of Shares.

         (p) No Solicitation.

                  (i) The Company agrees that until the Closing Date, the Company shall not, directly or indirectly, and the Company shall ensure that its Representatives (as defined below) do not, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal (as defined below); (ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or (iii) engage in discussions with any Person (as defined below) with respect to any Acquisition Proposal. The Company shall immediately cease and discontinue, and the Company shall ensure that its Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal. For purposes of this Section 8(p):

                           (1) "ACQUISITION PROPOSAL" shall mean any offer,
proposal or inquiry contemplating or otherwise relating to any Acquisition Transaction.

                           (2) "ACQUISITION TRANSACTION" shall mean any
transaction (other than as contemplated by the Purchase Agreement) involving:

                                    a) any merger, consolidation, amalgamation,
share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent company, (ii) in which a person or "group" (as defined in the Exchange Act of 1934, as amended and the rules promulgated thereunder) of persons directly or indirectly acquires the Company or more than 15% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing, or exchangeable for or convertible into, more than 15% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 15% of the outstanding securities of any class of voting securities of the Company;

                                    b) any sale, lease, exchange, transfer,
license, acquisition or disposition of more than 15% of the assets of the Company; or

                                    c) any liquidation or dissolution of the
Company.

                           (3) "PERSON" shall mean any (i) individual, (ii)
corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

                           (4) "REPRESENTATIVES" shall mean officers, directors,
employees, agents, attorneys, accountants, advisors and representatives.

                  (ii) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose or resolve to withdraw or modify, in a manner adverse to Purchasers, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the sale of Shares, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement or letter of intent with respect to any Acquisition Proposal.

                  (iii) In addition to the obligations of the Company set forth in Sections 8(p)(i) and 8(p)(ii) above, the Company shall promptly advise Purchasers orally and in writing of any request for information or of any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identify of the person making any such Acquisition Proposal or inquiry. The Company shall use its best efforts to keep Purchasers fully informed of the status and details of any such request, Acquisition Proposal or inquiry.

                  (iv) Notwithstanding the foregoing, if the Company receives a bona fide, written, unsolicited offer to acquire all of the equity of the Company or substantially all of the assets of the Company at a higher valuation than that implied for the Company by this Agreement (a "HIGHER OFFER") the Company may enter into a confidentiality agreement with, provide non-public information to, or enter into discussions with, such offeror. The Company shall inform the

Purchasers immediately upon receipt of the Higher Offer in writing of the identity of the offeror and the terms and conditions of the Higher Offer. In the event that the Company shall receive a Higher Offer prior to the Closing Date and consummate a sale of securities or material assets to, or merge with or be acquired by, any Person other than the Purchasers, then the Company shall pay to the Purchasers, in proportion to the Purchaser's participation in the Bridge Financing (as defined in Section 9(xvi) below, $1 million in cash upon the closing of such transaction.

     9. Closing Conditions.

         (a) Conditions to Purchaser's Obligations at the Closing. The Purchaser's obligation to purchase the Shares at the Closing is subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived in whole or in part by the Purchaser:

                  (i) Compliance with Laws. At the Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Purchaser or the Company is subject.

                  (ii) Representations and Warranties. Each of the representations and warranties of the Company set forth in Section 4 shall be true and correct as if made on the Closing Date.

                  (iii) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

                  (iv) Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Purchaser on the Closing Date a certificate certifying that the conditions set forth in clauses (ii), (iii), (v) - (vii),
(x) - (xiii), (xiv), (xv) and (xviii) of this Section 9(a) have been fulfilled.

                  (v) Stockholder Approval. The Company shall have satisfied the stockholder approval requirement provisions of the Nasdaq Stock Market, or any other exchange or market on which the Common Stock is then listed or traded, with respect to the issuance of 20% or more of a company's capital stock.

                  (vi) Increased Option Pool. The Company shall have received stockholder approval to reserve an additional 4,000,0000 shares of Common Stock to be available for grant to management and employees under the Company's 1991 Stock Option Plan.

                  (vii) Certificate of Designation. The Certificate of Designation shall have been duly filed with the Secretary of State of Delaware, and the Company shall have delivered a copy thereof to the Purchasers certified as filed by the office of the Secretary of State of Delaware.

                  (viii) Rights Agreement. The Company shall have executed and delivered to the Purchasers the Rights Agreement.

                  (ix) Voting Agreement. The Company and certain officers, directors, and holders of the Company's outstanding Common Stock holding a minimum of 40% of the outstanding Common Stock shall have executed and delivered to the Purchasers the Voting Agreement.

                  (x) Shareholders Rights Agreement. The Company shall have terminated the existing Shareholders Rights Agreement dated June 13, 1995.

                  (xi) Preferred Shares Rights Agreement. Prior to the earlier of thirty (30) days from the date hereof or the Closing Date, the Company shall have taken all actions required under the Preferred Shares Rights Agreement between the Company and Norwest Bank Minnesota, N.A. dated as of April 22, 1997 (the "RIGHTS PLAN") to permit the issuance of the Shares and the consummation of the transactions contemplated by this Agreement, the Certificate of Designation, the Voting Agreement and the Rights Agreement, without the triggering of any rights thereunder. In addition the Company shall have amended the Rights Plan to provide that the Shares held by the Purchasers shall receive upon issuance of the Shares the same rights as the holders of Common Stock under the Rights Plan.

                  (xii) Adverse Change. Since the date of the financial statements included in the Company's Quarterly Report on Form 10-Q last filed prior to the date of this Agreement, no event which had a Material Adverse Effect and no material adverse change in the financial condition or prospects of the Company shall have occurred.

                  (xiii) Absence of Litigation. There shall be no action, suit, investigation or proceeding pending or threatened in any court or before an arbitrator or governmental authority that could have a Material Adverse Effect on the Company or the purchase of the Shares.

                  (xiv) Opinion of Counsel. The Company shall have delivered to the Purchasers an opinion of counsel for the Company, dated as of the Closing Date, in form and substance reasonably acceptable to the Purchasers.

                  (xv) Consents. The Company and the Purchasers shall have obtained all consents (including all governmental and regulatory consents, approvals, or authorizations required in connection with the valid execution and delivery of this Agreement, the Voting Agreement and the Rights Agreement), permits and waivers necessary or required to be obtained on or prior to the Closing Date for consummation of the transactions contemplated hereby.

                  (xvi) Bridge Financing. The Company shall have obtained interim financing of $3 million to fund its operations by May 21, 1999 (the "BRIDGE FINANCING").

                  (xvii) Chief Executive Officer. The new Chief Executive Officer acceptable to the Purchasers remains employed by the Company in such capacity on the Closing Date.

                  (xviii) SBA Matters. The Company shall have executed and delivered to the BankAmerica Ventures a Size Status Declaration on SBA Form 480 and an Assurance of Compliance on SBA Form 652, and shall have provided to BankAmerica Ventures, the information requested by BankAmerica Ventures necessary for the preparation by BankAmerica Ventures of a Portfolio Financing Report on SBA Form 1031.

                  (xix) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated in connection with each Purchaser's purchase of the Shares and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers and the Purchasers' counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

                  (xx) Delivery of Stock Certificate. The Company shall have caused the delivery to the Purchasers of a stock certificate representing the Purchasers' ownership of the Shares.

         (b) Conditions to Company's Obligations at the Closing. The Company's obligation to sell and issue the Shares at the Closing is subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived in whole or in part by the Company:

                  (i) Compliance with Laws. At the Closing, sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Purchasers or the Company are subject.

                  (ii) Representations and Warranties. Each of the representations and warranties of the Purchasers set forth in Sections 5 and 6 shall be true and correct as if made on the Closing Date.

                  (iii) The Purchase Price. The Purchasers shall have delivered to the Company the Purchase Price in accordance with Section 3 hereof.

                  (iv) Performance. The Purchasers shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with on or before the Closing Date.

                  (v) Other Agreements. The Purchasers shall have executed and delivered to the Company the Rights Agreement.

                  (vi) Consents. The Company and the Purchasers shall have obtained all consents (including all governmental and regulatory consents, approvals, or authorizations required in connection with the valid execution and delivery of this Agreement, the Voting Agreement and the Rights Agreement), permits and waivers necessary or required to be obtained on or prior to the Closing Date for consummation of the transactions contemplated hereby.

                  (vii) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated in connection with the sale and issuance of the Shares and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and the Company's counsel, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

     10. General Provisions.

         (a) Notices. All notices and other communication required or appropriate to be given hereunder shall be in writing and shall be delivered by hand or mailed by certified mail, return receipt requested, or sent by telex or facsimile (in which case a confirming copy shall also be sent by certified mail or courier), to the following respective addresses or to such other addresses as may be specified in any notice delivered or mailed as above provided:

                  (i) If to the Purchasers, to:

                      BankAmerica Ventures
                      950 Tower Lane, Suite 700
                      Foster City, California 94404
                      Telephone: (650) 378-6000
                      Facsimile: (650) 378-6040

                      Attention: Mark Brooks and Robert S. Fore

                      and

                      Morgan Stanley Dean Witter Venture Partners
                      1221 Avenue of America, 33rd floor
                      New York, NY  10020
                      Phone: 212-762-8683
                      Fax: 212-762-8424

                      Attention: Fazle Husain

                      with a copy to:

                      Cooley Godward LLP
                      Five Palo Alto Square
                      Palo Alto, CA 94306-2155
                      Telephone: (650) 843-5000
                      Facsimile: (650) 857-0663

                      Attention: Julia L. Davidson, Esq.

                      and

                       Davis, Polk, Wardwell
                       450 Lexington Ave.
                       New York, NY  10017
                       Telephone 212-450-4350
                       Facsimile: 212-450-5515

                       Attention: John Bick, Esq.

                  (ii) If to the Company to:

                       Cardiac Pathways Corporation
                       995 Benecia Avenue
                       Sunnyvale, California 94086
                       Telephone: (408) 737-0505
                       Facsimile: (408) 737-1700

                       Attention: G. Michael Latta,
                                  Chief Financial Officer

                       with a copy to:

                       Wilson Sonsini Goodrich & Rosati
                       650 Page Mill Road
                       Palo Alto, CA 94304-1050
                       Telephone: (650) 493-9300
                       Facsimile: (650) 845-5000

                       Attention: Chris F. Fennell, Esq.

Any notice or other communication delivered by hand or mailed shall be deemed to have been delivered on the date on which such notice or communication is delivered by hand, or in the case of certified mail deposited with the appropriate postal authorities on the date when such notice or communication is actually received, and in any other case shall be deemed to have been delivered on the date on which such notice or communication is actually received.

         (b) Governing Law. The parties have agreed that this Agreement will be governed by and construed in accordance with the laws of the State of California.

         (c) Amendments. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Shares and Conversion Shares then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, and the Company.

         (d) Assignment.

                  (i) Except as set forth in this Section 10(d), none of the rights or obligations of the Company and each Purchaser may be assigned or transferred without the prior written consent of the other party hereto.

                  (ii) The Company and each Purchaser may assign all of its rights and obligations under this Agreement in connection with a merger or similar reorganization or the sale of all or substantially all of its assets. This Agreement shall survive any such merger or reorganization of the Company or a Purchaser with or into, or such sale of assets to, another party and no consent for such merger, reorganization or sale shall be required hereunder.

                  (iii) Each Purchaser may assign its rights and obligations to a subsidiary, parent, LLC, general partner, limited partner, retired partner, member or retired member of a Purchaser, provided the assignee is not deemed by the Board of Directors of the Company, in its reasonable judgment, to be a competitor of the Company and provided further such assignee agrees, prior to the transfer, in writing with the Company to comply with all the provisions of this Agreement applicable to such Purchaser.

                  (iv) This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any assignment not in accordance with this Agreement shall be void.

         (e) Expenses. The Company shall reimburse the Purchasers for all reasonable legal, accounting and due diligence expenses incurred in connection with this Agreement and the transactions contemplated hereby, regardless of whether or not the Closing occurs.

         (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         (g) Entire Agreement. This Agreement, the Voting Agreement and the Rights Agreement, together with the Exhibits and other documents attached hereto and thereto, constitute the entire contract between the parties with respect to the subject matter hereof and thereof, and no party will be liable or bound to the other in any manner by any representations, warranties or covenants except as specifically set forth herein and therein.

         (h) Titles. The titles of the Sections of this Agreement are inserted for reference only, and are not to be considered as part of this Agreement in construing this Agreement.

         (i) Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing, whether before or after approval of the sale of Shares by the stockholders of the
Company:

                  (i) by mutual consent of the Company and of a majority in interest of Purchasers as set forth on Schedule A;

                  (ii) by either a majority in interest of Purchasers as set forth on Schedule A or the Company, if the Closing shall not have occurred by October 31, 1999 (unless the failure to consummate the sale of Shares is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Closing);

                  (iii) by a majority in interest of Purchasers as set forth on Schedule A, if the required approval of the Company's stockholders shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof;

                  (iv) by either a majority in interest of Purchasers as set forth on Schedule A or the Company, if there shall be any law or regulation of any Governmental Entity that makes consummation of the purchase of the Shares illegal or otherwise prohibited or if any judgment, injunction, order or decree of any governmental entity prohibiting such transaction is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

                  (v) by a majority in interest of Purchasers as set forth on Schedule A, if there has been a breach of any covenant or a breach of any representation or warranty on the part of the Company, such that the closing conditions set forth in Section 9 would not be satisfied or if the Company has not secured interim financing as specified in Section 9(xvi) by May 21, 1999.

         (j) Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10(i) hereof by the Company, or a majority in interest of Purchasers, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, and there shall be no liability hereunder on the part of Purchasers. Nothing in this Section 10(j) shall relieve any party to this Agreement of liability for breach of this Agreement or for representations which were incorrect when made.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first set forth above.

"COMPANY"

CARDIAC PATHWAYS CORPORATION


By:
   ------------------------------------------------
William N. Starling
President and Chief Executive Officer


"PURCHASERS"


BANKAMERICA VENTURES


By:
   ------------------------------------------------

Title:
      ---------------------------------------------


MORGAN STANLEY VENTURE PARTNERS III, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424




     SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION STOCK PURCHASE AGREEMENT

MORGAN STANLEY VENTURE INVESTORS III, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424


MORGAN STANLEY VENTURE PARTNERS
 ENTREPRENEUR FUND, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424


VAN WAGONER CAPITAL MANAGEMENT

By:
   ------------------------------------------------
Name:
Title:
Address:

Fax:     (415) 835-5050




     SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION STOCK PURCHASE AGREEMENT

STATE OF WISCONSIN INVESTMENT BOARD

By:
   ------------------------------------------------
Name:   John Nelson
Title:  Investment Director
Address:

Fax:



---------------------------------------------------
THOMAS FOGARTY











     SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION STOCK PURCHASE AGREEMENT

                                   SCHEDULE A

                             SCHEDULE OF PURCHASERS





                                                                                     Number of
                                      Purchasers                                      Shares
         ---------------------------------------------------------------------  ------------------
         BankAmerica Ventures                                                               10,000

         Morgan Stanley Venture Partners III, L.P.                                           8,773

         Morgan Stanley Venture Investors III, L.P.                                            842

         Morgan Stanley Venture Partners Entrepreneurs Fund, L.P.                              385

         Van Wagoner Capital Management                                                      5,000

         State of Wisconsin Investment Board                                                 6,000

         Thomas Fogarty                                                                        500

                                   EXHIBIT A

                           CERTIFICATE OF DESIGNATION

                                    EXHIBIT B

                               DISCLOSURE SCHEDULE

                                    EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

                                    EXHIBIT D

                                VOTING AGREEMENT

                                                                       Exhibit 5

                                VOTING AGREEMENT


         This Voting Agreement ("AGREEMENT") is made and entered into as of May 11, 1999 between Cardiac Pathways Corporation, a Delaware corporation ("COMPANY"), and the undersigned stockholder ("STOCKHOLDER") of the Company, a Delaware corporation.

                                    RECITALS

         A. Concurrently with the execution of this Agreement, the Company and BankAmerica Ventures ("BAV") have entered into a Series B Convertible Preferred Stock Purchase Agreement of even date herewith (the "PURCHASE AGREEMENT") which provides for the purchase of the Company's Series B Convertible Preferred Stock (the "FINANCING").

         B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement.

         C. Company desires the Stockholder to agree, and the Stockholder is willing to agree to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Financing.

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

         1. Certain Definitions

                  For purposes of this Voting Agreement:

                  (a) "ACQUISITION PROPOSAL" shall mean any offer, proposal or inquiry contemplating or otherwise relating to any Acquisition Transaction.

                  (b) "ACQUISITION TRANSACTION" shall mean any transaction (other than as contemplated by the Purchase Agreement) involving:

                           (1) any merger, consolidation, amalgamation, share
exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent company, (ii) in which a person or "group" (as defined in the Exchange Act of 1934, as amended and the rules promulgated thereunder) of persons directly or indirectly acquires the Company or more than 20% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing, or exchangeable for or convertible into, more than 20% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company;

                           (2) any sale, lease, exchange, transfer, license,
acquisition or disposition of more than 20% of the assets of the Company; or

                           (3) any liquidation or dissolution of the Company.

                  (c) "COMPANY COMMON STOCK" shall mean the common stock, par value $.__ per share, of the Company.

                  (d) "EXPIRATION DATE" shall mean the earlier of (i) the date upon which the Purchase Agreement is validly terminated, or (ii) the date upon which the closing (as defined in the Purchase Agreement, hereinafter, the "Closing") occurs.

                  (e) Stockholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if Stockholder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

                  (f) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

                  (g) "REPRESENTATIVES" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

                  (h) "SHARES" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

                  (i) A Person shall be deemed to have a effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

         2. Agreement to Vote Shares. From the date of this Agreement to the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares: (i) in favor of approval of the Purchase Agreement and the Financing and any matter that could reasonably be expected to facilitate the Financing; and (ii) against (a) approval of any proposal made in opposition to or competition with consummation of the Financing; (b) any liquidation or winding up of the Company; and (c) any action that would make consummation of the financing unfeasible (each of the foregoing is hereinafter referred to as an "OPPOSING PROPOSAL"). Stockholder agrees not to take any actions contrary to Stockholder's obligations under this Agreement.

         3. Irrevocable Proxy. Contemporaneously with the execution of this Voting Agreement: (i) Stockholder shall deliver to the Company a proxy in the form attached to this Voting Agreement as EXHIBIT A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "PROXY"); and (ii) Stockholder shall cause to be delivered to the Company an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

         4. Transfer of Shares.

                  4.1 Transferee of Shares to be Bound by this Agreement. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as Exhibit A; and (b) agreed to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Voting Agreement.

                  4.2 Transfer of Voting Rights. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall ensure that: (a) none of the Shares is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Shares.

         5. No Solicitation. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his Representatives do not, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition or take any action that could reasonably be expected to lead to an Acquisition Proposal;
(ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Acquisition Proposal. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

         6. Representations, Warranties and Covenants of the Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

                  6.1 Ownership of Shares. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and
(iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

                  6.2 No Conflicts of Consents.

                           (a) The execution and delivery of this Voting
Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or any of his properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Shares pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his affiliates or properties is or may be bound or affected.

                           (b) The execution and delivery of this Voting
Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

                  6.3 Accuracy of Representations. The representations and warranties contained in this Voting Agreement are accurate in all respects as of the date of this Voting Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the Closing as if made on that date.

                  6.4 No Proxy Solicitations. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Financing; (ii) initiate a Stockholders' vote or action by written consent of the Company Stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.

         7. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent and Stockholder, as the case may be, to carry out the intent of this Agreement.

         8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Closing Date of the Financing (as defined in the Purchase Agreement.

         9. Legend. Immediately after the execution of this Voting Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of Company Common Stock prior to the Expiration Date), Stockholder shall ensure that each certificate evidencing any outstanding shares of Company Common Stock or other securities of the Company Owned by Stockholder bears a legend in the following form:

THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF THE VOTING AGREEMENT DATED AS OF MAY 12, 1999 BETWEEN THE ISSUER AND THE STOCKHOLDER, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

         10. Miscellaneous.

                  10.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  10.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, either this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other. Without limiting any of the restrictions set forth in Section 4 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Shares are transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

                  10.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  10.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

                  10.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, facsimile, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

                  If to the Company to:

                                    Cardiac Pathways Corporation
                                    995 Benecia Avenue
                                    Sunnyvale, California 94086
                                    Telephone: (408) 737-0505
                                    Facsimile: (408) 737-1700

                                    Attention: G. Michael Latta,
                                               Chief Financial Officer

                                    with a copy to:

                                    Wilson Sonsini Goodrich & Rosati
                                    650 Page Mill Road
                                    Palo Alto, CA 94304-1050
                                    Telephone: (650) 493-9300
                                    Facsimile: (650) 845-5000

                                    Attention: Chris F. Fennell, Esq.


                  If to the Stockholder: At the address provided on Signature
                                         Page

                  or to such other address or facsimile numbers as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address or facsimile number shall only be effective upon receipt.

                  10.6 Governing Law; Venue.

                           (a) This Agreement shall be governed by, and
construed and enforced in accordance with, the internal laws of the State of California.

                           (b) Any legal action or other legal proceeding
relating to this Voting Agreement or the Proxy or the enforcement of any provision of this Voting Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the County of Santa Clara, California. Stockholder:

                                    (i) expressly and irrevocably consents and
submits to the jurisdiction of each state and federal court located in the County of Santa Clara, California (and each appellate court located in the State of California), in connection with any such legal proceeding;

                                    (ii) agrees that service of any process,
summons, notice or document by U.S. mail addressed to him at the address set forth on the signature page attached hereto shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

                                    (iii) agrees that each state and federal
court located in the County of Santa Clara, California, shall be deemed to be a convenient forum; and

                                    (iv) agrees not to assert (by way of motion,
as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the County of Santa Clara, California, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Voting Agreement or the subject matter of this Voting Agreement may not be enforced in or by such court.

Nothing contained in this Section 10.6 shall be deemed to limit or otherwise affect the right of the Company to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.

                           (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A
JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

                  10.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

                  10.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  10.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

                  10.10 Attorneys' Fees. If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

                  10.11 Waiver. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim available to the Company arising out of this Voting Agreement, or any power, right, privilege or remedy of the Company under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

         IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.


                                    CARDIAC PATHWAYS CORPORATION


                                    By:
                                       ----------------------------------------
                                    Name: William Starling
                                    Title: President and Chief Executive Officer


                                    STOCKHOLDER

                                    -------------------------------------------
                                    Name:

                                    Stockholder's Address for Notice:

                                    -------------------------------------------

                                    -------------------------------------------

                                    -------------------------------------------
                                                 Facsimile Number:

                                    Shares beneficially owned:

                                                      shares of Common Stock
                                    -----------------





                           ***SIGNATURE PAGE FOR VOTING AGREEMENT***

                                    EXHIBIT A


                                IRREVOCABLE PROXY



         The undersigned Stockholder of Cardiac Pathways Corporation, a Delaware corporation ("COMPANY"), hereby irrevocably appoints the William Starling and G. Michael Latta, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the shares of capital stock of Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy, (ii) any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, and (iii) any and all other shares of capital stock of the Company which the undersigned may acquire on or after the date hereof, until such time as that certain Series B Convertible Preferred Stock Purchase Agreement (the "PURCHASE AGREEMENT"), among the Company and BankAmerica Ventures ("BAV"), which provides for the purchase of the Company's Series B Convertible Preferred Stock (the "FINANCING"), shall be terminated in accordance with its terms or the Closing (as defined in the Purchase Agreement) occurs (the "EXPIRATION DATE"). (The shares of capital stock of Company referred to in clauses (i), (ii) and (iii) above are collectively referred to as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given.

         This Proxy is irrevocable, is coupled with an interest, is granted pursuant to the Voting Agreement dated as of May 11, 1999 between Company and the undersigned Stockholder (the "VOTING AGREEMENT"), and is granted in consideration of BAV entering into the Purchase Agreement. The attorneys and proxies named above will be empowered at any time prior to the Expiration Date to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, (i) in favor of approval of the Purchase Agreement and the Financing and any matter that could reasonably be expected to facilitate the Financing, and (ii) against (a) approval of any proposal made in opposition to or competition with the consummation of the Financing, (b) any liquidation or winding up of the Company and (c) any action that would make the consummation of the Financing unfeasible.

         The attorneys and proxies named above may only exercise this Proxy to vote the Shares subject hereto at any time prior to the Expiration Date at every annual, special or adjourned meeting of the Stockholders of Company and in every written consent in lieu of such meeting or otherwise, (i) in favor of approval of the Purchase Agreement and the Financing and any matter that could reasonably be expected to facilitate the Financing, and (ii) against (a) approval of any proposal made in opposition to or competition with consummation of the Financing, (b) any liquidation or winding up of the Company, and (c) any action that would make the consummation of the Financing unfeasible, and may not exercise this Proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the heirs, estates, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any shares).

         This Proxy is irrevocable.

         If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

         This proxy shall terminate upon the earlier of the valid termination of the Purchase Agreement or the closing of the Financing.


                  Dated: May 11, 1999


         Signature of Stockholder:
                                  ----------------------------------------------

         Print Name of Stockholder:
                                   ---------------------------------------------

         Shares beneficially owned:                       shares of Common Stock
                                   ----------------------





***PROXY***

                                                                       Exhibit 6


                CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES
                                AND PRIVILEGES OF
                      SERIES B CONVERTIBLE PREFERRED STOCK
                         OF CARDIAC PATHWAYS CORPORATION



         The undersigned, William N. Starling and Chris F. Fennell do hereby certify:

         1. That they are the duly elected and acting President and Secretary, respectively, of Cardiac Pathways Corporation, a Delaware corporation (the "CORPORATION").

         2. That pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation of the said Corporation, the said Board of Directors on May 16, 1999 adopted the following resolution creating a series of 50,000 shares of Preferred Stock designated as Series B Convertible Preferred Stock:

         "RESOLVED, that pursuant to the authority vested in the Board of Directors of the corporation by the Restated Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a series of Preferred Stock of the Corporation and does hereby fix and herein state and express the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of such series of Preferred Stock as follows:

         1. Designation and Amount. The shares of such series shall be designated as "SERIES B CONVERTIBLE PREFERRED STOCK." The Series B Convertible Preferred Stock shall have a par value of $.001 per share, and the number of shares constituting such series shall be 50,000.

         2. Proportional Adjustment. In the event the Corporation shall at any time after the issuance of any share or shares of Series B Convertible Preferred Stock (i) declare any dividend on the Common Stock of the Corporation ("COMMON STOCK") payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Corporation shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series B Convertible Preferred Stock.

         3. Dividends and Distributions.

                  (a) Subject to the prior and superior right of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series B Convertible Preferred Stock with respect to dividends, the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, cumulative dividends payable in cash, in an amount per share (rounded to the nearest cent) equal to 11% of the original Series B Convertible Preferred Stock Purchase price, per annum.

                  (b) Dividend Rate Adjustment if Company Redemption Does Not Occur. If, upon the request of the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock, the Company does not redeem the Series B Convertible Preferred Stock pursuant to Section 7 hereof, the cumulative dividend payable on the Series B Convertible Preferred Stock shall be subject to adjustment as follows:

                           (i) If this corporation has not conducted a Company
Redemption prior to May 31, 2004, at the beginning of each year after such date in which a Company Redemption does not occur the dividend rate for the Series B Convertible Preferred Stock shall forthwith be increased by six percentage points.

                  (c) The holder of Series B Convertible Preferred Stock shall also be entitled to participate pro rata in any dividends paid on the Common Stock on an as-converted basis.

         4. Voting Rights. The holders of shares of Series B Convertible Preferred Stock shall have the following voting rights:

                  (a) Each share of Series B Convertible Preferred Stock shall entitle the holder thereof to that number of votes on all matters submitted to a vote of the stockholders of the Corporation equal to the number of shares of Common Stock into which the Series B Convertible Preferred Stock can be converted.

                  (b) Except as otherwise provided herein or by law, the holders of shares of Series B Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

                  (c) Except as otherwise provided herein or by law, holders of Series B Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

         5. Reacquired Shares. Any shares of Series B Convertible Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein and, in the Restated Certificate of Incorporation, as then amended.

         6. Liquidation, Dissolution or Winding Up.

                  (a) Upon any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series B Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets to the holders of Series A Participating Preferred Stock or Common Stock or any other class of capital stock of the corporation by reason of their ownership thereof, an amount per share equal to the sum of (i) the price originally paid for each outstanding share of Series B Convertible Preferred Stock (the "ORIGINAL SERIES B ISSUE PRICE") and (ii) an amount equal to accrued but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of this corporation legally available for distribution shall be distributed ratably among the holders of the Series B Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

                  (b) Upon the completion of the distribution required by subparagraph (a) of this Section 6, the holders of Series A Participating Preferred Stock shall be entitled to receive, an aggregate amount per share equal to 1000 times the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends on such shares of Series A Participating Preferred Stock.

                  (c) Upon the completion of the distribution required by subparagraphs (a) and (b) of this Section 6, the remaining assets of this corporation available for distribution to stockholders shall be distributed among the holders of Common Stock and the Series B Convertible Preferred Stock, pro rata based on the number of shares of Common Stock (on an as-converted basis) held by each.

                  (d) For purposes of this Section 6, a liquidation, dissolution or winding up of this corporation shall be deemed to be occasioned by, or to include, (A) the acquisition of this corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of this corporation; (B) a sale of all or substantially all of the assets of this corporation, or (C) a sale or any transaction or series of transactions that result in a sale or transfer of 50% or more of the outstanding voting power of the corporation.

                           (i) In any of such events, if the consideration
received by this corporation is other than cash, the value of such consideration will be deemed its fair market value. Any securities shall be valued as follows:

                                    (1) Securities not subject to investment
letter or other similar restrictions on free marketability covered by (B) below:

                                             a) If traded on a securities
exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three
(3) days prior to the closing;

                                             b) If actively traded
over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

                                             c) If there is no active public
market, the value shall be the fair market value thereof, as mutually determined by this Corporation and the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then outstanding shares of Series B Convertible Preferred Stock.

                                    (2) The method of valuation of securities
subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (1) (a), (b) or (c) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then outstanding shares of Series B Convertible Preferred Stock.

                                    (3) In the event the requirements of this
subsection 6(d) are not complied with, this corporation shall forthwith either:

                                             a) cause such closing to be
postponed until such time as the requirements of this Section 6 have been complied with; or

                                             b) cancel such transaction, in
which event the rights, preferences and privileges of the holders of the Series B Convertible Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 6(d)(4) hereof.

                                    (4) This Corporation shall give each holder
of record of Series B Convertible Preferred Stock written notice of such impending transaction not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, if any, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 6, and this Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this Corporation has given the first notice provided for herein or sooner than ten
(10) days after this Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series B Convertible Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then outstanding shares of such Series B Convertible Preferred Stock.

         7. Redemption. The shares of Series B Convertible Preferred Stock shall be redeemable.

                  (a) Optional Redemption. At any time after May 31, 2004, the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock, voting as a single class, may request that the Corporation redeem the outstanding shares of Series B Convertible Preferred Stock. After receiving such request, the Corporation, to the extent it then lawfully is able to do so, and in its sole discretion, may redeem the outstanding shares of Series B Convertible Preferred Stock (an "OPTIONAL REDEMPTION") in whole, upon payment in cash in respect of each share redeemed of an amount equal to the Original Series B Issue Price plus accrued but unpaid dividends on such shares. Such amount is hereinafter referred to as the "REDEMPTION PRICE" of the Series B Convertible Preferred Stock. Upon the election to conduct an Optional Redemption, the Corporation shall promptly give written notice of the redemption to each holder of record of Series B Convertible Preferred Stock, postage prepaid at the post office address last shown on the records of the Corporation.

                  (b) Redemption Date. The Corporation shall redeem the shares of Series B Convertible Preferred Stock to be redeemed hereunder in two equal annual installments, commencing with the first calendar quarter ending ninety
(90) days after the date notice of redemption is provided to the holders of Series B Convertible Preferred Stock. Such date shall be a "REDEMPTION DATE" for the Preferred Stock as described herein.

                  (c) At least thirty (30) days prior to the Redemption Date for the Series B Convertible Preferred Stock, written notice shall be mailed, postage prepaid, to each holder of record of Series B Convertible Preferred Stock to be redeemed, at such holder's post office address last shown on the records of the Corporation, notifying such holder of the redemption of such shares to be redeemed at that time, specifying the Redemption Date, the Redemption Price, and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, such holder's certificate or certificate's representing the shares to be redeemed (such notice is hereinafter referred to as the "REDEMPTION NOTICE"). On or after the Redemption Date, each holder of Series B Convertible Preferred Stock to be redeemed shall surrender such holder's certificate or certificates representing shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner of such shares and each surrendered certificates shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of Series B Convertible Preferred Stock designated for redemption in the Redemption Notice as holders of Series B Convertible Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not subsequently be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

                  (d) Insufficient Funds. If the funds of the Corporation legally available for redemption of shares of Series B Convertible Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Series B Convertible Preferred Stock to be redeemed on such date, those funds that are legally available shall be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. The shares of Series B Convertible Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of the Series B Convertible Preferred Stock, such funds shall immediately be used to redeem the balance of the shares which the Corporation has become obligated to redeem, or elected to redeem, on any Redemption Date but which it has not redeemed.

                  (e) Deposit of Redemption Price. On or prior to the Redemption Date, the Corporation shall deposit the Redemption Price of all shares of Series B Convertible Preferred Stock designated for redemption in the Redemption Notice and not yet redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000 as a trust fund for the benefit of the respective holders of the shares designated for the redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust company to pay the Redemption Price for such shares to their respective holders on or after the Redemption Date, upon receipt of notification from the Corporation that such holder has surrendered such holder's share certificate to the Corporation pursuant to Section 7(c) above. Such instructions shall also provide that any funds deposited by the Corporation pursuant to this Section 7(e) for the redemption of shares of subsequently converted into shares of Common Stock no later than the fifth (5th) day preceding the Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any funds deposited by the Corporation pursuant to this Section 7(e) remaining unclaimed at the expiration of two (2) years following the Redemption Date shall be returned to the Corporation upon its request expressed in a resolution of its Board of Directors.

         8. Conversion. The holders of the Series B Convertible Preferred Stock shall have conversion rights as follows (the "CONVERSION RIGHTS"):

                  (a) Right to Convert. Each share of Series B Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Series B Issue Price multiplied by 1000, by the Series B Conversion Price, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Series B Conversion Price per share shall be the Original Series B Issue Price; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Section 8(d) and 8(e)

                  (b) Automatic Conversion. Each share of Series B Convertible Preferred Stock, shall automatically be converted into shares of Common Stock at the Series B Conversion Price at the time in effect upon the election of a majority of the holders of Series B Convertible Preferred Stock.

                  (c) Mechanics of Conversion. Before any holder of Series B Convertible Preferred Stock shall be entitled to convert into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Series B Convertible Preferred Stock, and shall give written notice to this Corporation at its principal corporate office of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Convertible Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Convertible Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a sale to, or a merger with, a third party, the conversion may, at the option of any holder tendering Series B Convertible Preferred Stock for conversion, be conditioned upon the closing of such sale to, or merger with, such third party (as the case may be), in which event the person(s) entitled to receive the Common Stock upon conversion of the Series B Convertible Preferred Stock shall not be deemed to have converted such Series B Convertible Preferred Stock until immediately prior to the closing of such sale or merger.

                  (d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuance, Stock Splits and Combinations. The Conversion Price of the Series B Convertible Preferred Stock shall be subject to adjustment from time to time as follows:

                           (i)

                                    (1) If this corporation shall issue, after
the date upon which any shares of Series B Convertible Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series B Convertible Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Series B Convertible Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to Section 8(d)(i)(5)(a) or (b)) plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to Section 8(d)(i)(5)(a) or (b)) plus the number of shares of such Additional Stock.

                                    (2) No adjustment of the Conversion Price
for the Series B Convertible Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Sections 8(d)(i)(5)(c) and (5)(d), no adjustment of such Conversion Price of the Series B Convertible Preferred Stock pursuant to this subsection 8(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

                                    (3) In the case of the issuance of Common
Stock for cash, the consideration shall be deemed to be the amount of net cash paid therefor (after deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof).

                                    (4) In the case of the issuance of the
Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in the reasonable good faith judgement of the Board of Directors irrespective of any accounting treatment.

                                    (5) In the case of the issuance (whether
before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 8(d)(i) and Section 8(d)(ii).

                                             a) The aggregate maximum number of
shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 8(d)(i)(3) and (d)(i)(4)), if any, received by this Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

                                             b) The aggregate maximum number of
shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 8(d)(i)(3) and (d)(i)(4)).

                                             c) In the event of any change in
the number of shares of Common Stock deliverable or in the consideration payable to this Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of subsection 8(d)(i)(1)), the Conversion Price of the Series B Convertible Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

                                             d) Upon the expiration of any such
options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series B Convertible Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of Section 8(d)(i)(1)), shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

                                             e) The number of shares of Common
Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 8(d)(i)(5)(a) and (b) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 8(d)(i)(5)(c) or (d).

                           (ii) "ADDITIONAL STOCK" shall mean any shares of
Common Stock issued (or deemed to have been issued pursuant to Section 8(d)(i)(5)) by this corporation after the Purchase Date other than:

                                    (1) Common Stock issuable or issued pursuant
to a transaction described in subsection 8(d)(iii) hereof;

                                    (2) shares of Common Stock issuable or
issued to employees, consultants or directors of this Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of this Corporation, including the representatives of the Series B Convertible Preferred Stock, including all outstanding and granted options;

                                    (3) shares of Common Stock issuable or
issued upon conversion of the Series A Participating Preferred Stock or Series B Convertible Preferred Stock or as dividends or distributions on the Series A Participating Preferred Stock or Series B Convertible Preferred Stock;

                                    (4) shares of Common Stock issuable or
issued upon exercise of warrants issued to banks, equipment lessors or other venders, where such Common Stock or warrants were approved by the Board of Directors, including the representatives of the Series B Convertible Preferred Stock; or

                                    (5) shares of Common Stock issuable or
issued as consideration for business combinations or corporate partnering agreements approved by the Board of Directors, including the representatives of the Series B Convertible Preferred Stock.

                           (iii) In the event this Corporation should at any
time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "COMMON STOCK EQUIVALENTS") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series B Convertible Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

                           (iv) If the number of shares of Common Stock
outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series B Convertible Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

                  (e) Other Distributions. In the event this Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 8(d)(iii), then, in each such case for the purpose of this Section 8(e), the holders of the Series B Convertible Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series B Convertible Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this Corporation entitled to receive such distribution.

                  (f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 8 or in Section 6), provision shall be made so that the holders of the Series B Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Convertible Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 8 with respect to the rights of the holders of the Series B Convertible Preferred Stock after the recapitalization to the end that the provisions of this Section 8 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Convertible Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

                  (g) No Impairment. This Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 8(h) and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Convertible Preferred Stock against impairment.

                  (h) No Fractional Shares and Certificate as to Adjustments.

                           (i) No fractional shares shall be issued upon the
conversion of any share or shares of the Series B Convertible Preferred Stock, and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share. Such conversion shall be determined on the basis of the total number of shares of Series B Convertible Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon such aggregate conversion.

                           (ii) Upon the occurrence of each adjustment or
readjustment of the Conversion Price of the Series B Convertible Preferred Stock pursuant to this Section 8, this

Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Series B Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth
(A) such adjustment and readjustment, (B) the Conversion Price for the Series B Convertible Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series B Convertible Preferred Stock.

                  (i) Notices of Record Date. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this corporation shall mail to each holder of Series B Convertible Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

                  (j) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Convertible Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series B Convertible Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Corporation's Certificate of Incorporation.

                  (k) Notices. Any notice required by the provisions of this
Section 8 to be given to the holders of shares of Series B Convertible Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

         9. Protective Provisions. This Corporation shall not take any of the following actions without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Convertible Preferred Stock:

                  (a) Amend or repeal any provision, or add any provision to the Corporation's Certificate of Incorporation or Bylaws which change the rights of the Series B Convertible Preferred Stock;

                  (b) Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock or Common Stock;

                  (c) Authorize or issue, or obligate itself to issue, any other security, including any other security convertible into or exercisable for any security having a preference over, or being on a parity with, the Series B Convertible Preferred Stock with respect to voting, dividends, redemption or upon liquidation;

                  (d) Issue any shares of Common Stock, other than

                           (i) shares of Common Stock issuable or issued to
employees, consultants or directors of this Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of this Corporation, including the representatives of the Series B Convertible Preferred Stock;

                           (ii) shares of Common Stock issuable or issued upon
conversion of the Series A Participating Preferred Stock or Series B Convertible Preferred Stock or as dividends or distributions on the Series A Participating Preferred Stock or Series B Convertible Preferred Stock;

                           (iii) shares of Common Stock issuable or issued upon
exercise of warrants issued to banks, equipment lessors or other venders, where such Common Stock or warrants were approved by the Board of Directors, including the representatives of the Series B Convertible Preferred Stock; or

                           (iv) shares of Common Stock issuable or issued as
consideration for business combinations or corporate partnering agreements approved by the Board of Directors, including the representatives of the Series B Convertible Preferred Stock.

                  (e) Declare or pay any dividends on its Common Stock or redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common stock from employees, officers, directors, consultants or other persons performing services for this Corporation or any subsidiary pursuant to agreements under which this Corporation has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment;

                  (f) Sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this corporation is disposed of;

                  (g) Repurchase any series of Preferred Stock, other than a repurchase pursuant to Section 7 hereof; or

                  (h) Increase or decrease the size of the Corporation's Board of Directors.

         RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this corporation be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Delaware law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution."

         We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

         Executed at Sunnyvale, California on May 20, 1999



                                           -------------------------------------
                                           William N. Starling
                                           President and Chief Executive Officer



                                           -------------------------------------
                                           Chris F. Fennell, Secretary

                                                                       Exhibit 7


                          CARDIAC PATHWAYS CORPORATION

                          REGISTRATION RIGHTS AGREEMENT


         This Agreement is made as of May 20, 1999 by and between Cardiac Pathways Corporation, a Delaware corporation (the "COMPANY"), and the persons and entities listed on the Schedule of Holders attached hereto as Schedule 1 (the "HOLDERS").

         WHEREAS, pursuant to a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") of even date herewith between the Company, and the Holders, the Company is selling up to 40,000 shares of Series B Convertible Preferred Stock convertible into shares of the Company's Common Stock, as set forth in the Stock Purchase Agreement (the "SHARES") to the Holders for the aggregate consideration of between $25,000,000 and $40,000,000; and

         WHEREAS, to induce the Holders to enter into the Stock Purchase Agreement, the Company has agreed to provide the Holders with certain registration rights with respect to the Shares pursuant to the terms and conditions of this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions set forth in this Agreement, the Company and the Holders agree as follows:

         1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  (a) Business Day. Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

                  (b) Exchange Act. The Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the SEC promulgated thereunder.

                  (c) Losses. See Section 5(a) hereof.

                  (d) Prospectus. The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, including, without limitation, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus. Such Prospectus and any amendments or supplements shall comply with the Securities Act.

                  (e) Register. The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement by the SEC.

                  (f) Registrable Securities. The Shares or other securities issued or issuable with respect to the Shares as a result of any conversion, stock split, stock dividend, recapitalization, exchange, combination, merger, consolidation, distribution or similar event.

                  (g) Registration Expenses. See Section 4 hereof.

                  (h) Registration Statement. Any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement. Such Registration Statement and any amendments or supplements thereto shall comply with the Securities Act.

                  (i) Rule 144. Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

                  (j) SEC. The Securities and Exchange Commission.

                  (k) Securities Act. The Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

                  (l) Special Counsel. Cooley Godward LLP or such other successor counsel as shall be specified by the BankAmerica Ventures on behalf of the Holders as special counsel to the Holders, the fees and expenses of which will be paid by the Company pursuant to Section 4 hereof.

         2. Registration.

                  (a) Demand Registration.

                           (i) Request from Holders. If the Company shall
receive at any time after May 31, 2000 a written request from the Holders of forty five percent (45%) of the Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of at least twenty percent (20%) of the Registrable Securities then outstanding and having an aggregate offering price, net of underwriting discounts and commissions, of at least $7,500,000, then the Company shall:

                                    (1) within ten (10) days of the receipt
thereof, give written notice of such request to all Holders; and

                                    (2) effect as soon as practicable, and in
any event within sixty (60) days of the receipt of such request, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered, subject to the limitations of subsections 2(a)(ii), 2(a)(iii) and 2(a(iv), within twenty (20) days of the mailing of such notice by the Company in accordance with Section 9(d).

                           (ii) Underwriting. If the Holders initiating the
registration request hereunder ("INITIATING HOLDERS") intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to subsection 2(a)(i) and the Company shall include such information in the written notice referred to in subsection 2(a)(i)(1). The underwriter will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 2(a), if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders electing to include shares in the offering, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder; provided, however, that for purposes of making any such reduction, each Holder which is an LLC or a partnership, together with the affiliates, partners and retired partners of such Holder, the estates and family members of any such partners and retired partners and their spouses, and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single Holder of Registrable Securities and any pro-rata reduction with respect to such Holder shall be based upon the aggregate amount of Registrable Securities owned by all entities and individuals included in such Holder, as defined in this proviso (and the aggregate amount so allocated to such Holder shall be allocated among the entities and individuals included in such Holder in such manner as such LLC or partnership shall reasonably determined. No Registrable Securities shall be excluded from the underwriting until all other securities proposed to be included by the Company and its stockholder have been excluded.

         If any Holder of Registrable Securities disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Initiating Holders. The Registrable Securities and/or other securities so withdrawn shall also be withdrawn from registration, and such Registrable Securities shall not be transferred in a public distribution prior to 180 days after the effective date of such registration, or such other shorter period of time as the underwriters may permit. If by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation then imposed by the underwriters), then the Company shall offer to all Holders, if any, whose shares have been excluded from the registration by the terms of the preceding paragraph, the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 2(a) up to the limitation then imposed by the underwriters.

                           (iii) Deferral. Notwithstanding the foregoing, if the
Company shall furnish to Holders requesting a registration statement pursuant to this Section 2(a), a certificate from the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

                           (iv) Exceptions. In addition, the Company shall not
be obligated to effect, or to take any action to effect, any registration pursuant to this Section 2(a):

                                    (1) After the Company has effected two
registrations pursuant to this Section 2(a) and such registrations have been declared or ordered effective;

                                    (2) During the period starting with the date
sixty (60) days prior to the Company's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a registration subject to Section 2(b) hereof; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to be effective; or

                                    (3) If the Initiating Holders propose to
dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2(c) below.

                  (b) Company Registration.

                           (i) Notice of Registration. If at any time or from
time to time, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders other than (i) a registration relating solely to employee benefit plans, (ii) a registration statement on Form S-4 relating to a merger or acquisition by or of the Company or (iii) a registration relating solely to a Commission Rule 145 transaction, the Company will:

                                    (1) promptly give to each Holder written
notice thereof; and

                                    (2) include in such registration (and any
related qualification under blue sky laws or other compliance), and in any underwriting involved in such registration, all the Registrable Securities specified in a written request or requests made within twenty (20) days after receipt of such written notice from the Company by any Holder, but only to the extent that such inclusion will not diminish the number of securities included by the Company or by holders of the Company's securities who have demanded such registration.

                           (ii) Underwriting. If the registration of which the
Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2(b)(i). In such event, the right of any Holder to registration pursuant to Section 2(b) shall be conditioned upon such Holder's participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company (or by the holders who have demanded such registration). Notwithstanding any other provision of this Section 2(b), if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting will be allocated, first, to the Company; and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities held by each such Holder; provided, however that a minimum of twenty five percent (25%) of the shares to be underwritten will be allocated to the Holders requesting inclusion in such offering, on a pro rata basis and provided further, that in the event of such limitation, no third party other than a Holder invoking the right to register shares under this Section 2(b) shall be entitled to sell shares in such offering. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder or other holder to the nearest 100 shares. For purposes of making any pro rata reduction pursuant to the preceding sentence, each Holder which is an LLC or a partnership together with the affiliates, partners and retired partners of such Holder of Registrable Securities and any pro-rata reduction with respect to such Holder shall be based upon the aggregate amount of Registrable Securities owned by all entities and individuals included in such Holder, as defined in this sentence (and the aggregate amount so allocated to such Holder shall be allocated among the entities and individuals included in such Holder in such manner as such partnership shall reasonably determine).

         The Company shall advise all Holders and other holders distributing their securities through such underwriting of any such limitation, and the number of shares of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among all Holders and such other holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders and such other holders at the time of filing the registration statement. If any Holder or holder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 180 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require. If by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation then imposed by the underwriters), then the Company shall offer to all Holders, if any, whose shares have been excluded from the registration by the terms of the preceding paragraph, the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 2(b)(ii) up to the limitation then imposed by the underwriters.

                           (iii) Right to Terminate Registration. The Company
shall have the right to terminate or withdraw any registration initiated by it under this Section 2(b) prior to the effectiveness of such registration, whether or not any Holder has elected to include securities in such registration.

                           (iv) Other Registration Rights. No Stockholder of the
Company shall be granted rights to participate in a Company registration that would reduce the number of shares permitted to be included by the Holders of Registrable Securities in such registration without the consent of holders of at least sixty six and two thirds percent (66 2/3%) of the Registrable Securities.

                  (c) Form S-3 Registration. If the Company shall receive at any time after May 31, 2000 a written request or requests from the Holders of forty five percent (45%) of the Registrable Securities then outstanding that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

                           (i) promptly give written notice of the proposed
registration, and any related qualification or compliance, to all other Holders; and

                           (ii) as soon as practicable, effect such registration
and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2(c): (1) if Form S-3 is not available for such offering by the Holders; (2) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $2,000,000; (3) if the Company shall furnish to the Holders a certificate stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holder or Holders under this Section 2(c); provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (4) if the Company has, within the twelve (12) month period preceding the date of such request, already effected one (1) registration on Form S-3 for the Holders pursuant to this Section 2(c); or (5) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

                  (d) "Market Stand-Off" Agreement. Each Holder of more than one percent (1%) of the Company's outstanding securities hereby agrees that, during the period of duration (not to exceed ninety (90) days) specified by the Company and an underwriter of common stock or other securities of the Company, following the effective date of a registration statement of the Company's securities filed under the Securities Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period, except common stock included in such registration; provided, however, that all officers, directors and employees of the Company enter into similar agreements. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the securities of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

         3. Registration Procedures. In connection with the Company's registration obligations under Section 2 hereof, the Company shall effect such registrations to permit the sale of the Registrable Securities in accordance with the intended method or methods of disposition thereof and pursuant thereto the Company shall as expeditiously as possible:

                  (a) Prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders in accordance with the intended method or methods of distribution thereof, and cause each such Registration Statement to become effective and remain effective as provided herein; provided, that before filing any such Registration Statement or Prospectus or any amendments or supplements thereto (other than documents that would be incorporated or deemed to be incorporated therein by reference and that the Company is required by applicable securities laws or stock exchange requirements to file) the Company shall furnish to the Special Counsel copies of all such documents proposed to be filed, which documents will be subject to the review of the Special Counsel.

                  (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 2; cause the related Prospectus to be timely supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement as so amended or such Prospectus as so supplemented.

                  (c) Notify the Holders and the Special Counsel promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related Prospectus or for additional information,
(iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the happening of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement or Prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

                  (d) Use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment.

                  (e) Subject to the last paragraph of this Section 3, if reasonably requested by the Holders (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the Holders agrees should be included therein as required by applicable law, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment, and
(iii) supplement or make amendments to any Registration Statement consistent with clause (i) or (ii) above; provided, that the Company shall not be required to take any actions under this Section 3(e) that are not, in the opinion of counsel for the Company, necessary or advisable to comply with applicable law.

                  (f) Furnish to the Holders and the Special Counsel, without charge, at least one conformed copy of the Registration Statement or Registration Statements and any post-effective amendment thereto, including financial statements, but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing by the Holders or Special Counsel).

                  (g) Promptly deliver to the Holders and the Special Counsel, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by the Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

                  (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the Holders and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as the Holders reasonably request in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

                  (i) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States, except as may be required solely as a consequence of the nature of a Holder, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the Holders or to consummate the disposition of such Registrable Securities.

                  (j) Upon the occurrence of any event contemplated by Section 3(c)(v) or 3(c)(vi) above, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (k) Notwithstanding anything in this Agreement to the contrary, a Holder shall not be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto unless such Holder (A) has at such time a current intent to sell such Registrable Securities, and confirms such intent in writing, and (B) has furnished the Company promptly after the Company's request, such information regarding the Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. The Company may refrain from filing a registration for any Holder's Registrable Securities if it does not furnish such information provided above. Each of the Holders agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by Holders not misleading with respect to such Holder.

         The Holders agree by acquisition of the Registrable Securities that, upon receipt of any notice from the Company of (A) the happening of any event of the kind described in Section 3(c)(ii), 3(c)(iii), 3(c)(iv), 3(c)(v) or 3(c)(vi) hereof or (B) that, in the reasonable judgment of the Company, it is advisable to suspend use of the Prospectus for a discrete period of time due to pending corporate developments, public filings with the SEC or similar events, the Holders will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until the Holders' receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(j) hereof, or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. The Company shall use its reasonable efforts to insure that the use of the Prospectus may be resumed as soon as practicable.

                  (l) Use its best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the Holders participating in the offering, and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the Holder participating in the offering.

         4. Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with federal securities or Blue Sky laws,
(ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) fees and disbursements of counsel for the Company and the Special Counsel, and (iv) Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the

Company are then listed and rating agency fees and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 4, the Holders shall pay all registration expenses to the extent that the Company is prohibited by applicable Blue Sky laws from paying for or on behalf of the Holders.

         All underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Registrable Securities if any, shall be paid by the Holders.

         5. Indemnification.

                  (a) Indemnification by the Company. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, BankAmerica Ventures ("BAV") each of its officers, directors, partners and members and each selling Holder and each person, if any, who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange
Act) from and against all losses, liabilities, claims, damages and expenses (including but not limited to reasonable attorney fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation) (collectively, "LOSSES"), arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as the same are based solely upon information furnished in writing to the Company by BAV or any Holder expressly for use therein; provided, that the Company shall not be liable to BAV or any Holder (or any person controlling any of the Holders) to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any prospectus if either (A)
(i) BAV or any of the Holders failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by the Holders of a Registrable Security to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission, or (B) (x) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, the Holders thereafter fail to deliver such Prospectus as so amended or supplemented, with or prior to the delivery of written confirmation of the sale of a Registrable Security to the person asserting the claim from which such Losses arise. The Company shall also indemnify each underwriter and each person who controls such person (within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange
Act) to the same extent as provided above with respect to the indemnification of the Holder.

                  (b) Indemnification by Holder. In connection with any Registration Statement in which the Holders are participating, BAV or the Holders shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and each Holder agrees to indemnify, to the fullest extent permitted by law, the Company, its directors and officers and each other person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), from and against all Losses in each case arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by BAV or the Holders to the Company expressly for use in such Registration Statement, Prospectus or preliminary prospectus. In no event shall the liability of BAV or any of the Holders hereunder exceed the net proceeds received from sales of its Registrable Securities. The Company shall be entitled to receive indemnities from underwriters participating in the distribution to the same extent as provided above with respect to information so furnished in writing by such persons expressly for use in any Prospectus or Registration Statement.

                  (c) Conduct of Indemnification Proceedings. If any person shall be entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the "INDEMNIFYING PARTY") of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, that the failure to so notify the Indemnifying Party shall not relieve the Indemnified Party from any obligation or liability except to the extent that the Indemnified Party has been prejudiced materially by such failure. All such fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the Indemnified Party on a quarterly basis following written notice thereof to the Indemnified Party (notwithstanding the absence of judicial determination as to the propriety and enforceability of the Indemnified Party's obligation to reimburse the Indemnified Party for such expense and the possibility that such payments might later be held to have been improper by a court of competent jurisdiction). In case any such action is brought against an Indemnified Party, the Indemnified Party shall be entitled to participate therein and it may elect by written notice delivered to the Indemnified Party within a reasonable period of time after receiving the aforesaid notice from such Indemnified Party, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant for plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

                  (d) Contribution. If the indemnification provided for in this
Section 5 is unavailable to an Indemnified Party under Section 5(a) or 5(b) hereof in respect of any Losses or is insufficient to hold such Indemnified Party harmless, then each applicable Indemnified Party, in lieu of indemnifying such Indemnified Party, shall, jointly and severally, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnified Party or indemnifying parties, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnified Party or indemnifying parties, on the one hand, and such Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnified Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any reasonable legal or other reasonable fees or expenses incurred by such party in connection with any proceeding.

         The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method or allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding this Section 5(d), if any of the Holders are the Indemnifying Party, such Holders shall not be required to contribute any amount in excess of the amount by which the net proceeds exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         The indemnity, contribution and expense reimbursement obligations of the Company hereunder shall be in addition to any liability the Company may otherwise have hereunder or otherwise. The provisions of this Section 5 shall survive so long as Registrable Securities remain outstanding, notwithstanding any termination of this Agreement.

         6. Rule 144 Information Requirements. For so long as any Registrable Securities are "restricted securities" under Rule 144, the Company agrees to timely file the reports required to be filed by it under the Securities Act and the Exchange Act.

         7. Sale without Registration. The Holders agree to comply in all respects with the provisions of this Section 7 so long as each certificate representing the Shares is required to bear the legend in substantially the form set forth in the Stock Purchase Agreement among the Holders and the Company (or any similar legend). Prior to any proposed transfer of any Registrable Securities by the Holders which shall not be registered under the Securities Act, the Holders shall give written notice to the Company of its intention to effect such transfer, accompanied by: (a) such information as is reasonably necessary in order to establish that such transfer may be made without registration under the Securities Act; and (b) at the expense of such Holder or such Holder's transferee, an unqualified written opinion of legal counsel, satisfactory in form and substance to the Company, to the effect that such transfer may be made without registration under the Securities Act; provided that nothing contained in this Section 7 shall relieve the Company from complying with its obligations pursuant to Section 2 of this Agreement.

         8. Transfer of Rights. The rights granted to the Holders under Section 2 hereof may be assigned to any transferee or assignee who is (a) a subsidiary, parent, LLC, general partner, limited partner, retired partner, member or retired member of a Holder, (b) a Holder's ancestors, descendants or spouse or to trusts for the benefit of such persons or such Holder or (c) a client, employee or member of BAV, provided that (i) such transfer may otherwise be effected in accordance with applicable securities laws, (ii) the Company is given written notice of any such transfer five (5) Business Days prior to the date of said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned and (iii) the transferee or assignee of such rights is not deemed by the Board of Directors of the Company, in its reasonable judgment, to be a competitor of the Company and provided further that the transferee or assignee of such rights assumes in writing in a form reasonably acceptable to the Company the obligations of the Holders under this Agreement. Notwithstanding the above, BAV shall be permitted to transfer or assign its rights to Bank of America Ventures, L.P. without the requirements set forth in Section 8.

         9. Miscellaneous.

                  (a) Remedies. In the event of a breach by the Company of its obligations under this Agreement, the Holders, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of their rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

                  (b) No Conflicting Agreements. The Company has not, as of the date hereof, and shall not, on or after the date of this Agreement, enter into any agreement with respect to its securities which materially conflicts with the rights granted to the Holders in this Agreement.

                  (c) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of a majority of the Holders.

                  (d) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier or (iii) one business day after being deposited with a reputable next-day courier, postage prepaid, to the parties as follows:

                           (i) if to the Holders, c/o BankAmerica Ventures, 950
Tower Lane, Suite 700, Foster City, California 94404, Attention: Mark Brooks and Robert S. Fore, or to such other address as a Holder may hereafter furnish to the Company in writing in accordance herewith, with a copy to Julia Davidson, Cooley Godward LLP, Five Palo Alto Square, Palo Alto, CA 94306-2155.

                           (ii) if to the Company, to Cardiac Pathways
Corporation, 995 Benecia Avenue, Sunnyvale, California 94086, Attention: G. Michael Latta, Chief Financial Officer, or to such other address as the Company may hereafter furnish to BAV in writing in accordance herewith, with a copy to Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304-1050.

                  (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties.

                  (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

                  (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  (h) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

                  (i) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

                  (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Shares. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Shares. This

Agreement supersedes all prior agreements and understandings among the parties with respect to such registration rights.

                  (k) Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as determined by the court, shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                  (l) Further Assurances. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things reasonably necessary, proper or advisable under applicable law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the other documents contemplated hereby and consummate and make effective the transactions contemplated hereby.

                  (m) Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the earlier of (i) May 20, 2004, or (ii) or when all of the Registrable Securities have been sold or cease to be Registrable Securities.

                  (n) Actions by the Holders. Any action to be taken by the Holders pursuant to the Agreement may be taken by the Holders of a majority of the Registrable Securities.

         The foregoing Registration Rights Agreement is hereby executed as of the date first above written.


"COMPANY"

CARDIAC PATHWAYS CORPORATION


By:
   ---------------------------------------------------
William N. Starling
President and Chief Executive Officer


"HOLDERS"


BANKAMERICA VENTURES


By:
   ---------------------------------------------------

Title:
   ---------------------------------------------------


MORGAN STANLEY VENTURE PARTNERS III, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ---------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424




   SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION REGISTRATION RIGHTS AGREEMENT

MORGAN STANLEY VENTURE INVESTORS III, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ---------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424


MORGAN STANLEY VENTURE PARTNERS
 ENTREPRENEUR FUND, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.
      its General Partner
By: Morgan Stanley Venture Capital III, Inc.,
      its Institutional Managing Member

By:
   ---------------------------------------------------
Name:
Title:
Address: 1221 Avenue of the Americas
         New York, New York  10020
Fax:     (212) 762-8424


VAN WAGONER CAPITAL MANAGEMENT

By:
   ---------------------------------------------------
Name:
Title:
Address:

Fax:     (415) 835-5050




   SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION REGISTRATION RIGHTS AGREEMENT

STATE OF WISCONSIN INVESTMENT BOARD

By:
   ---------------------------------------------------
Name:  John Nelson
Title:  Investment Director
Address:

Fax:


------------------------------------------------------
THOMAS FOGARTY






   SIGNATURE PAGE - CARDIAC PATHWAYS CORPORATION REGISTRATION RIGHTS AGREEMENT

                                   Schedule 1

                               SCHEDULE OF HOLDERS



                                                                                                      Number of Shares of
             Holder and Beneficial Owner                        Nominee and Record Holder            Registrable Securities
 --------------------------------------------------------   ---------------------------------       ------------------------
 BankAmerica Ventures
                                                                                                                     10,000
 Morgan Stanley Venture Partners III, L.P.
                                                                                                                      8,773
 Morgan Stanley Venture Investors III, L.P.
                                                                                                                        842

 Morgan Stanley Venture Partners Entrepreneurs Fund, L.P.                                                               385

 Van Wagoner Capital Management                                                                                       5,000

 State of Wisconsin Investment Board                                                                                  6,000

 Thomas Fogarty                                                                                                         500